As filed with the SEC on March 20, 2020 .	Registration No. 333‑xxxxxx
Registration No. 811-05826

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

FORM N-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 186
_____________

PRUCO LIFE
VARIABLE UNIVERSAL ACCOUNT
(Exact Name of Registrant)

PRUCO LIFE INSURANCE COMPANY
(Name of Depositor)

213 Washington Street
Newark, NJ 07102
800-778-2255
(Address and telephone number of principal executive offices)
_____________

Christopher J. Madin
Vice President and Corporate Counsel
Pruco Life Insurance Company
280 Trumbull Street
Hartford, CT 06103
(Name and address of agent for service)

_____________

Variable Universal Life Insurance Contracts - Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant elects to register an indefinite amount of securities.

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective on such dates as the Commission, action pursuant to said Section 8(a), may determine.

PART A:

INFORMATION REQUIRED IN THE PROSPECTUS

PROSPECTUS
June 15, 2020
PruLife® SVUL Protector®
AN INDIVIDUAL, FLEXIBLE PREMIUM, SURVIVORSHIP, VARIABLE UNIVERSAL LIFE INSURANCE CONTRACT ISSUED BY:
PRUCO LIFE INSURANCE COMPANY
PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT
213 WASHINGTON STREET
NEWARK, NEW JERSEY 07102
TELEPHONE: 800-944-8786

The PruLife® SVUL Protector® Contract (2020) is offered on or after June 15, 2020, under form number SVULPR-2020 or ICC20 SVULPR-2020, subject to state availability. A state and/or other code may follow the form number. Your Contract's form number is located in the lower left-hand corner of the first page of your Contract.
____________________________________________________________________________________________________________
This prospectus describes the PruLife® SVUL Protector® Contract (2020) (the “Contract”) offered by Pruco Life Insurance Company ("Pruco Life", "us", "we", or "our"), a stock life insurance company. Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"). This prospectus is being provided for informational or educational purposes only and does not take into account the investment objectives or financial situation of any client or prospective clients. The information is not intended as investment advice and is not a recommendation about managing or investing finances in a variable insurance product. Clients seeking information regarding their particular investment needs should contact a financial professional.
Please read this prospectus before purchasing a PruLife® SVUL Protector® (2020) Contract and keep it for future reference. Capitalized terms used in this prospectus are defined where first used or in the section DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS.
You (the "Contract Owner") may choose to invest your Contract's premiums and its earnings in one or more of the available Variable Investment Options of the Pruco Life Variable Universal Account (the "Separate Account" or “Account”). The Account offers a wide variety of Variable Investment Options from the firms listed below. A complete list of the available Funds is included in this prospectus.

Advanced Series Trust	Neuberger Berman
American Funds®	Prudential
BNY Mellon	TOPS – The Optimized Portfolio System®
MFS®
You may also choose to invest your Contract’s premiums and its earnings in the Fixed Rate Option, which pays a guaranteed interest rate.
____________________________________________________________________________________________________________
IMPORTANT INFORMATION
Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission ("SEC"), paper copies of the Funds' annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on our website (www. prudential.com/eprospectus), and you will be notified by mail each time a report is posted and provided with a website link to access the report.
If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Funds electronically anytime by going to www.prudential.com/edelivery. You may elect to receive all future reports in paper free of charge by calling 877-248-4019.

In compliance with U.S. law, Pruco Life delivers this prospectus to Contract Owners that currently reside outside of the United States. In addition, we may not market or offer benefits, features, or enhancements to prospective or current Contract Owners while outside of the United States.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined that this Contract is a good investment, nor has the SEC determined that this prospectus is complete or accurate. It is a criminal offense to state otherwise.
The Contract may be purchased through registered representatives located in banks and other financial institutions. Investment in a variable life insurance contract is subject to risk, including the possible loss of your money. An investment in PruLife® SVUL Protector® is not a bank deposit and is not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency.

Appendix A: State Availability Or Variations Of Certain Features And Riders	i

The following summaries provide a brief overview of the more significant aspects of the Contract. We provide more complete and detailed information in the subsequent sections of this prospectus and in the statement of additional information and Contract.
SUMMARY OF THE CONTRACT AND CONTRACT BENEFITS
Brief Description of the Contract – PruLife® SVUL Protector® is a form of variable universal life insurance providing coverage on the lives of two insureds. A Death Benefit is paid upon the death of the surviving (second-to-die) insured person.
Some Contract forms, features and/or riders described in this prospectus may be subject to state variations or may not be available in all states. See Appendix A, which is part of your prospectus, for state availability and a description of all material variations to features and riders that differ from the description contained in the prospectus. Some Contract forms, features, and/or Variable Investment Options described in this prospectus may not be available through all brokers. The Contract form number for this Contract is ICC20 SVULPR-2020 or SVULPR-2020. A state and/or other code may follow the form number. Your Contract's form number is located in the lower left hand corner of the first page of your Contract.
Types of Death Benefit – You may choose from three types of Death Benefit options. You may change from one Death Benefit type to another, subject to limitations, and charges may apply.

•	Type A (fixed): the Death Benefit is generally the Basic Insurance Amount you chose.

•	Type B (variable): the Death Benefit is generally the Basic Insurance Amount plus the value of the Contract Fund.

•	Type C (return of premium): the Death Benefit is generally the Basic Insurance Amount plus the total premiums paid into the Contract and less any withdrawals.
Decreasing the Basic Insurance Amount – Subject to certain limitations and charges, you have the option of decreasing the Basic Insurance Amount after the Contract is issued.
Premium Payments – With certain exceptions, you choose the timing and the amount of premium payments.
Investment Choices – You may choose to allocate your net premiums and earnings to one or more of the available Variable Investment Options or our Fixed Rate Option. You may change the way in which subsequent premiums are allocated. You may transfer money among your investment choices, subject to restrictions. In addition, you may use our dollar cost averaging feature or our automatic rebalancing feature.
The Contract Fund – Your net premiums paid into the Contract are held in the Contract Fund, the value of which changes daily reflecting: (1) increases or decreases in the value of the Funds; (2) interest credited on any amounts allocated to the Fixed Rate Option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the Variable Investment Options. The Contract Fund value also changes to reflect monthly deductions and any withdrawals.
Death Benefit Protection – The Contract includes at no additional cost a Limited No-Lapse Guarantee and a Rider to Provide Lapse Protection. These provide conditional guarantees that can keep your Contract in effect regardless of investment performance or Contract Fund value. The Limited No-lapse Guarantee can protect your Contract during the first 10 Contract years. The Rider To Provide Lapse Protection can protect your Contract starting in the 11st Contract year. Both are subject to requirements for maintaining the guarantees. The guarantees may not last for the period of time you wish to keep your Contract.
Riders – You may choose to add riders to the Contract which provide additional benefits. Additional charges may apply.
Loans – You may borrow money from us using your Contract as security for the loan. Interest charges will apply.
Withdrawals – Under certain circumstances and limitations, you may withdraw a part of the Contract's Cash Surrender Value without surrendering the Contract. Charges may apply.
Surrendering the Contract – A Contract may be surrendered for its Cash Surrender Value while at least one insured is living. Charges may apply.
Canceling the Contract (Right to Cancel or “Free Look”) – Generally, you may return the Contract for a refund within 10 days after you receive it (or within any longer period of time required by state law).
SUMMARY OF CONTRACT RISKS
Contract Values Are Not Guaranteed – The value of your Contract Fund rises and falls with the performance of the investment options you choose and the charges that we deduct. Your benefits (including life insurance) are not guaranteed, and may be entirely dependent on the investment performance of the Variable Investment Options you select.
The Variable Investment Options you choose may not perform to your expectations. Investing in the Contract involves risks including the possible loss of your entire investment. Only the Fixed Rate Option provides a guaranteed rate of return.
Increase in Charges – In several instances we will use the terms “maximum charge” and “current charge.” The “maximum charge,” in each instance, is the highest charge that we may apply under the Contract. The “current charge,” in each instance, is the amount that we now charge, which may be lower than the maximum charge. If circumstances change, we reserve the right to increase each current charge, up to the maximum charge.
Risks of Using the Contract as a Short-Term Savings Vehicle – The Contract is designed to provide benefits on a long-term basis. Consequently, you should not use the Contract as a short-term investment or savings vehicle. Because of the long-term nature of the Contract, you should consider whether purchasing the Contract is consistent with the purpose for which it is being considered.
Risk of Contract Lapse – On each Monthly Date we determine the value of your Contract Fund. The Contract is in default if the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less, unless it remains in force under the Limited No-Lapse Guarantee or Rider to Provide Lapse Protection. Your Contract will also be in default if, at any time, the Contract Debt equals or exceeds the Contract Fund, less any applicable surrender charges, unless it remains in force under the Overloan Protection Rider (if applicable). Poor investment performance, insufficient premium payments, withdrawals, and loans are some of the factors that could cause your Contract to lapse and you could lose your insurance coverage.
Risks of Taking Withdrawals – Whenever a withdrawal is made, the Death Benefit will immediately be reduced by at least the amount of the withdrawal. A surrender charge may be deducted when any withdrawal causes a reduction in the Basic Insurance

Amount. If the Basic Insurance Amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract, which would result in less favorable tax treatment for loans, withdrawals, or assignments. Accessing the values in your Contract through withdrawals may significantly affect current and future Contract values or Death Benefit proceeds and may increase the chance that your Contract will lapse. In addition, a withdrawal from your Contract may have tax consequences.
Risks of Taking a Contract Loan – Accessing the values in your Contract through Contract loans may significantly affect current and future Contract values or Death Benefit proceeds and may increase the chance that your Contract will lapse. Taking a Contract loan will prevent any Death Benefit guarantees from protecting your Contract from lapsing. In addition, a loan from your Contract may have tax consequences.
Limitations on Transfers – Currently, we allow up to 20 transfers among the Variable Investment Options per calendar year. After you have submitted 20 transfers in a calendar year, we will accept subsequent transfer requests only if they bear an original signature in ink, are received in Good Order at a Service Office, and are sent to us by U.S. regular mail.
Only one transfer from the Fixed Rate Option is permitted during each Contract Year and the amount of the transfer is subject to strict limits.
Surrender of the Contract – We deduct a surrender charge from the surrender proceeds. While the amount of the surrender charge decreases over time, it may be a substantial portion or even equal to your Contract Fund. A surrender of your Contract may have tax consequences.
Potential Tax Consequences – Your Contract is structured to meet the definition of life insurance under Section 7702 of the Internal Revenue Code. At issue, the Contract Owner chooses one of the following definition of life insurance tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. We reserve the right to refuse to accept a premium payment that would, in our opinion, cause this Contract to fail to qualify as life insurance.

Current federal tax law generally excludes all Death Benefits from the gross income of the beneficiary of a life insurance contract. However, your Death Benefit could be subject to estate tax. In addition, you generally are not subject to taxation on any increase in the Contract value until it is withdrawn. Generally, you are taxed on surrender proceeds and the proceeds of any withdrawals only if those amounts, when added to all previous distributions, exceed the total premiums paid. Amounts received upon surrender or withdrawal (including any outstanding Contract loans) in excess of premiums paid are treated as ordinary income.
Special rules govern the tax treatment of life insurance policies that meet the federal definition of a Modified Endowment Contract under Section 7702A of the Internal Revenue Code. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the Basic Insurance Amount is made (or a rider removed). Under current tax law, pre-death distributions, including loans and assignments, are taxed less favorably under Modified Endowment Contracts. Death Benefit payments under Modified Endowment Contracts, however, like Death Benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary.
Replacement of a Contract – The replacement of life insurance is generally not in your best interest. If you are considering purchasing this Contract to replace an existing contract, you should first consider other options. In some cases, if you require additional life insurance coverage, the benefits of your existing contract can be protected by increasing the insurance amount of your existing contract, if permitted, or by purchasing an additional contract. If you are considering replacing a contract, you should compare the benefits and costs of supplementing your existing contract with the benefits and costs of purchasing a new Contract from us and you should consult with a tax adviser.
Our Ability to Pay Benefits – All insurance benefits, including the Death Benefit, and all guarantees, including those related to the Fixed Rate Option, are general account obligations that are subject to the financial strength and claims paying ability of Pruco Life.
SUMMARY OF RISKS ASSOCIATED WITH THE VARIABLE INVESTMENT OPTIONS
The Account invests in the shares of one or more open-end management investment companies registered under the Investment Company Act of 1940.  Each Variable Investment Option, which invests in a corresponding Fund, has its own investment objective, strategy, and associated risks, which are described in the Fund's prospectus. Before allocating net premium to a Variable Investment Option, you should read the current Fund prospectus. Fund prospectuses are available at www.prudential.com/eprospectus or by calling 800-944-8786. The income, gains, and losses of one Variable Investment Option have no effect on the investment performance of any other Variable Investment Option.
Amounts you allocate to the Variable Investment Options may grow in value, decline in value or grow less than you expect, depending on the investment performance of the Funds. You bear the investment risk that the Funds may not meet their investment objectives. It is possible to lose your entire investment in the Variable Investment Options.
The Contract offers Variable Investment Options through the Advanced Series Trust ("AST"). The AST Variable Investment Options are also available in variable annuity contracts we offer. Some of these variable annuity contracts offer a feature that utilizes a predetermined mathematical formula (the “formula”) to manage the guarantees offered in connection with certain optional benefits. The operation of the formula in those variable annuity contracts may result in large-scale asset flows into and out of the Funds corresponding to the Variable Investment Options that are available with your Contract. These asset flows could adversely impact the Funds, including their risk profile, expenses and performance.
SUMMARY OF CHARGES AND EXPENSES
Charges Other Than Fund Expenses
The following tables describe the maximum fees and expenses that you could pay when buying, owning, and surrendering the Contract. Generally, our current fees and expenses are lower than the maximum fees and expenses reflected in the following tables.
The first table describes maximum fees and expenses that we deduct from each premium payment, and maximum fees we charge for purchases, surrenders, transfers and other transactions, and certain riders.

Table 1: Transaction and Optional Rider Fees
Charge	When Charge Is Deducted	Amount Deducted
Sales Charge On Premiums (load)	Deducted from premium payments.	2.68%
Premium-Based Administrative Charge (Charge for state and federal premium taxes and other charges that are based on premiums.)	Deducted from premium payments.	3.75%
Surrender Charge (Minimum and maximum per $1,000 of Basic Insurance Amount.) _____________ Initial charge for a representative Contract Owner(3)	Upon lapse, surrender, or decrease in Basic Insurance Amount.	From $3.83 to $18.00(1)(2) _____________ $8.39
Transfer fee	Each transfer exceeding 12 in any Contract Year.	$25
Withdrawal fee	Upon withdrawal.	$25
Basic Insurance Amount decrease fee	Upon decrease in Basic Insurance Amount.	$25
Survivorship BenefitAccess Rider fee	One-time charge when the Terminal Illness Option of the rider is exercised.	$150
Enhanced Cash Value Rider fee (Per $1,000 of Basic Insurance Amount.)	One-time charge applied on first month of processing.	$0.75
Overloan Protection Rider fee (Percentage of the Contract Fund amount.)	One-time charge upon exercising the rider benefit.	3.5%

(1)
The surrender charge amount per $1,000 varies based on the individual characteristics of the insureds, including issue age, sex, and underwriting classification, as well as Contract duration and the addition of optional riders. The highest surrender charge amount per $1.000 applies in the first Contract Year to Contracts where both insureds are at higher risk underwriting classifications.  The charge decreases to zero by the end of the 14th Contract Year.

(2)	No optional riders have been added to the Contract.

(3)	Representative insureds are male age 59 and female age 57, both preferred best underwriting class, no ratings or extras.
The second table describes the maximum Contract fees and expenses that you will pay periodically during the time you own the Contract, not including the Funds’ fees and expenses.

Table 2: Periodic Contract and Optional Rider Charges Other Than the Funds’ Operating Expenses
Charge	When Charge Is Deducted	Amount Deducted
Cost Of Insurance (“COI”) for the Basic Insurance Amount. Minimum and maximum charge per $1,000 of the Net Amount At Risk. _____________ Initial COI for a representative Contract Owner.(4)	Monthly	From $.00001 to $83.34(1)(2)(3) _____________ $0.00111
Administrative Charge For Basic Insurance Amount Minimum and maximum charge (charge per $1,000 of Basic Insurance Amount plus a flat fee). _____________ Charge for a representative Contract Owner.(4)	Monthly	From $0.02 to $10.50(2)(5) plus $10 _____________ $0.32 plus $10
Mortality And Expense Risk Charge (Calculated as a percentage of assets in Variable Investment Options.)	Daily	0.50%(7)

Additional Mortality Charge For Certain Risks associated with health conditions, occupations, avocations, or aviation. (Flat extra per $1,000 of Basic Insurance Amount.)	Monthly	From $0.10 to $2.08(2)(8)
Survivorship BenefitAccess Rider
cost of insurance charge per $1,000 of rider Net Amount At Risk.
 2% Monthly Benefit Percentage:
Minimum and maximum charge per $1,000

Initial charge for a representative Contract Owner.(4)
_____________

4% Monthly Benefit Percentage:
Minimum and maximum charge per $1,000

Initial charge for a representative Contract Owner.(4)
	Monthly	From $0.00007 to $12.42(1)(2) $0.0094 _____________ From $0.00012 to $12.42(1)(2) $0.0161
Survivorship BenefitAccess Rider charge per $1,000 of Basic Insurance Amount. Minimum and maximum charge per $1,000 _____________ Charge for a representative Contract Owner.(4)	Monthly	From $0.00 to $0.50(2)(5) _____________ $0.03
Estate Protection Rider (charge per $1,000 of rider coverage amount) _____________ Initial charge for a representative Contract Owner.(4)	Monthly	From $0.05001 to $83.39(1)(2)(6) _____________ $0.0512
Net interest on loans(9)	Annually	1% for standard loans. 0.05% for preferred loans.

(1)	The charge per $1,000 varies based on the individual characteristics of the insureds, including such characteristics as age, sex, and underwriting classification, as well as Contract duration.

(2)
The charge shown in the table may not be representative of the charge that a particular Contract Owner will pay. You may obtain more information about the particular charges that apply to you by contacting your Pruco Life representative.

(3)	The highest COI rate is charged for older Attained Ages with worse underwriting classifications.

(4)	Representative insureds are male age 59 and female age 57, both preferred best underwriting class, with a $1,000,000 Basic Insurance Amount.

(5)	The charge per $1,000 varies based on the individual characteristics of the insureds, including such characteristics as age, sex, and underwriting classification.

(6)	Duration of the charge is limited.

(7)	The daily charge is based on the effective annual rate shown.

(8)	The amount and duration of the charge per $1,000 will vary based on individual circumstances including issue age, type of risk, and the frequency of exposure to the risk.

(9)
The net interest on loans reflects the net difference between a standard loan with an effective annual interest rate of 2% and an effective annual interest credit equal to 1%. Preferred loans are charged a lower effective annual interest rate. All loans are standard loans during the first 10 Contract Years. All new and existing loans will be considered preferred loans on and after the 10th Contract Anniversary.

Fund Expenses
This table shows the minimum and maximum total operating expenses charged by the Funds that you will pay periodically during the time you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each of the Funds. Fund prospectuses are available at www.prudential.com/eprospectus or by calling 800-944-8786.

Total Annual Fund Operating Expenses	Minimum	Maximum
(Expenses that are deducted from the Funds’ assets, including management fees, any distribution [and/or service] (12b-1) fees, and other expenses, but not including reductions for any fee waiver or other reimbursements.)	0.31%	1.18%

GENERAL DESCRIPTIONS OF PRUCO LIFE INSURANCE COMPANY, THE REGISTRANT, AND THE FUNDS

Pruco Life Insurance Company
Pruco Life Insurance Company ("Pruco Life", “us”, “we”, or “our”) is a stock life insurance company, organized on December 23, 1971, under the laws of the state of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York. Our principal executive office is located at 213 Washington Street, Newark, New Jersey 07102.
The Pruco Life Variable Universal Account
We have established a Separate Account, the Pruco Life Variable Universal Account (the "Account" or the "Registrant") to hold the assets that are associated with the Contracts. The Account was established on April 17, 1989, under Arizona law and is registered with the SEC under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The Account meets the definition of a "Separate Account" under the federal securities laws. The Account holds assets that are segregated from all of our other assets. Thus, such assets that are held in support of client accounts are not chargeable with liabilities arising out of any other business Pruco Life conducts.
We are the legal owner of the assets in the Account. We will maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Contracts. In addition to these assets, the Account's assets may include funds contributed by us to commence operation of the Account and may include accumulations of the charges we make against the Account. From time to time we will transfer capital contributions to our general account. We will consider any possible adverse impact the transfer might have on the Account before making any such transfer.
Income, gains and losses credited to, or charged against, the Account reflect the Account’s own investment experience and not the investment experience of our other assets. The assets of the Account that are held in support of client accounts may not be charged with liabilities that arise from any other business we conduct.
We are obligated to pay all amounts promised to Contract Owners under the Contract. The obligations to Contract Owners and beneficiaries arising under the Contracts are our general corporate obligations. Guarantees and benefits within the Contract are subject to our claims paying ability.
You may invest in one or a combination of the available Variable Investment Options. When you choose a Variable Investment Option, we purchase shares of the corresponding Fund or a separate investment series of a Fund which are held as an investment for that option. We hold these shares in the Account.
The Funds
This Contract offers Funds managed by AST Investment Services, Inc. and PGIM Investments LLC, both of which are affiliated companies of Pruco Life (“Affiliated Funds”), and Funds managed by companies not affiliated with Pruco Life ("Unaffiliated Funds"). Pruco Life and its affiliates (“Prudential Companies”) receive fees and payments from both the Affiliated Funds and the Unaffiliated Funds. We consider the amount of these fees and payments when determining which Funds to offer through the Contract. Affiliated Funds may provide Prudential Companies with greater fees and payments than Unaffiliated Funds. Because of the potential for greater profits earned by the Prudential Companies with respect to the Affiliated Funds, we have an incentive to offer Affiliated

Funds over Unaffiliated Funds. As indicated next to each Fund's description in the tables that follow, each Fund has one or more subadvisers that provide certain day-to-day investment management services. We have an incentive to offer Funds with certain subadvisers, either because the subadviser is a Prudential Company or because the subadviser provides payments or support, including distribution and marketing support, to the Prudential Companies. We may consider those subadviser financial incentive factors in determining which Funds to offer under the Contract. Also, in some cases, we offer Funds based on the recommendations made by selling broker-dealer firms. These firms may receive payments from the Funds they recommend and may benefit accordingly from allocations of Contract Fund value to the Variable Investment Options that invest in these Funds. Allocations made to all Affiliated Funds benefit us financially. See Service Fees Payable To Pruco Life for more information about fees and payments we may receive from the Funds and/or their affiliates.
Pruco Life has selected the Funds for inclusion as investment options under this Contract in Pruco Life’s role as issuer of this Contract. We may remove or add additional Variable Investment Options in the future. We may consider the potential risk to us of offering a Fund in light of the benefits provided by the Contract.
PGIM Investments LLC serves as the investment manager for The Prudential Series Fund ("PSF") and certain Funds of AST. PGIM Investments LLC and AST Investment Services, Inc. serve as co-investment managers of the other Funds of AST.
The investment management agreements for PSF and AST provide that the investment manager or co-investment managers (the “Investment Managers”) will furnish each applicable Fund with investment advice and administrative services subject to the supervision of the Board of Trustees and in conformity with the stated policies of the applicable Fund. The Investment Managers must also provide, or obtain and supervise, the executive, administrative, accounting, custody, transfer agent, and shareholder servicing services that are deemed advisable by the Board of Trustees of the applicable Fund.
The Investment Managers or subadvisers for the Funds charge a daily investment management fee as compensation for their services. Allocations made to all AST and PSF Funds benefit us financially because fees are paid to us or our affiliates by the AST and PSF Funds. More detailed information, including a full description of these fees, is available in the Funds' prospectuses.
Each Fund is detailed in its own separate prospectus. The Fund's prospectus and statement of additional information is available at www.prudential.com/eprospectus or by calling 800-944-8786. You should read the Fund prospectuses before you decide to allocate assets to the Variable Investment Options. We will also provide you with the prospectus for each Fund in which you invest. The Variable Investment Options that you select are your choice – we do not provide investment advice, nor do we recommend any particular Variable Investment Option. There is no assurance that the investment objectives of the Funds will be met. Please refer to the tables below to see which Variable Investment Options you may choose.
In the future, it may become disadvantageous for separate accounts of variable life insurance and variable annuity contracts to invest in the same Funds. Neither the companies that invest in the Funds nor the Funds currently foresee any such disadvantage. The Board of Directors for each Fund intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity Contract Owners and to determine what action, if any, should be taken. Material conflicts could result from such things as:

(1)	changes in state insurance law;

(2)	changes in federal income tax law;

(3)	changes in the investment management of any Fund; or

(4)	differences between voting instructions given by variable life insurance and variable annuity Contract Owners.
The terms “Fund” and “portfolio” are largely used interchangeably. Some of the Funds use the term “Fund” and others use the term “portfolio” in their respective prospectuses.
A Fund may have a similar name, investment objective, or investment policy resembling those of a mutual fund managed by the same investment adviser or subadviser that is sold directly to the public. Despite such similarities, there can be no assurance that the investment performance of any such Fund will resemble that of the publicly available mutual fund.

The tables below reflect the Funds in which the Account invests, their investment objectives, and each Fund’s investment subadvisers. For Funds with multiple subadvisers, each subadviser manages a portion of the assets for that Fund. The AST Balanced Asset Allocation Portfolio and the AST Preservation Asset Allocation Portfolio each invests primarily in shares of other Funds, which are managed by the subadvisers of those Funds.
Although the PSF Government Money Market Portfolio is designed to be a stable investment option, it is possible to lose money in that Variable Investment Option. For example, when prevailing short-term interest rates are very low, the yield on the PSF Government Money Market Portfolio may be so low that, when Fund and Contract charges are deducted, you experience a negative return.

Affiliated Funds
Fund	Investment Objective Summary	Subadviser
ADVANCED SERIES TRUST
AST Advanced Strategies Portfolio
Seeks a high level of absolute return by using traditional and non-traditional investment strategies and by investing in domestic and foreign equity and fixed income securities, derivative instruments and other investment companies.

Brown Advisory LLC; Loomis, Sayles & Company, L.P.; LSV Asset Management; Pacific Investment Management Company, LLC; PGIM Fixed Income; PGIM Investments LLC; QMA LLC; T. Rowe Price Associates, Inc.; William Blair Investment Management, LLC

AST AllianzGI World Trends Portfolio	Seeks to obtain the highest potential total return consistent with its specified level of risk tolerance.	Allianz Global Investors U.S. LLC
AST Balanced Asset Allocation Portfolio	Seeks to obtain the highest potential total return consistent with its specified level of risk tolerance.	PGIM Investments LLC; QMA LLC
AST BlackRock Global Strategies Portfolio	Seeks a high total return consistent with a moderate level of risk.	BlackRock Financial Management, Inc.; BlackRock International Limited
AST BlackRock Low Duration Bond Portfolio	Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock Financial Management, Inc.; BlackRock International Limited; BlackRock (Singapore) Limited
AST BlackRock/Loomis Sayles Bond Portfolio	Seeks to maximize total return, consistent with preservation of capital and prudent investment management.	BlackRock Financial Management, Inc.; BlackRock International Limited; BlackRock (Singapore) Limited; Loomis, Sayles & Company, L.P.
AST Fidelity Institutional AM® Quantitative Portfolio	Seeks long-term capital growth balanced by current income.	FIAM LLC
AST Hotchkis & Wiley Large-Cap Value Portfolio	Seeks current income and long-term growth of income, as well as capital appreciation.	Hotchkis and Wiley Capital Management, LLC
AST International Value Portfolio	Seeks capital growth.	Lazard Asset Management LLC; LSV Asset Management
AST J.P. Morgan International Equity Portfolio	Seeks capital growth.	J.P. Morgan Investment Management, Inc.
AST J.P. Morgan Strategic Opportunities Portfolio	Seeks to maximize return compared to the benchmark through security selection and tactical asset allocation.	J.P. Morgan Investment Management, Inc.
AST Loomis Sayles Large-Cap Growth Portfolio	Seeks capital growth. Income realization is not an investment objective and any income realized on the Portfolio’s investments, therefore, will be incidental to the Portfolio’s objective.	Loomis, Sayles & Company, L.P.

Affiliated Funds
Fund	Investment Objective Summary	Subadviser
AST MFS Global Equity Portfolio	Seeks capital growth.	Massachusetts Financial Services Company
AST MFS Growth Portfolio	Seeks long-term capital growth and future, rather than current income.	Massachusetts Financial Services Company
AST Mid-Cap Growth Portfolio	Seeks long-term growth of capital.	Massachusetts Financial Services Company; Victory Capital Management Inc.
AST Preservation Asset Allocation Portfolio	Seeks to obtain the highest potential total return consistent with its specified level of risk tolerance.	PGIM Investments LLC; QMA LLC
AST Prudential Growth Allocation Portfolio	Seeks total return.	PGIM Fixed Income.; QMA LLC
AST T. Rowe Price Asset Allocation Portfolio	Seeks a high level of total return by investing primarily in a diversified portfolio of equity and fixed-income securities.	T. Rowe Price Associates, Inc.
AST T. Rowe Price Large-Cap Growth Portfolio
Seeks long-term growth of capital by investing predominantly in the equity securities of a limited number of large, carefully selected, high-quality U.S. companies that are judged likely to achieve superior earnings growth.
T. Rowe Price Associates, Inc.
AST T. Rowe Price Large-Cap Value Portfolio	Seeks maximum growth of capital by investing primarily in the value stocks of larger companies.	T. Rowe Price Associates, Inc.
AST Templeton Global Bond Portfolio	Seeks to provide current income with capital appreciation and growth of income.	Franklin Advisers, Inc.
AST Wellington Management Hedged Equity Portfolio
Seeks to outperform a mix of 50% Russell 3000 Index, 20% MSCI Europe, Australasia and the Far East (EAFE) Index, and 30% Bank of America Merrill Lynch Three-Month US Treasury Bill Index over a full market cycle by preserving capital in adverse markets utilizing an options strategy while maintaining equity exposure to benefit from up markets through investments in the Portfolio's subadviser's equity investment strategies.
Wellington Management Company LLP
THE PRUDENTIAL SERIES FUND
PSF Conservative Balanced Portfolio - Class I	Seeks total investment return consistent with a conservatively managed diversified portfolio.	PGIM Fixed Income; PGIM Limited; QMA LLC
PSF Diversified Bond Portfolio - Class I	Seeks a high level of income over a longer term while providing reasonable safety of capital.	PGIM Fixed Income; PGIM Limited
PSF Equity Portfolio - Class I	Seeks long-term growth of capital.	Jennison Associates LLC
PSF Flexible Managed Portfolio - Class I	Seeks total return consistent with an aggressively managed diversified portfolio.	PGIM Fixed Income.; PGIM Limited; QMA LLC
PSF Global Portfolio - Class I	Seeks long-term growth of capital.	Brown Advisory, LLC; LSV Asset Management; QMA LLC; T. Rowe Price Associates, Inc.; William Blair Investment Management, LLC
PSF Government Money Market Portfolio - Class I	Seeks maximum current income consistent with the stability of capital and the maintenance of liquidity.	PGIM Fixed Income
PSF High Yield Bond Portfolio - Class I	Seeks high total return.	PGIM Fixed Income; PGIM Limited
PSF Jennison Portfolio - Class I	Seeks long-term growth of capital.	Jennison Associates LLC
PSF Jennison 20/20 Focus Portfolio - Class I	Seeks long-term growth of capital.	Jennison Associates LLC
PSF SP Prudential U.S. Emerging Growth Portfolio - Class I	Seeks long-term capital appreciation.	J.P. Morgan Investment Management, Inc.
PSF SP Small-Cap Value Portfolio - Class I	Seeks long-term growth of capital.	Goldman Sachs Asset Management, L.P.

Affiliated Funds
Fund	Investment Objective Summary	Subadviser
PSF Stock Index Portfolio - Class I	Seeks investment results that generally correspond to the performance of publicly-traded common stocks.	QMA LLC
PSF Value Portfolio - Class I	Seeks capital appreciation.	Jennison Associates LLC

Unaffiliated Funds
Fund	Investment Objective Summary	Investment Adviser/Subadviser
AMERICAN FUNDS INSURANCE SERIES®
American Funds Insurance Series® Blue Chip Income and Growth Fund - Class 2	Seeks to produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.	Capital Research and Management CompanySM
American Funds Insurance Series® Growth Fund - Class 2	Seeks to provide growth of capital.	Capital Research and Management CompanySM
American Funds Insurance Series® Growth-Income Fund- Class 2	Seeks to achieve long-term growth of capital and income.	Capital Research and Management CompanySM
American Funds Insurance Series® International Fund - Class 2	Seeks to provide long-term growth of capital.	Capital Research and Management CompanySM
BNY MELLON
BNY Mellon Sustainable U.S. Equity Portfolio, Inc. - Service Shares	Seeks long-term capital appreciation.	BNY Mellon Corporation/Newton Investment Management Limited
MFS® VARIABLE INSURANCE TRUST
MFS® Utilities Series - Initial Class	Seeks total return.	Massachusetts Financial Services Company
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Neuberger Berman AMT Sustainable Equity Portfolio - Class S	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund’s environmental, social and governance (ESG) criteria.	Neuberger Berman Investment Advisers LLC
TOPS - THE OPTIMIZED PORTFOLIO SYSTEM®
TOPS® Aggressive Growth ETF Portfolio - Class 2	Seeks capital appreciation.	ValMark Advisers, Inc./Milliman Inc.
TOPS® Balanced ETF Portfolio - Class 2	Seeks income and capital appreciation.	ValMark Advisers, Inc./Milliman Inc.
TOPS® Conservative ETF Portfolio - Class 2	Seeks to preserve capital and provide moderate income and moderate capital appreciation.	ValMark Advisers, Inc./Milliman Inc.
TOPS® Growth ETF Portfolio - Class 2	Seeks capital appreciation.	ValMark Advisers, Inc./Milliman Inc.
TOPS® Managed Risk Balanced ETF Portfolio - Class 2	Seeks to provide income and capital appreciation with less volatility than the fixed income and equity markets as a whole.	ValMark Advisers, Inc./Milliman Inc.
TOPS® Managed Risk Growth ETF Portfolio - Class 2	Seeks capital appreciation with less volatility than the equity markets as a whole.	ValMark Advisers, Inc./Milliman Inc.
TOPS® Managed Risk Moderate Growth ETF Portfolio - Class 2	Seeks capital appreciation with less volatility than the equity markets as a whole.	ValMark Advisers, Inc./Milliman Inc.
TOPS® Moderate Growth ETF Portfolio - Class 2	Seeks capital appreciation.	ValMark Advisers, Inc./Milliman Inc.

Service Fees Payable To Pruco Life
We and our affiliates receive substantial payments from the Funds and/or related entities, such as the Funds’ advisers and subadvisers. Because these fees and payments are made to us and our affiliates, allocations you make to the Funds benefit us financially.
We receive Rule 12b-1 fees which compensate us and our affiliate, Pruco Securities, LLC ("Pruco Securities"), for distribution and administrative services. These fees are paid by the Funds out of each Fund’s assets and are therefore borne by Contract Owners. We also receive administrative services payments, some of which are paid by the Funds and some of which are paid by the advisers of the Funds or their affiliates and are referred to as “revenue sharing” payments. As of May 1, 2020, the maximum combined 12b-1 fees and administrative services payments we receive with respect to a Fund are equal to an annual rate of 0.55% of the average assets allocated to the Fund under the Contract. We expect to make a profit on these fees and payments and consider them when selecting the Funds available under the Contract.
In addition, an adviser or subadviser of a Fund or a distributor of the Contract may also compensate us by providing reimbursement, defraying the costs of, or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Contract. These services may include, but are not limited to: sponsoring or co-sponsoring various promotional, educational or marketing meetings and seminars attended by distributors, wholesalers, and/or broker-dealer firms’ registered representatives, and creating marketing material discussing the Contract, available options, and Funds. The amounts paid depend on the nature of the meetings, the number of meetings attended by the adviser, subadviser, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the adviser’s, subadviser’s or distributor’s participation. These payments or reimbursements may not be offered by all advisers, subadvisers, or distributors and the amounts of such payments may vary between and among each adviser, subadviser, and distributor depending on their respective participation.
In addition to the payments that we receive from Funds and/or their affiliates, those same Funds and/or their affiliates may make payments to us and/or other insurers within the Prudential Companies related to the offering of investment options within variable annuities or life insurance offered by different Prudential business units.
AST Funds
This Contract offers Variable Investment Options that invest in Funds offered through AST. The AST Variable Investment Options are also available in variable annuity contracts we offer. Some of these variable annuity contracts offer optional living benefits that utilize a predetermined mathematical formula (the “formula”) to manage the guarantees offered in connection with those optional benefits. The formula monitors each annuity contract owner’s account value daily and, if necessary, will systematically transfer amounts among investment options. The formula transfers assets between the Variable Investment Options for those variable annuity contracts and an AST bond fund (the AST bond fund is not available in connection with the life Contracts offered through this prospectus). You should be aware that the operation of the formula in those variable annuity contracts may result in large-scale asset flows into and out of the Funds corresponding to the Variable Investment Options that are available with your Contract. These asset flows could adversely impact the Funds, including their risk profile, expenses and performance. Because transfers between the Variable Investment Options and the AST bond fund can be frequent and the amount transferred can vary from day to day, any of the Funds could experience the following effects, among others:

(a)
a Fund’s investment performance could be adversely affected by requiring a subadviser to purchase and sell securities at inopportune times or by otherwise limiting the subadviser’s ability to fully implement the Fund’s investment strategy;

(b)	the subadviser may be required to hold a larger portion of assets in highly liquid securities than it otherwise would hold,

which could adversely affect performance if the highly liquid securities underperform other securities (e.g., equities) that otherwise would have been held; and

(c)
a Fund may experience higher turnover and greater negative asset flows than it would have experienced without the formula, which could result in higher operating expense ratios and higher transaction costs for the Fund compared to other similar funds.

The efficient operation of the asset flows among Funds triggered by the formula depends on active and liquid markets. If market liquidity is strained, the asset flows may not operate as intended. For example, it is possible that illiquid markets or other market stress could cause delays in the transfer of cash from one Fund to another Fund, which in turn could adversely impact performance.
Before you allocate to the Variable Investment Options with the AST Funds listed above, you should consider the potential effects on the Funds that are the result of the operation of the formula in the variable annuity contracts that are unrelated to your Contract. Please work with your financial professional to determine which Variable Investment Options are appropriate for your needs.
Voting Rights
We are the legal owner of the shares of the Funds associated with the Variable Investment Options. However, we vote the shares according to voting instructions we receive from Contract Owners. We will mail you a proxy, which is a form you need to complete and return to us, to inform us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We vote shares for which we do not receive instructions, and any other shares that we own in our own right, in the same proportion as the shares for which instructions are received. This voting procedure is sometimes referred to as “mirror voting” because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. We will also “mirror vote” shares that are owned directly by us or an affiliate (excluding shares held in the separate account of an affiliated insurer). In addition, because all the shares of a given Fund held within our Separate Account are legally owned by us, we intend to vote all of such shares when that Fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the Fund’s shareholder meeting and towards the ultimate outcome of the vote. Thus, under “mirror voting”, it is possible that the votes of a small percentage of Contract Owners who actually vote will determine the ultimate outcome. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the Fund that require a vote of shareholders. We may change the way your voting instructions are calculated if it is required by federal or state regulation. We reserve the right to change the voting procedures described above if applicable federal securities laws or SEC rules change in the future.
We may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the Funds or to approve or disapprove an investment advisory contract for the Fund. In addition, we may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Funds associated with the available Variable Investment Options, provided that we reasonably disapprove such changes in accordance with applicable federal or state regulations. If we disregard Contract Owner voting instructions, we will advise

Contract Owners of our action and the reasons for such action in the next available annual or semi-annual report.
Substitution Of Variable Investment Options
We may substitute one or more of the available Variable Investment Options. We may terminate the availability of any Variable Investment Option at any time. If we do so, you will no longer be permitted to allocate additional investments to the option, either by premium payment or transfer. We would not do this without any necessary SEC and/or state approval. You will be given specific notice in advance of any substitution we intend to make.
The Fixed Rate Option
You may choose to allocate, initially or by transfer, all or part of your Contract Fund to the Fixed Rate Option. Amounts in the Fixed Rate Option are part of our general account. The general account consists of all assets owned by us other than those in the Account and in other separate accounts that have been or may be established by us. Subject to applicable law, we have sole discretion over the investment of the general account assets, and Contract Owners do not share in the investment experience of those assets. Instead, we guarantee that the part of the Contract Fund allocated to the Fixed Rate Option will accrue interest daily at an effective annual rate that we declare periodically, but not less than an effective annual rate of 1%. We are not obligated to credit interest at a rate higher than an effective annual rate of 1%, although we may do so. The fulfillment of our guarantee under this benefit is dependent on our claims paying ability and financial strength.
Transfers out of the Fixed Rate Option are subject to strict limits. See Transfers/Restrictions On Transfers. The payment of any Cash Surrender Value attributable to the Fixed Rate Option may be delayed up to six months. See When Proceeds Are Paid.
Because of exemptive and exclusionary provisions, interests in the Fixed Rate Option under the Contract have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940.
CHARGES AND EXPENSES
There are Contract charges and Fund expenses associated with the Contract that reduce the return on your investment. These charges and expenses are described below. Most charges, although not all, are made by reducing the Contract Fund. Unless you direct otherwise, monthly charges are generally deducted proportionately from the dollar amounts held in each of the investment options. See Allocated Charges.
When describing the Contract's charges, in certain instances we use the terms "maximum charge" and "current charge." The "maximum charge", in each instance, is the highest charge that we may make under the Contract. The "current charge", in each instance, is the amount that we now charge, which may be lower than the maximum charge. If circumstances change, we reserve the right to increase each current charge, up to the maximum charge. We will supplement this prospectus to reflect any increase in a current Contract charge, up to the maximum Contract charge, before the change is implemented.
Current charges deducted from premium payments and the Contract Fund may change from time to time, subject to maximum charges. Any changes to any of these current charges will be in consideration of one or more factors such as mortality, expenses, taxes, interest, investment experience, Contract funding, Net Amount At Risk, profit and/or persistency, which is the length of time Contracts like this one and other contracts stay in effect. Premium-based administrative charges will be set at one rate for all Contracts like this one. Changes in other charges will be by class. We will not recoup prior losses or distribute prior gains by means of these changes.
The charges under the Contract are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Contract. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the Contract. If, as we expect, the charges that we collect from the Contract exceed our total costs in connection with the Contract, we will earn a profit. Otherwise, we will incur a loss. The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the Contract. We may reduce stated fees under particular contracts as to which, due to economies of scale and other factors, our administrative costs are reduced.
Sales Charge On Premium
We charge a 2.68% sales charge on premiums received in all Contract Years. This charge, often called a “sales load”, is deducted to compensate us for the costs of selling the Contracts, including commissions, advertising, and the printing and distribution of prospectuses and sales literature.
Premium-Based Administrative Charge
We may charge up to 3.75% of premiums received for a premium-based administrative charge, which includes any federal, state or local income, premium, excise, or business tax or any other type of charge (or component thereof) measured by or based upon the amount of premium we receive. This charge is made up of two parts, which currently equal a total of 3.75% of the premiums received.
The first part is a charge for state and local premium taxes. The current amount for this first part is 2.5% of the premium and is our estimate of the average burden of state taxes generally. The rate applies uniformly to all Contract Owners without regard to location of residence. Actual tax rates vary from jurisdiction to jurisdiction and generally range from 0% to 5% (but may exceed 5% in some instances). We may collect more for this charge than we actually pay for state and local premium taxes.
The second part is a charge for federal income taxes measured by premiums. The current amount for this second part is 1.25% of the premium. We believe that this charge is a reasonable estimate of an increase in our federal income taxes resulting from an Internal Revenue Code provision which requires us to capitalize and amortize a percentage of premiums received each year. Beginning in 2018, the required amortization period is 15 years. This charge is intended to recover this increased tax. See Company Taxes.
Surrender Charge
We assess a surrender charge if during the first 14 Contract Years the Contract lapses, is surrendered, or the Basic Insurance Amount is decreased (including as a result of a withdrawal or a Death

Benefit type change). These surrender charges compensate us for costs associated with the Contracts, such as: processing applications, conducting examinations, determining insurability and each insured’s rating class, and establishing records. While the amount of the surrender charge decreases over time, it may be a substantial portion of, or even equal to, your Contract Fund. We do not deduct a surrender charge from the Death Benefit if both insureds die during this period.
We deduct the maximum surrender charge that applies to your Contract in the early durations. The maximum initial surrender charge we deduct ranges from $3.83 to $18.00 per $1,000 of Basic Insurance Amount. For example, the maximum initial surrender charge for a Contract with insureds that are male age 59 and female age 57, both preferred best underwriting class, is $8.39 per $1,000 of Basic Insurance Amount. Your actual charge will vary by the insureds’ age, sex, and underwriting classification, and Contract duration. A schedule showing maximum surrender charges for a full surrender occurring each year that a surrender charge may be payable is found in the data pages of your Contract. The charge decreases to zero by the end of the 14th year.
The chart below provides an example of the surrender charge applied to a Contract with insureds who are male age 59 and female age 57 at Contract issuance, and both preferred best underwriting class. You may obtain more information about the particular surrender charge that applies to you by contacting your Pruco Life representative.

Sample Surrender Charges
Surrender occurring during Contract Year:	Amount per $1,000 of Basic Insurance Amount:
1	$8.39
2	$8.13
3	$7.87
4	$7.61
5	$7.35
6	$7.10
7	$7.10
8	$7.10
9	$7.10
10	$7.10
11	$5.68
12	$4.26
13	$2.84
14	$1.42
15+	$0.00
If, during the first 14 Contract Years, the Basic Insurance Amount is decreased (including as a result of a withdrawal or a change in type of Death Benefit) we may deduct a percentage of the surrender charge. The percentage will be the amount by which the new Basic Insurance Amount is less than the threshold amount, divided by the threshold amount. The threshold amount is the lowest Basic Insurance Amount since the Contract was issued. After this transaction, a corresponding new surrender charge schedule will be determined to reflect that portion of surrender charges deducted in the past.
Cost Of Insurance
We deduct a monthly cost of insurance ("COI") charge from the Contract Fund. The purpose of this charge is to compensate us for the cost of providing insurance coverage. Upon the second death of the two insureds, the amount payable to the beneficiary

(assuming there is no Contract Debt) is larger than the Contract Fund - significantly larger if both insureds die in the early years of a Contract. The COI charges collected from all Contract Owners enables us to pay this larger Death Benefit.
The COI charge (current or maximum) is determined by taking the Net Amount At Risk, divided by 1,000, and multiplying by the applicable COI rate. The COI rates vary by Contract duration, as well as the issue age, sex, and underwriting classification of each insured. The rates generally increase over time but are never more than the maximum charges listed in the Contract data pages. The maximum COI rates are based upon the 2017 Commissioner's Standard Ordinary (“CSO”) Mortality Tables. Our current COI charges range from $0.00 to $83.34 per $1,000 of Net Amount At Risk.
COI rates are applied to the Net Amount At Risk to determine the COI charge. Generally, a higher Contract Fund value in relation to the Death Benefit will result in a lower Net Amount At Risk and lower COI charge. A lower Contract Fund value in relation to the Death Benefit will result in a higher Net Amount At Risk and a higher COI charge. For Contracts with a Type A Death Benefit, the Net Amount At Risk generally changes as the Contract Fund changes. For Contracts with a Type B Death Benefit, the Net Amount At Risk generally does not change as the Contract Fund changes. For Contracts with a Type C Death Benefit, the Net Amount At Risk generally changes as the Contract Fund changes and as premium payments are made. See Types Of Death Benefit.
The following table provides hypothetical examples of the Net Amount At Risk’s role in determining COI charges. The examples assume a $1,000,000 Basic Insurance Amount, the Death Benefit meets the definition of life insurance test, and a current monthly COI rate of $1.00 per $1,000 of Net Amount At Risk.

Example Net Amount At Risk Scenarios
Death Benefit Type	Death Benefit amount	Contract Fund value	Net Amount At Risk	Month’s COI charge
Type A	$1,000,000	$125,000	$875,000	$875.00
Type A	$1,000,000	$175,000	$825,000	$825.00
Type B	$1,125,000	$125,000	$1,000,000	$1,000.00
Type B	$1,175,000	$175,000	$1,000,000	$1,000.00
Type C*	$1,075,000	$125,000	$950,000	$950.00
Type C**	$1,100,000	$175,000	$925,000	$925.00
*assumes $75,000 in total premiums paid less withdrawals. **assumes $100,000 in total premiums paid less withdrawals.
Because the Net Amount At Risk is based on your Death Benefit and your Contract Fund, it may be impacted by such factors as investment performance, charges, fees, and premium payments. Paying less premiums, paying premiums late, experiencing poor investment performance, and/or earning less interest may reduce Contract Fund value and increase the Net Amount At Risk, and may also cause the Contract to lapse earlier unless additional premiums are paid. Similarly, paying more premiums, paying premiums earlier, experiencing better market performance, and/or earning more interest may increase Contract Fund value and, in some cases, lower the Net Amount At Risk on which COI charges are based.
Administrative Charge For Basic Insurance Amount
In addition to the COI charge, each month we deduct from the Contract Fund an administrative charge for the Basic Insurance Amount. This charge is made up of two parts and is intended to compensate us for things like processing claims, keeping records, and communicating with Contract Owners.

(1)	The first part of the charge is a flat monthly fee. Currently, the fee is $7.50 per month.

(2)
The second part of the charge is an amount per $1,000 of the Basic Insurance Amount. The amount varies by each insured’s issue age, sex, and underwriting classification. Currently, we deduct this part of the charge during the first seven Contract Years.

The following table provides examples of the administrative charge per $1,000 of Basic Insurance Amount. The examples assume a $1,000,000 Basic Insurance Amount.

Sample Administrative Charges: (per $1,000 rates plus a flat fee)
Issue age of both insureds	Male and Female Nonsmoker	Male and Female Smoker
35	$0.10	$0.10
45	$0.16	$0.16
55	$0.30	$0.32
65	$0.53	$0.55
The highest charge per $1,000 is $10.50 and generally applies to Contracts with insureds at older issue ages with higher-risk underwriting classifications. The lowest charge per $1,000 is $0.02 and generally applies to Contracts with insureds at younger issue ages with lower-risk underwriting classifications. The amount of the maximum charge that applies to your particular Contract is shown on the Contract’s data pages under the heading “Adjustments to the Contract Fund.”
Mortality And Expense Risk Charge
Each day we deduct a charge from the assets of the Variable Investment Options in an amount equivalent to an effective annual rate of up to 0.50%. Currently, we charge 0.25%. This charge is intended to compensate us for assuming mortality and expense risks under the Contract. The mortality risk we assume is that insureds may live for shorter periods of time than we estimated when mortality charges were determined. The expense risk we assume is that expenses incurred in issuing and administering the Contract will be greater than we estimated in fixing our administrative charges. This charge is not assessed against amounts allocated to the Fixed Rate Option.
Additional Mortality Charge For Certain Risks
We may assess an additional charge on a permanent or temporary basis for unique or specific mortality risks that exceed our standard underwriting guidelines. This additional monthly charge or "flat extra" is charged as a dollar amount per $1,000 of Basic Insurance Amount.
Generally, a permanent flat extra rating is assessed for non-medical risks such as aviation. A temporary flat extra charge is used in scenarios where mortality risk is higher in the earlier Contract Years and reduces in later years, such as may be the case for certain occupational and avocational risks and for some insureds with cancer histories. The actual dollar amounts are initially determined through the research completed for the activity or impairment during the underwriting process. The flat extra charge per $1,000 will vary based on individual circumstances of each insured, including issue age, type of risk, and the frequency of exposure to the risk.

Transaction Charges

(a)	We may charge a transfer fee of up to $25 for each transfer exceeding 12 in any Contract Year. Currently, we do not charge a transaction fee for transfers. See Transfers/Limitations On Transfers.

(b)
We may charge a withdrawal fee of up to $25 in connection with each withdrawal. Currently, we do not charge a transaction fee for withdrawals. Surrender charge may apply. See Surrender Charge and Withdrawals.

(c)
We may charge a Basic Insurance Amount decrease fee of up to $25 for any decrease in Basic Insurance Amount. Currently, we do not charge a transaction fee for a decrease in the Basic Insurance Amount. Surrender charge may apply. See Surrender Charge and Decreases In Basic Insurance Amount.

Charges For Rider Coverage
You may add one or more riders to the Contract. The following riders are charged for separately.
Survivorship BenefitAccess Rider – We deduct two monthly charges for this rider, which provides for an acceleration of the Death Benefit in the event both insureds are, or the surviving insured is, Chronically Ill or Terminally Ill.
The first charge is the cost of insurance for the rider. It is charged as an amount per $1,000 of the rider Net Amount At Risk. The amount per $1,000 is based on the Monthly Benefit Percent chosen, Contract duration, as well as the issue age, sex, and underwriting classification of each insured. The current charge for both the 2% and 4% Monthly Benefit Percentage ranges from $0.00 to $8.67 per $1,000 of rider Net Amount At Risk.
The second charge is an amount per $1,000 of Basic Insurance Amount. The amount per $1,000 is based on each insured’s issue age, sex, and underwriting classification. The charge ranges from $0.00 to $0.50 per $1,000 of Basic Insurance Amount. Currently, we deduct this charge during the first seven Contract Years.
Benefit Payments made under the Terminal Illness Option of this rider will incur a transaction fee of up to $150.
Enhanced Cash Value Rider – We deduct a one-time charge for this rider, which provides an Additional Amount upon full surrender of the Contract for its surrender value. The charge is deducted from the Contract Fund on the date the initial premium is applied. The charge (current and maximum) is $0.75 per $1,000 of Basic Insurance Amount.
Estate Protection Rider – We deduct a monthly charge for this rider, which provides for an additional Death Benefit amount if both insureds die within four years of the Contract Date. The current charge ranges from $0.02 to $83.36 per $1,000 of the Estate Protection Rider amount and is based on the issues ages, sex, and underwriting classification of the insureds, as well as Contract duration. The charge is deducted for the first four Contract Years.
Overloan Protection Rider – We deduct a fee of 3.5% of your Contract Fund amount if you exercise this rider, which may guarantee protection against lapse due to Contract Debt.
Net Interest On Loans
Interest charged on a loan accrues daily. We charge interest on the full loan amount, including all unpaid interest. Interest is due on the earlier of each Contract Anniversary or when the loan is paid back. The net interest on loans reflects the net difference between the interest rates charged and credited. A standard loan has an effective annual interest rate of 2%. A preferred loan has an effective annual interest rate of 1.05%. All loans have an effective annual interest credit equal to 1%. See Loans.
Fund Expenses
As described in each Fund's prospectus, fees are deducted from and expenses are paid out of the assets in the Fund. Fund prospectuses are available at www.prudential.com/eprospectus or by calling 800-944-8786. If a change in a Fund's expenses increases the maximum Total Annual Fund Operating Expenses, as presented under SUMMARY OF CHARGES AND EXPENSES, we will supplement this prospectus upon notification of this change from the Fund.
Allocated Charges
You may select up to two investment options from which we deduct your Contract's monthly charges. Monthly charges include the: (1) COI charge, (2) administrative charge for Basic Insurance Amount, (3) applicable rider charges, and (4) any additional mortality charge for extra risk classification. Allocations must be designated in whole percentages and total 100%. For example, 33% can be selected but 33⅓% cannot.

If there are insufficient funds in one or both of your selected investment options to cover the monthly charges, the selected investment option(s) will be reduced to zero. Any remaining charge will generally be deducted from your other investment choices proportionately to the dollar amount in each.
Charges After Age 121
Beginning on the first Contract Anniversary on or after the younger insured’s 121st birthday, we will no longer accept premiums or deduct monthly charges from the Contract Fund. You may continue the Contract until both insureds have died, or until you surrender the Contract for its Cash Surrender Value. You may continue to make transfers, loans, loan repayments, and withdrawals, subject to the limitations on these transactions described elsewhere in this prospectus. We will continue to make daily deductions for mortality and expense risk charges, and the Funds will continue to charge operating expenses, if you have amounts in the Variable Investment Options. Any Contract loan will remain outstanding and continue to accrue interest until it is repaid. The Contract can only lapse if Contract Debt grows to be equal to or more than the cash value.
PERSONS HAVING RIGHTS UNDER THE CONTRACT
Contract Owner
Generally, the Contract Owners are the insureds, jointly. There are circumstances when the Contract Owner is not one or both of the insureds. There may also be more than one other Contract Owner. If the Contract Owner is not the insureds or there is more than one other Contract Owner, they will be named in an endorsement to the Contract. This ownership arrangement will remain in effect unless you ask us to change it.
You may change the ownership of the Contract by sending us a request. We may ask you to send us the Contract to be endorsed. Once we receive your request in Good Order at our Service Office, and the Contract if we ask for it, we will file and record the change and it will take effect as of the date you sign the request, unless a future effective date is specified by you. Any rights created by your request will not apply to any payments we have made or actions we have taken before the request was received in Good Order at our Service Office or the chosen effective date of the request.
While at least one insured is living, the Contract Owner is entitled to any Contract benefit and value. Only the Contract Owner is entitled to exercise any right and privilege granted by the Contract or granted by us. For example, the Contract Owner is entitled to surrender the Contract, access Contract values through loans or withdrawals, assign the Contract, and to name or change the beneficiary. If the Contract is jointly owned, the exercise of any right or privilege under this Contract must be made by all Contract Owners.
Beneficiary
The beneficiary is entitled to receive any benefit payable upon the death of the second of two insureds. You may designate or change a beneficiary by sending us a request. We may ask you to send us the Contract to be endorsed. Once we receive your request in Good Order at our Service Office, and the Contract if we ask for it, we will file and record the change and it will take effect as of the date you sign the request, unless a future effective date is specified by you. However, if we make any payment(s) before we receive the request in Good Order at our Service Office, or the chosen effective date of the request, we will not have to make the payment(s) again. When we are made aware of an assignment, we will recognize the assignee’s rights before any claim payments are made to the beneficiary. When a beneficiary is designated, any relationship shown is to the insureds, unless otherwise stated.
OTHER GENERAL CONTRACT PROVISIONS
Canceling the Contract ("Free Look")
Generally, you may return the Contract for a refund within 10 days after you receive it (or within any longer period of time required by state law). You will receive the greater of (1) the Contract Fund (which includes any investment results) plus the amount of any charges that have been deducted or (2) all premium payments made (including premium payments made more than 10 days after you receive the Contract, but within any longer free-look period of time required by state law), less any applicable federal and state income tax withholding.
A Contract returned during the free-look period shall be deemed void from the beginning, and not considered a surrender or withdrawal. The free-look period will be stated on the first page of your Contract.

Assignment
You may request an assignment of the Contract by sending us a request. We may ask you to send us the Contract to be endorsed. Once we receive your request in Good Order at our Service Office, and the Contract if we ask for it, we will file and record the change and it will take effect as of the date you sign the request, unless a future effective date is specified by you.
This Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance. Generally, the Contract may not be assigned to an employee benefit plan or program without our consent. We assume no responsibility for the validity or sufficiency of any assignment. We will not be obligated to comply with any assignment unless we receive a copy at our Service Office. Any rights created by your request will not apply to any payments we have made or actions we have taken before the assignment was received in Good Order and recorded at our Service Office or the chosen effective date of your request.
Incontestability
We will not contest the Contract after it has been in force during the lifetime of one or both insureds for two years from the Contract Date, the reinstatement date, or the effective date of any change made to the Contract that requires our approval and would increase our liability. Ninety days prior to the end of the second Contract Year and at the end of each two-year contestable period following a reinstatement, we will mail you a notice requesting that you tell us if either insured has died. Failure to tell us of the death of an insured will not avoid a contest, if we have a basis for one, even if premium payments continue to be made. Any action of contest shall commence promptly on notice of death.
Misstatement Of Age Or Sex
If an insured’s stated age or sex or both are incorrect in the Contract, we will adjust the Death Benefit payable and any amount to be paid, as required by law, to reflect the correct age and sex. Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at the insureds’

correct age and sex. Adjustments to the Death Benefit for misstatements of age or sex are not restricted to the incontestability provision described above.
Simultaneous Death
If both insureds die while the Contract is in force and we find there is lack of sufficient evidence that they died other than simultaneously, we will assume that the older insured died first.
Suicide Exclusion
If the second-to-die insured, whether sane or insane, dies by suicide within two years from the issue date, this Contract will end without any Death Benefit paid, and we will return the premiums paid less any Contract Debt and less any withdrawals.

If the second-to-die insured, whether sane or insane, dies by suicide within two years from the effective date of a reinstatement, this Contract will end without any Death Benefit paid, and we will return any reinstatement charge and any premiums paid after the reinstatement date less any Contract Debt and less any withdrawals.
LIMITED NO-LAPSE GUARANTEE
Your Contract includes a Limited No-Lapse Guarantee.  This limited guarantee against lapse is available the first 10 Contract Years and the guarantee provides that the Contract will not lapse as a result of unfavorable investment performance, even if your Cash Surrender Value drops to zero, provided you have no Contract Debt and your Accumulated Net Payments is greater than the No-Lapse Guarantee Value (described below).  Withdrawals may void the Limited No-Lapse Guarantee.  Outstanding Contract loans will void the Limited No-Lapse Guarantee.
How We Determine If You Have a Limited No-Lapse Guarantee
We calculate your Contract's Accumulated Net Payments (the premiums you paid less any withdrawals you took) on the Contract Date and on each Monthly Date of the first 10 Contract Years. For reinstated Contracts that had previously lapsed with Contract Debt, we also subtract the full amount of Contract Debt in effect at the time of default when calculating the Accumulated Net Payments. (For example, assume a Contract that lapsed with $1,000 in Contract Debt at time of default.  If that Contract were reinstated and the total amount of premiums paid into the Contract since its original issue date was $3,000, and there were no withdrawals and no new outstanding loans since reinstatement, the Accumulated Net Payments would total $2,000 ($3,000 in premiums paid less $1,000 in prior Contract Debt).)
We also calculate Limited No-Lapse Guarantee Values, which are the minimum values required for the Limited No-Lapse Guarantee to be in effect. These are values used solely to determine if a Limited No-Lapse Guarantee is in effect and vary by Basic Insurance Amount, optional benefits selected, and the issue age, sex, and underwriting classification of each insured. These are not cash values that you can realize by surrendering the Contract, nor are they payable Death Benefits.

On each Monthly Date, we will compare your Accumulated Net Payments to the Limited No-Lapse Guarantee Value. If your Accumulated Net Payments equal or exceed the Limited No-Lapse Guarantee Value, and there is no Contract Debt, then the Contract is kept in force, regardless of the amount in the Contract Fund.
The following table provides sample Limited No-Lapse Guarantee Values. The example assumes: (1) the insureds are male age 59 and female age 57, both preferred best underwriting class, with no extra risk charges; (2) a $1,000,000 Basic Insurance Amount and Type A Death Benefit option; (3) no extra benefit riders have been added to the Contract; and (4) the Cash Value Accumulation Test has been elected for definition of life insurance testing.

Contract Anniversary	Limited No-Lapse Guarantee Value	Contract Anniversary	Limited No-Lapse Guarantee Value
1st	$4,748.38	6th	$28,490.28
2nd	$9,496.76	7th	$33,238.66
3rd	$14,245.14	8th	$37,987.04
4th	$18,993.52	9th	$42,735.42
5th	$23,741.90	10th	$47,483.80
Your Pruco Life representative can supply sample illustrations of various Limited No-Lapse Guarantee Premium amount and frequency combinations that correspond to the Limited No-Lapse Guarantee Values. See the Rider To Provide Lapse Protection for No-Lapse Guarantee information after the first ten years.
RIDERS
Contract Owners may be able to obtain extra fixed benefits, which may require additional charges. These optional insurance benefits will be described in what is known as a "rider" to the Contract. All riders are only available at Contract issuance. The available riders include the following (as described more fully below):

•	Survivorship BenefitAccess Rider, which provides for an acceleration of the Death Benefit if both the insureds are, or the surviving insured is, Chronically Ill or Terminally Ill.

•	Enhanced Cash Value Rider, which provides an Additional Amount upon full surrender of the Contract for its surrender value.

•	Estate Protection Rider, which provides for an additional Death Benefit amount if the insureds die within four years of the Contract Date.

•	Guaranteed Contract Split Option Rider, which allows for the Contract to be exchanged for two separate contracts under certain circumstances.

•	Overloan Protection Rider, which if exercised guarantees protection against lapse due to loans, even if the Contract Debt exceeds the accumulated Cash Surrender Value of your Contract.
Additionally, each Contract is issued with an attached Rider To Provide Lapse Protection that is not optional. There is no charge for the Rider to Provide Lapse Protection.
Some riders may depend on the performance of the Contract Fund. Rider benefits will no longer be available if the Contract lapses, or if you choose to keep the Contract in force under the Overloan Protection Rider. Some riders may not be available through all brokers and some riders are not available in conjunction with other riders, and certain restrictions may apply as set forth below. Some riders or features described in this prospectus may be subject to state variations or may not be available in all states. See Appendix A, which is part of your prospectus, for state availability and a description of all material variations to riders and features that differ from the description contained in the prospectus. A Pruco Life representative can explain all of these extra benefits further. We will provide samples of the provisions upon receiving a written request.
Rider To Provide Lapse Protection
Your Contract is issued with an attached Rider To Provide Lapse Protection. Under the Rider To Provide Lapse Protection, beginning in the 11th Contract Year, we agree to keep your Contract in force and guarantee that your Contract will not lapse, as long as the No-Lapse Guarantee Value is greater than zero and there is no Contract Debt.
On the Contract Date and on each Monthly Date thereafter, we will calculate your No-Lapse Guarantee Value, which is equivalent to your No-Lapse Contract Fund. Your No-Lapse Contract Fund is the accumulated value of the no-lapse net premium amounts, plus no-lapse interest, and minus the monthly no-lapse charges. Additionally, the No-Lapse Contract Fund is adjusted for any withdrawals and loans. Beginning in the 11th Contract Year, if the No-Lapse Guarantee Value is greater than zero and there is no Contract Debt, your Contract will remain in force until the next Monthly Date, even if you experience poor investment results and your Cash Surrender Value falls to zero or less.
For example assume a Contract where:

1.	the insureds are male age 59 and female age 57 at Contract issuance, both preferred best underwriting classification;

2.	a $1,000,000 Basic Insurance Amount, no riders, and a Type A Death Benefit;

3.	an annual premium of $9,462 is paid on or before the start of each Contract Year (this illustrated premium amount will provide lapse protection for the life of the insureds);

4.	an average Contract Fund net rate of return (all years) of 0%; and

5.	no loans or withdrawals.
In this hypothetical scenario the Cash Surrender Value will be insufficient to cover the monthly charges in the middle of Contract Year 38. At that time, however, the No-Lapse Contract Fund will be $228,163. Since the No-Lapse Contract Fund is greater than $0, and there is no Contract Debt, the Contract is protected from lapsing. And, assuming that the Contract Owner continues to pay the $9,462 on each Contract Anniversary, and no loans or withdrawals are taken, the Contract will be protected from lapsing for the life of the insureds.
Your Pruco Life representative can supply sample illustrations of various premium amount and frequency combinations that will keep your Contract in force under the Rider To Provide Lapse Protection.
Under the Rider To Provide Lapse Protection, premiums are applied to your No-Lapse Contract Fund as of the date they are received. For any premium we receive in the 60-day period preceding a Contract Anniversary on which the sale charges decrease, we will subtract a no-lapse sales charge no greater than the amount we would subtract if that premium were received on the Contract Anniversary.
Your No-Lapse Guarantee Value is calculated solely to determine whether your Contract is in force or in default. These are not cash values that you realize by surrendering the Contract, nor are they payable as Death Benefits, and they do not change your Contract values. The process to calculate your No-Lapse Guarantee Value is similar to the process that determines your actual contract values, however, the No-Lapse Guarantee Value will not be impacted by any investment loss or gain of the Contract Fund.
Like the Contract's actual monthly charges, the no-lapse monthly charges applied to the No-Lapse Contract Fund vary based on Basic Insurance Amount, optional benefits selected, and the issue age, sex, and underwriting classification of each insured. The no-lapse monthly charges are used only to determine whether your Contract is in default and does not affect your actual Contract values or charges. The monthly no-lapse charges that are specific to your Contract will appear in the section titled Lapse Protection Rider Data in your Contract.
If the Cash Surrender Value is zero or less and 1) the No-Lapse Guarantee Value equals zero or less, or 2) the No-Lapse Guarantee Value is greater than zero and you have Contract Debt, your Contract will be in default. If you take withdrawals and loans from your Contract, you increase the risk that your Contract will go into default. See LAPSE AND REINSTATEMENT.
If you elected the Guideline Premium Test for the definition of life insurance test, you may not be able to pay enough to get the guarantee for the duration you desire without violating the definition of life insurance. This is not true when choosing the Cash Value Accumulation Test for the definition of life insurance. See PREMIUMS and Tax Treatment Of Contract Benefits.
Survivorship BenefitAccess Rider
The Survivorship BenefitAccess Rider provides for the acceleration of all or part of the Death Benefit in the event both insureds are, or the surviving insured becomes, Terminally Ill, subject to certain eligibility requirements, and approval of the claim (“Terminal Illness Option”). This rider will also provide acceleration of the Death Benefit if both insureds are Chronically Ill, the surviving insured becomes Chronically Ill, or one insured is Terminally Ill and the other is Chronically Ill, subject to certain eligibility requirements and approval of the claim (“Chronic Illness Option”). This rider does not pay accelerated benefits if both insureds are alive and the eligibility criteria for either the Terminal Illness Option or the Chronic Illness Option are satisfied for only one insured. See Conditions For Eligibility Of Benefit Payments. This rider is only available at Contract issuance for Contracts where both insureds are U.S. residents age 20 through 80. There is a charge for this rider; you may terminate this rider at any time. This rider is not available on Contracts that include the Estate Protection Rider.
Exercise of an accelerated Death Benefit option under this rider will cause a reduction in, or elimination of, the Contract’s Death

Benefit, cash value, and loan value as described below under Impact Of Rider Benefits On Contract And Riders. Premiums or charges needed to keep the Contract in force will also be reduced based on the reduced Death Benefit. There may be adverse tax consequences in the event you accelerate the Death Benefit. See Tax Treatment Of Contract Benefits - Survivorship BenefitAccess Rider.
Conditions For Eligibility Of Benefit Payments
Terminal Illness Option
You are eligible to receive an accelerated benefit under this option subject to the following conditions:

(a)	The Contract must be in force and at least one insured must be living;

(b)
We must receive due proof of Terminal Illness and Written Certification from a Licensed Physician(s) that, if both insureds are living, both are Terminally Ill, or if one insured is deceased, the surviving insured is Terminally Ill;

(c)	We must receive authorization from the insured(s) to obtain copies of any relevant medical records we may require; and

(d)	You must provide the consent, in writing, of any assignee and irrevocable beneficiary(ies) on the Contract.
Chronic Illness Option
You are eligible to receive accelerated benefits under this option subject to the following conditions:

(a)	The Contract must be in force and at least one insured must be living;

(b)	You must not have received a Benefit Payment under the Terminal Illness Option;

(c)	We must receive due proof of Chronic Illness and Written Certification from a Licensed Health Care Practitioner(s) that,

1.	if both insureds are living, both are simultaneously Chronically Ill, or,

2.	if both insured are living, one insured is Chronically Ill and the other is Terminally Ill and simultaneously approved under the Terminal Illness Option, or,

3.	if one insured is deceased, the surviving insured is Chronically Ill;

(d)	We must receive authorization from the insured(s) to obtain copies of any relevant medical records that we require;

(e)	You must provide the consent, in writing, of any assignee and irrevocable beneficiary(ies) on the Contract; and

(f)	The Elimination Period must be satisfied unless waived by us. The Elimination Period will be waived if the following conditions have been met:

1.
The Licensed Health Care Practitioner(s) certifies that both insureds are, or the surviving insured is Chronically Ill and not expected to recover from the Chronic Illness during his/her lifetime, or, one insured is Terminally Ill and the other insured is simultaneously Chronically Ill and not expected to recover from the Chronic Illness during his/her lifetime; and

2.	All other conditions of eligibility have been met and we approve the claim.
If one insured is Chronically Ill and the other insured is simultaneously Terminally Ill, and all conditions of eligibility for each option have been met, you will receive benefits in accordance with the Chronic Illness Option section of Benefit Payments. If the Chronically Ill insured predeceases the

Terminally Ill insured, Benefit Payments will end on the date of death of the Chronically Ill insured.
We have the right to complete, at our discretion and expense, a personal interview with and an assessment of the insured(s), and/or to have the insured(s) examined by a Licensed Health Care Practitioner(s) of our choice, while a claim is pending or during a Benefit Period, to confirm due proof of Chronic Illness. We may also contact the insured's Licensed Health Care Practitioner(s) for confirmation of continued Chronic Illness. If there is a difference in opinion between an insured’s Licensed Health Care Practitioner and ours, eligibility will be determined by a subsequent medical opinion provided by a Licensed Health Care Practitioner(s) who is mutually agreed upon by the insured and us.
Recertification and due written proof that the insured(s) is (are) Chronically Ill, or one insured is Chronically Ill and the other insured is Terminally Ill, is required every year for Benefit Payments to continue. Approximately 90 days prior to the end of each Benefit Year, we will send you a request for written Recertification and proof of the Chronic Illness of the insured(s) or Chronic Illness of one insured and Terminal Illness of the other insured. For continuous monthly Benefit Payments, you must send us the information we ask for prior to the start of the next Benefit Year to satisfy us that the conditions for eligibility continue to be met.
If we receive Recertification within 90 days after the end of a preceding Benefit Year, the new Benefit Year will begin on the Monthly Date on or following the date on which we receive the Recertification. If we do not receive Recertification within 90 days after the end of a Benefit Year, any request for benefits will be treated as a new claim, and the new Benefit Year will begin on the Monthly Date on or following the date on which all conditions of eligibility are met, including satisfaction of the Elimination Period unless waived, and we approve the claim.
Benefit Payments
Terminal Illness Option
You have the option to accelerate all or a partial amount of the Death Benefit. If you accelerate a partial amount, the remaining Death Benefit must be no less than $25,000, and we reserve the right to set a minimum of no more than $50,000 on the amount of the Death Benefit you may exercise under this option. Also, if you accelerate a partial amount you may only make one additional acceleration, which must be for the full remaining Death Benefit. Accelerated Death Benefit payments under the Terminal Illness Option are made as a single lump sum Benefit Payment only.
If you choose to accelerate all or part of the Death Benefit, we will make a Benefit Payment of the present value of the amount of the Death Benefit accelerated based on the following factors: (1) the amount of the Death Benefit; (2) the insured’s remaining life expectancy; and (3) a discount factor no greater than the greater of (a) the yield on 90-day federal treasury bills as of the date of payment, and (b) the maximum statutory adjustable contract loan interest rate as of the date of payment. We will make this determination based on information current as of the time we approve your request for accelerated payments. Payment will be made subject to the conditions of eligibility described above and after we have approved the claim.
If you accelerate all or a portion of the Death Benefit under this option, you will no longer be eligible for the Chronic Illness Option and any Benefit Payments you may be receiving under that option will end. If you have been receiving Benefit Payments under the Chronic Illness Option, the Death Benefit amount that we use to determine your payment under this option will be the reduced (current) amount.
If there is an outstanding loan on the Contract at the time the Benefit Payment is made, a portion of each Benefit Payment will be used to reduce the loan in the same proportion as the reduction in the Death Benefit. If the Contract is in default but not past the grace period at the time of claim, the Benefit Payment will be reduced by the amount needed to bring the Contract out of default.
See below for an example of an accelerated Benefit Payment under the Terminal Illness Option.
Chronic Illness Option
The maximum amount of your life insurance that can be accelerated is the Lifetime Benefit Amount, which is equal to the Contract’s Death Benefit at the time you make the initial claim. Any transactions you make that decrease the Death Benefit of the Contract prior to your initial claim will similarly affect the Lifetime Benefit Amount.
You have the option to receive your Benefit Payments monthly or annually and payments will begin no later than the Monthly Date on or following the date the claim is approved. If there is an outstanding loan on the Contract, a portion of each Benefit Payment will be used to reduce the loan in the same proportion as the reduction in the Death Benefit.
If you choose to receive monthly Benefit Payments, the Maximum Monthly Benefit Payment for that year will be calculated at the beginning of each Benefit Year and recalculated at the beginning of each subsequent Benefit Year. Subject to a minimum payment of $500, you have the option to receive less than the Maximum Monthly Benefit Payment amount, but the amount may not be changed during the Benefit Year. An amount that is less than the maximum may extend your payment period.
When we determine the Maximum Monthly Benefit Payment amount each Benefit Year, we use the per diem limitation (maximum daily amount allowed) declared by the Internal Revenue Service ("IRS") and the Lifetime Benefit Amount. The Maximum Monthly Benefit Payment is equal to the lowest of:

(a)	The Lifetime Benefit Amount multiplied by the Monthly Benefit Percent;

(b)	The per diem limitation in effect at the start date of the current Benefit Year times 30; and

(c)	The Initial Daily Benefit Limit compounded annually on each anniversary at the Daily Benefit Limit Compound Rate times 30.
Generally, the Monthly Benefit Percent used to determine the Maximum Monthly Benefit Payment is 2%. At the time of application, you may be able to choose a Monthly Benefit Percent of 4% for the calculation of the Benefit Payment. The availability of the optional 4% Monthly Benefit Percent is limited to Contracts with Basic Insurance Amounts of $500,000 or less.
If you choose to receive your Benefit Payments on an annual basis, the annual Benefit Payment will equal the sum of the present value of each Maximum Monthly Benefit Payment for the Benefit Year. The discount factor used to determine the present value will be the one in effect on the Benefit Year start date and will not exceed the greater of (1) the yield on 90-day federal treasury bills as of the date of payment, or (2) the maximum statutory adjustable contract loan interest rate as of the date of payment.
When you receive monthly Benefit Payments the remaining amount that can be accelerated will be reduced each month by the amount of the monthly Benefit Payment chosen. An annual Benefit Payment will reduce the remaining amount by twelve times the Maximum Monthly Benefit Payment amount for that Benefit Year.
If the Contract is in default but not past the grace period at the time of claim, the first Benefit Payment will be reduced by the amount needed to bring the Contract out of default. If the amount needed to bring the Contract out of default is more than the amount of the first Benefit Payment net of the amount allocated to reduce any Contract loan, the first Benefit Payment will be increased to an amount that will bring the Contract out of default.
If at any time while Benefit Payments are being paid, Contract Debt exceeds the cash value of the Contract, the amount of the excess will be deducted from the net Benefit Payments. If no Benefit Payment is payable during that month, or the excess Contract Debt exceeds the Benefit Payment, the Contract will be in default and a loan repayment will be required by you to keep the Contract in force.
See below for an example of accelerated Benefit Payments under the Chronic Illness Option.
When Benefit Payments End
Chronic Illness Option (only)
Benefit Payments will continue to be made until the earliest of the following:

(a)	The date we receive written notification that you wish to discontinue Benefit Payments;

(b)	The end of the Benefit Year after the eligibility requirements are no longer met;

(c)	The end of the Benefit Year unless Recertification is received for the following year;

(d)	The date of death of the Chronically Ill insured, if the other insured is simultaneously Terminally Ill;

(e)	The date the Lifetime Benefit Amount is exhausted;

(f)	The date a claim is approved under the Terminal Illness Option; or

(g)	Any of the events under Benefits Or Rider Termination occur.
If you request that we discontinue Benefit Payments, you will have the option to resume payments at a later date, if you meet all eligibility requirements.
Impact Of Rider Benefits On Contract And Riders
Accelerating the Death Benefit will impact the benefits, values, and charges under the Contract and rider as shown below.
Terminal Illness Option
A one-time acceleration of a partial amount of the Death Benefit results in the following:

(1)	A proportionate reduction in the Basic Insurance Amount, Death Benefit, Contract Fund, surrender charge, No-Lapse Contract Fund, and Contract Debt.

(2)	Premiums and charges to keep the Contract in force will be recalculated based on the reduced Death Benefit amount. If you have an outstanding Contract loan, interest will continue to accrue.

(3)	The monthly charge for this rider will be permanently waived.

(4)	Riders to the Contract will stay in effect.

Acceleration of the full Death Benefit results in the ending of the Contract and all riders and benefits under the Contract based on the life of the insured(s) will end.

Example:
Shown below is a hypothetical example of how an accelerated benefit under the Terminal Illness Option will impact the Contract. The figures used are for illustrative purposes only and are not guaranteed.

Sex and issue age of surviving insured: Male, 45 Contract Date: 06/05/2020	Underwriting Classification: Preferred Best Claim Date: 06/05/2030
	Contract values as of 06/05/2030 (before acceleration of Death Benefit):	Contract values as of 06/05/2030 (after acceleration of Death Benefit)*:
		100% of Death Benefit	50% of Death Benefit
Benefit Payment payable:	- - -	$191,260	$95,555
Basic Insurance Amount:	$200,000	$0	$100,000
Contract Debt:	$1,040	$0	$520
Death Benefit:	$198,960	$0	$99,480
Contract Fund:	$12,200	$0	$6,100
Surrender Charge:	$860	$0	$430
Cash value:	$11,340	$0	$5,670
Cash Surrender Value:	$10,300	$0	$5,150
Annual premium:	$1,588	$0	$857
*A six-month discount at an annual rate of 8% has been applied for early payment. A transaction charge of $150 has been deducted following each acceleration.
Chronic Illness Option
Each Benefit Payment made results in the following (while there is a Death Benefit remaining):

(1)	The Contract will remain in force in accordance with Contract terms.

(2)	Riders to the Contract will stay in effect.

(3)
As reflected in the reduction factor formula below, the Basic Insurance Amount, Death Benefit, Contract Fund, No-Lapse Contract Fund, surrender charge, and any outstanding Contract Debt will be reduced in the same proportion as the Death Benefit is reduced by each Benefit Payment.

(4)	The monthly charge for this rider will be permanently waived following approval of the initial claim.

(5)
While you are receiving Benefit Payments, all monthly charges deducted from the Contract Fund and No-Lapse Contract Fund will be waived. Monthly charges will be waived until you notify us to discontinue Benefit Payments, the insured(s) fail(s) to recertify, or this rider terminates. Once you have received 25 monthly Benefit Payments or the annual equivalent, all monthly charges for the Contract will be permanently waived as long as this rider is in effect, even if subsequent Benefit Payments are no longer made.

(6)	If you have an outstanding Contract loan, interest will continue to accrue.

(7)	While you are receiving Benefit Payments, you may not take a withdrawal or decrease the Contract’s Basic Insurance Amount. You may make premium payments while you are receiving Benefit Payments.
Reduction factor = 1 - (A / B)
Where:    A = is the gross Chronic Illness Option Benefit Payment, and
B = is the Death Benefit immediately prior to the Benefit Payment.

Example:
Shown below is a hypothetical example of an accelerated benefit under the Chronic Illness Option and how the accelerated benefit will impact the Contract. The figures used are for illustrative purposes only and are not guaranteed.

Sex and issue age of surviving insured: Male, 45 Contract Date: 06/05/2020 Basic Insurance Amount: $500,000	Underwriting Classification: Preferred Best Claim Date: 10/05/2031 Death Benefit Option: Type A (fixed)

 Lifetime Benefit Amount is equal to the Death Benefit at the time of initial claim = $500,000.
Maximum Monthly Benefit Payment, calculated at the beginning of each Benefit Year using the IRS per diem limitation and your Lifetime Benefit Amount, is equal to the lowest of:
(a) The Lifetime Benefit Amount multiplied by the Monthly Benefit Percent (2% in this example): $500,000 x 0.02 = $10,000; or
(b) Per diem limitation in effect at the start date of the current Benefit Year ($380 for 2020, increasing to $472.48 by 2031 assuming a 2% annual inflation rate) times 30: $472.48 x 30 = $14,174.40; or
(c) Initial Daily Benefit Limit compounded annually on each anniversary at the Daily Benefit Limit Compound Rate times 30. This limit on the Contract Date was $380, increased annually on each succeeding Contract Anniversary by the Daily Benefit Limit Compound Rate, resulting in a current daily benefit limit in Contract Year 12 of $584.99: $584.99 x 30 = $17,549.70.
The Monthly Benefit Percent, Initial Daily Benefit Limit and the Daily Benefit Limit Compound Rate vary based upon the characteristics of the insured and can be found in the Contract.
The reduction factor equals 1 minus the quotient of the gross Chronic Illness Benefit Payment divided by the Death Benefit prior to payment: 1 - (10,000/500,000) = 1 - 0.0200 = 0.9800
The Chronic Illness Benefit payable is equal to the Maximum Monthly Benefit Payment minus the loan reduction amount: $10,000 - $20.80 = $9,979.20.

	Contract values as of 10/05/2031 (before acceleration of Death Benefit):	Contract values as of 10/05/2031 (after acceleration of Death Benefit):
Benefit Payment payable:	- - -	$9,979.20
Basic Insurance Amount:	$500,000	$490,000 (500,000 x 0.9800)
Contract Debt:	$1,040	$1,019.20 (1,040 x 0.9800)
Death Benefit:	$498,960	$488,980.80
Contract Fund:	$20,000	$19,600 (20,000 x 0.9800)
Surrender Charge:	$3,350	$3,283.00 (3,350 x 0.9800)
Cash value:	$16,650	$16,317
Cash Surrender Value:	$15,610	$15,298
Annual premium:	$3,816	$3,734
If the Contract to which the rider is attached has a Type A (fixed) Death Benefit, when this option is exercised, the Basic Insurance Amount will be changed to equal the Type A Death Benefit (if not already so). If the Contract to which this rider is attached has a Type B (variable) or Type C (return of premium) Death Benefit, when this option is exercised, the Death Benefit will be changed to a Type A Death Benefit and the Basic Insurance Amount will be changed to equal the Type A Death Benefit. Once you have exercised the Chronic Illness Option, the Contract’s Death Benefit type must remain Type A.
When you submit a claim under the Chronic Illness Option, you must authorize a transfer of all Contract value from the Variable Investment Options to the Fixed Rate Option. You will not receive Benefit Payments if you do not transfer all Contract value from the Variable Investment Options to the Fixed Rate Option and all Contract value must remain in the Fixed Rate Option while receiving Benefit Payments. Additional premium payments or loan repayments must also be allocated to the Fixed Rate Option while your claim is reviewed and while you are receiving Benefit Payments. Fund transfers, dollar cost averaging, and automatic rebalancing will not be allowed.
Any decrease to the Contract's Basic Insurance Amount occurring after Benefit Payments have been made will reduce the Lifetime Benefit Amount and the remaining benefits available.
After an acceleration of the Lifetime Benefit Amount any benefits under the Contract based on the life (lives) of the insured(s) will end.
Benefits Or Rider Termination
This rider terminates on the date of the earliest to occur:

(a)	you request in writing that we remove it;

(b)	the Contract is in default and the grace period ends;

(c)	full acceleration of the Death Benefit is made due to Terminal Illness;

(d)	the death of the second of the insureds to die; or

(e)	the Contract ends as described in Canceling the Contract or Surrender Of a Contract, or for any other reason.
When this rider is terminated, if Benefit Payments are discontinued, or the claim is not approved, your Contract may still be in force. The Death Benefit and Contract Fund values will have been reduced as a result of any Benefit Payments made prior to the date we stop payments or this rider terminates, and Contract value may remain in the Fixed Rate Option. You may transfer funds from the Fixed Rate Option to your choice of Variable Investment Options. Your first transfer from the Fixed Rate Option will not be subject to the Fixed Rate Option restrictions described in the section titled Transfers/Restrictions On Transfers. You may also allocate new premium payments and loan repayments to the Variable Investment Options of your choice. You must notify us if you wish to resume allocations to the Variable Investment Options or change your premium allocation.
Further, if you request that we remove this rider, choose to discontinue Benefit Payments, or if the insured(s) no longer has (have) a Chronic Illness or fail(s) to recertify before you have received 25 monthly Benefit Payments or the annual equivalent, deductions and monthly charges from the Contract Fund and No-Lapse Contract Fund will resume and you may need to make additional payments into the Contract to protect it from lapse.

Enhanced Cash Value Rider
The Enhanced Cash Value Rider is an optional benefit providing an Additional Amount upon full surrender of the Contract for its surrender value, but is not payable when the Contract is surrendered in connection with a 1035 exchange. The Additional Amount will be equal to the surrender charge as of the date of surrender multiplied by an Additional Amount factor. The factor varies by the issues ages of the insureds and Contract duration. The charge applicable to this rider is deducted at the time of the Contract’s first monthly deduction.
The Additional Amount is never included as part of the Contract Fund value. The rider cannot be removed after the Contract is issued. Both insureds must be age 70 or younger and the Basic Insurance Amount must be $250,000 or greater for a Contract to be issued with the Enhanced Cash Value Rider.
Estate Protection Rider
The Estate Protection Rider is an optional benefit that provides up to an additional 100% of the Contract’s Death Benefit if both insureds die before the fourth Contract Anniversary. The Estate Protection Rider coverage amount is selected at issue and may not exceed the Basic Insurance Amount of the Contract. Charges applicable to this rider will be deducted from the Contract Fund on each Monthly Date for the first four Contract Years. This rider is not available on Contracts that include the Survivorship BenefitAccess Rider.
Guaranteed Contract Split Option Rider
The Guaranteed Contract Split Option Rider provides for the ability to exchange the survivorship Contract for up to two separate contracts, one each on the life of each insured, at their respective Attained Age, without requiring evidence of insurability. The right to exchange is available for a 180 day period beginning 180 days after a continuously effective final decree of divorce. The right to exchange is also available within 180 days of a change in the tax law that removes the unlimited marital deduction. This rider is automatically and only included with Contracts when the insureds are married, are both age 74 or younger, and are each in an underwriting classification no higher than the highest classification allowable on single-life plans. There is no charge for this rider. Exercising this rider may have tax implications. The exchange of this Contract for one or more contracts covering only the life of one insured while both insureds are alive does not qualify as an income tax free exchange of contracts.
Any type of single-life contract we regularly issue at the time the rider is exercised is available, except for term contracts. The new single-life contract must have a Basic Insurance Amount of at least $25,000 and no more than 50% of the Basic Insurance Amount of this Contract. When you exercise the rider and replace this Contract with one or two new contracts, we will waive any surrender charges on this Contract. Also, we will waive any applicable new contract sales charges on any amount of initial premium you apply to a new contract from this Contract’s Cash Surrender Value. The sales charges we will waive are the premium-based sales charges that are the same or substantially the same in description and purpose as this Contract's Sales Charge. Sales charges on additional amounts paid as initial premium or on premiums paid after the initial premium will continue to apply. Any surrender charges applicable to a new contract will also continue to apply.
Overloan Protection Rider
The Overloan Protection Rider guarantees protection against lapse due to loans, even if the Contract Debt exceeds the accumulated cash value of your Contract. This optional rider is only available when Guideline Premium is selected as the definition of life insurance test. There is no charge for adding the Overloan Protection Rider to your Contract, however, a one-time fee will apply when this rider is exercised.
The following eligibility requirements must be met to exercise the rider:

(a)	We must receive a written request in Good Order to exercise the rider benefits;

(b)	The Contract must be in force for the later of 15 years and the Contract Anniversary after the younger insured’s 75th birthday;

(c)	Contract Debt must exceed the Basic Insurance Amount;

(d)	Contract Debt must be a minimum of 95% of the cash value;

(e)	The Cash Surrender Value must be sufficient to pay the cost of exercising the rider; and

(f)	Your Contract must not be classified as a Modified Endowment Contract and must not qualify as a Modified Endowment Contract as a result of exercising this rider.
We will send you a notification upon your becoming eligible for this benefit. We deduct a transaction fee of 3.5% of your Contract Fund amount if you exercise this rider.
When you exercise the rider, the effective date will be the next date that monthly charges are deducted following our receipt of your request in Good Order at a Service Office. Decreases to your Basic Insurance Amount, rating reductions, and withdrawals will no longer be permitted. The charges and benefits of other riders available under your Contract will be discontinued.
Any unloaned Contract Fund value remaining in the Variable Investment Options will be transferred to the Fixed Rate Option. Additionally, fund transfers into any of the Variable Investment Options will no longer be permitted. Any auto-rebalancing, dollar cost averaging, allocated charges, or premium allocation instructions will be discontinued.
Premium payments will no longer be accepted for the Contract. Instead, all payments received will be applied as loan or loan interest repayments. We will no longer send any regularly scheduled bills, and electronic fund transfer of premium payments will be cancelled.
If you have a Type B (variable) or Type C (return of premium) Death Benefit, we will change it to a Type A (fixed) Death Benefit. You will no longer be permitted to make Death Benefit changes as long as your Contract remains in force under the Overloan Protection Rider. The Basic Insurance Amount will be set equal to the Death Benefit at the time the rider is exercised. From that point onward, the Death Benefit will be the greater of the Type A Death Benefit and the amount of the Contract Debt multiplied by the Attained Age factor that applies. The Attained Age factors are shown in your Contract. See Types Of Death Benefit and Tax Treatment Of Contract Benefits.
Please note that the IRS may take a position that the outstanding loan balance should be treated as a distribution when the Contract Owner elects the Overloan Protection Rider benefit. Distributions are subject to income tax. Were the IRS to take this position, we would take reasonable steps to attempt to avoid this result, including modifying the Contract's loan provisions, but cannot guarantee that such efforts would be successful. You should consult a tax adviser as to the tax risks associated with exercising the Overloan Protection Rider.

REQUIREMENTS FOR ISSUANCE OF A CONTRACT
Generally, the Contract may be issued on insureds age 18 through 85 for Contracts with Type A or Type B Death Benefits and age 18 through 75 for Contracts with Type C Death Benefit. Currently, the minimum Basic Insurance Amount for a Contract issued for insureds ages 18 through 80 is $200,000. For Contracts where the older insured is age 81 or older, the minimum Basic Insurance Amount is $250,000. Certain riders have issue age and Basic Insurance Amount requirements and may not be available with all Contracts. See RIDERS.
We require evidence of insurability, which may include a medical examination, before issuing any Contract. Preferred best nonsmokers are offered more favorable cost of insurance rates than smokers. We charge a higher cost of insurance rate and/or an extra amount if an additional mortality risk is involved. We will not allow a change to your Contract if it will cause the Death

Benefit to exceed our retention limits or violate any other underwriting rule. These are the current underwriting requirements. We reserve the right to change them on a non‑discriminatory basis.
Contract Date
There is no insurance under this Contract until the minimum initial premium is paid. If a medical examination is required, the Contract Date will ordinarily be the date the examination is completed. Under certain circumstances, we may allow the Contract to be backdated up to six months prior to the application date for the purpose of lowering one or both of the insureds’ issue ages. This may be advantageous for some Contract Owners as a lower issue age may result in lower current charges.
PREMIUMS
The Contract offers flexibility in paying premiums. We reserve the right to refuse to accept any payment that would require us to increase the Death Benefit (under Section 7702 of the Internal Revenue Code) by more than the payment increases the Contract Fund. Furthermore, there are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized as a Modified Endowment Contract under Section 7702A of the Internal Revenue Code, which could be significantly disadvantageous. If you make a payment that would cause the Contract to be characterized as a Modified Endowment Contract, we will send you a letter to advise you of your options. Generally, you have 60 days from when we received your payment to remove the excess premiums and any accrued interest. If you choose not to remove the excess premium and accrued interest, your Contract will become permanently characterized as a Modified Endowment Contract. We will not accept a premium payment that exceeds the Guideline Premium limit if your Contract uses the Guideline Premium definition of life insurance. See Tax Treatment Of Contract Benefits.
Minimum Initial Premium
The minimum initial premium is due on or before the Contract Date. It is the premium needed to start the Contract. The minimum initial premium is equal to 8.6% of the Limited No-Lapse Guarantee Premium, including all extras and additional premiums for optional riders and benefits. We may require an additional premium if deductions from the premium payments and any Contract Fund charges due on or before the payment date exceed the minimum initial premium. There is no insurance under the Contract unless the minimum initial premium is paid. Thereafter, you decide when to make premium payments and, subject to a $25 minimum, in what amounts.
Generally, the net amount of the minimum initial premium will be placed in the Contract Fund as of the Contract Date. If we do not receive your initial premium on or before the Contract Date, we apply the initial premium to your Contract as of the end of the Valuation Period in which it is received in Good Order at the Payment Office. See Allocation Of Premiums. In no case will the premium be applied with an effective date that precedes the date of this offering.
Available Types Of Premium
After the minimum initial premium is paid, no other specific premiums are required and you have a certain amount of flexibility with respect to the amount and timing for future premium payments. Two suggested patterns of premiums are described below. Understanding them may help you understand how the Contract works.

•
The Single Premium No-Lapse Premium is a premium that, if paid on the Contract Date, will keep the Contract in force during the lifetime of the insureds, regardless of investment performance and assuming no loans or withdrawals.

•
The Lifetime Modal No-Lapse Premiums are premiums that, if paid on the Contract Date and each modal date up to the younger insured’s Attained Age 121, will keep the Contract in force during the lifetime of the insureds, regardless of investment performance and assuming no loans or withdrawals.

You should note that either one or both of the premiums defined above may not be payable as desired if you elect the Guideline Premium Test for the definition of life insurance test. In that case, you may not be able to pay enough premium to obtain a guarantee for the duration you desire, without violating the definition of life insurance. If a premium payment would otherwise cause the definition of life insurance test to be violated, we will return the portion of the premium in excess of the allowable amount. This will not occur if you choose the Cash Value Accumulation Test as the definition of life insurance. If the Contract subsequently enters default, we will tell you the amount you need to pay to keep the Contract in force, and when you will need to pay that amount. It’s important to know that these additional payment amounts could be substantial. See Tax Treatment Of Contract Benefits.
We can bill you for the amount you select annually, semi-annually, or quarterly. Because the Contract is a flexible premium Contract, there are no scheduled premium due dates. When you receive a premium notice, you are not required to pay this amount, however, paying premiums in a different manner than described in a Contract illustration may shorten the duration of your lapse protection provided by the Limited No-Lapse Guarantee or Rider to Provide Lapse Protection. When you do make a premium payment, the minimum amount that we will accept is $25.
You may also pay premiums automatically through pre-authorized monthly electronic fund transfers from a bank checking account. If you elect to use this feature, you choose the day of the month on which premiums will be paid and the premium amount. We will then draft the same amount from your account on the same date each month. When you apply for the Contract, you and your Pruco Life representative should discuss how frequently you would like to be billed (if at all) and for what amount.

Allocation Of Premiums
On the later of the Contract Date and the end of the Valuation Period in which the initial premium is received, we deduct the sales charge and the premium-based administrative charge from the initial premium. During the 10-day period following your receipt of the Contract, the remainder of the initial premium and any other net premium will be allocated to the designated money market investment option available with your Contract as of the end of the Valuation Period in which it is received in Good Order at the Payment Office. The first monthly deductions are made after the remainder of the initial premium and any other net premium is allocated to the money market investment option. After the 10th day these funds, adjusted for any investment results, will be transferred out of the money market investment option and allocated according to your current premium allocation. The transfer from the money market investment option on the 10th day following receipt of the Contract will not be counted as one of your 12 free transfers per Contract Year or the 20 transfers per calendar year described under Transfers/Restrictions On Transfers. If the first premium is received before the Contract Date, there will be a period during which the Contract Owner's initial premium will not be invested.
The sales charge and the premium-based administrative charge will also apply to all subsequent premium payments. The remainder of each subsequent premium payment will be invested as of the end of the Valuation Period in which it is received in Good Order at the Payment Office, in accordance with the applicable allocation instructions. With respect to any initial premium payment received before the Contract Date and any premium payment that is not in Good Order, we may temporarily hold the premium in a suspense account and we may earn interest on such amount. You will not be credited interest on those amounts during that period. The monies held in the suspense account may be subject to claims of our general creditors. The premium payment will not be reduced nor increased due to market fluctuations during that period.
Provided the Contract is neither in default nor in force under the provisions of the Overloan Protection Rider or the terms of the Survivorship BenefitAccess Rider, you may change the way in which subsequent premiums are allocated by providing your request to us in Good Order at a Service Office. Allocation changes may generally be made by mail, phone, fax, or website. Contracts that are jointly owned or assigned generally cannot change premium allocations by phone, fax or website. See Assignment. There is no charge for reallocating future premiums. All percentage allocations must be in whole numbers. For example, 33% can be selected but 33⅓% cannot. The total allocation to all selected investment options must equal 100%.
When you submit a claim under the Chronic Illness Option of the Survivorship BenefitAccess Rider, you must authorize a transfer of all Contract value from the Variable Investment Options to the Fixed Rate Option. While your claim is reviewed and while you are receiving Benefit Payments, you must allocate all payments to the Fixed Rate Option. See Survivorship BenefitAccess Rider.
Valuation Of Variable Investment Options
Amounts allocated to a Variable Investment Option are converted to a number of units. The number of units added to each Variable Investment Option is determined by dividing the amount allocated to each Variable Investment Option by the dollar value of one unit for such Variable Investment Option.
Amounts taken from each Variable Investment Option decrease the number of units in each Variable Investment Option. The number of units subtracted from each Variable Investment Option is determined by dividing the amount taken from the Variable

Investment Option by the dollar value of one unit for such Variable Investment Option.
The unit value for each Variable Investment Option will vary to reflect the investment experience of the applicable Fund and will be determined on each valuation day by multiplying the unit value of the particular Variable Investment Option on the preceding valuation day by a net investment factor for that Variable Investment Option for the valuation period then ended. The valuation day is any date on which the New York Stock Exchange ("NYSE") is open for trading and the Fund is valued. The valuation period is the period of time from the close of the immediately preceding valuation day to the close of the current valuation day.
The net investment factor for each of the Variable Investment Options is equal to:

(a)
the net asset value per share at the end of the valuation period (plus the per share amount of any dividend or capital gain distributions paid by that Fund in the valuation period then ended); divided by

(b)	the net asset value per share determined as of the end of the immediately preceding valuation period; minus

(c)	the daily portion of the mortality and expense risk charge assessed during the valuation period as shown in the section titled Mortality and Expense Risk Charge.
The net investment factor may be greater or less than one. Therefore, the value of a unit may increase or decrease.
If the NYSE is closed (except for holidays or weekends) or trading is restricted due to an existing emergency as defined by the SEC so that we cannot value the Variable Investment Options, we may postpone all transactions which require valuation of the Variable Investment Option until valuation is possible.
In certain circumstances, we may need to correct the processing of an order. In such circumstances, we may incur a loss or receive a gain depending upon the price of the security when the order was executed and the price of the security when the order is corrected. With respect to any gain that may result from such order correction, we will retain any such gain as additional compensation for these correction services.
Transfers/Restrictions On Transfers
You may, up to 12 times each Contract Year, transfer amounts among the Variable Investment Options or to the Fixed Rate Option. Additional transfers may be made only with our consent. Currently, we will allow you to make additional transfers. For the first 20 transfers in a calendar year, you may transfer amounts by providing your request to us in Good Order at a Service Office. Transfers may generally be made by mail, phone, fax, or website. Contracts that are jointly owned or assigned generally cannot conduct transfers by phone, fax, or website. See Assignment.
After you have submitted 20 transfers in a calendar year, we will accept subsequent transfer requests only if they are sent to us by U.S. regular mail, bear an original signature in ink, and are received in Good Order at a Service Office. After you have submitted 20 transfers in a calendar year, a subsequent transfer request by telephone, fax, or website will be rejected, even in the event that it is inadvertently processed.
Multiple transfers that occur during the same day, but prior to the end of the Valuation Period for that day, will be counted as a single transfer.
There is no transaction charge for the first 12 transfers per Contract Year among investment options. We may charge a transaction fee of up to $25 for each transfer made in excess of 12 in any Contract Year. Currently, we do not charge a fee for transfers.

Currently, certain transfers effected systematically under a dollar cost averaging or an automatic rebalancing program do not count towards the limit of 12 transfers per Contract Year or the limit of 20 transfers per calendar year. In the future, we may count such transfers towards the limit.
Transfers out of the money market investment option will not be made until 10 days after you receive the Contract. Such transfers and any transfers due to any fund closures or mergers will not be considered towards the 12 transfers per Contract Year or the 20 transfers per calendar year.
Transfers among Variable Investment Options will take effect as of the end of the Valuation Period in which a transfer request is received in Good Order at a Service Office. The request may be in terms of dollars, such as a request to transfer $5,000 from one Variable Investment Option to another, or may be in terms of a percentage reallocation among Variable Investment Options. In the latter case, as with premium reallocations, the percentages must be in whole numbers.
We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine. We will not be held liable for following telephone instructions that we reasonably believe to be genuine. We cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.
Generally, only one transfer from the Fixed Rate Option will be permitted during each Contract Year. The maximum amount per Contract you may transfer out of the Fixed Rate Option and into the Variable Investment Options each year is the greater of: (a) 25% of the amount in the Fixed Rate Option; (b) $5,000; and (c) the amount transferred from the Fixed Rate Option to the Variable Investment Options in the prior Contract Year (if applicable).
When you submit a claim under the Chronic Illness Option of the Survivorship BenefitAccess Rider, you must authorize a transfer of all Contract value from the Variable Investment Options to the Fixed Rate Option. While your claim is reviewed and while you are receiving Benefit Payments, Contract value must remain in the Fixed Rate Option. Transfers will not be allowed. See Survivorship BenefitAccess Rider.
If you exercise the Overloan Protection Rider, we will then transfer any amounts you have in the Variable Investment Options to the Fixed Rate Option. The transfer is not counted as one of the 12 transfers we allow per Contract Year and there is no charge. Transfers out of the Fixed Rate Option and into the Variable Investment Options will not be permitted while your Contract is kept in force under the Overloan Protection Rider.
The Contract was not designed for professional market timing organizations, or other organizations or individuals, using programmed, large, or frequent transfers. Large or frequent transfers among Variable Investment Options in response to short-term fluctuations in markets, sometimes called “market timing”, can make it very difficult for Fund advisers/sub-advisers to manage the Fund. Large or frequent transfers may cause the Fund to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance to the disadvantage of other Contract Owners. If we (in our own discretion) believe that a pattern of transfers or a specific transfer request, or group of transfer requests, may have a detrimental effect on the performance of the Funds, or we are informed by a Fund (e.g., by the Fund’s adviser/sub-advisers) that the purchase or redemption of shares in the Fund must be restricted because the Fund believes the transfer activity to which such purchase or redemption relates would have a detrimental effect on the performance of the affected Fund, we may modify your right to make transfers by restricting the number, timing, and amount of transfers. We reserve the right to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one Contract Owner. We will immediately notify you at the time of a transfer request if we exercise this right.
Any restrictions on transfers will be applied in a uniform manner to all persons who own Contracts like this one, and will not be waived. However, due to the discretion involved in any decision to exercise our right to restrict transfers, it is possible that some Contract Owners may be able to effect transactions that could affect Fund performance to the disadvantage of other Contract Owners.
In addition, owners of variable life insurance or variable annuity contracts that do not impose the transfer restrictions described above, might make more numerous and frequent transfers than Contract Owners who are subject to such limitations. Contract owners who are not subject to the same transfer restrictions may have the same Funds available to them, and unfavorable consequences associated with such frequent trading within the Funds (e.g., greater portfolio turnover, higher transaction costs, or performance or tax issues) may affect all Contract Owners.
The Funds have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce these policies and procedures. The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under SEC rules, we are required to: (1) enter into a written agreement with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the excessive trading policies established by the Fund. In addition, you should be aware that some Funds may receive “omnibus” purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Funds in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Funds.
The Funds may assess a short-term trading fee in connection with a transfer out of any available Variable Investment Option if the transfer occurs within a certain number of days following the date of allocation to the Variable Investment Option. Each Fund determines the amount of the short term trading fee and when the fee is imposed. The fee is retained by or paid to the Fund and is not retained by us. The fee will be deducted from your Contract value to the extent allowed by law. At present, no Fund has adopted a short-term trading fee.
Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.
Dollar Cost Averaging
As an administrative practice, we are currently offering a feature called Dollar Cost Averaging ("DCA"). Under this feature, either fixed dollar amounts or a percentage of the amount designated for use under the DCA option will be transferred periodically from the DCA money market investment option into other Variable Investment Options available under the Contract (excluding the Fixed Rate Option). If DCA allocates money to a Variable Investment Option at a time when the Fund no longer accepts additional investments, automatic transfers to that Variable Investment Option will be directed to the PSF Government Money Market Portfolio. You may choose to have periodic transfers made monthly or quarterly. DCA transfers will not begin until the Monthly Date after 10 days following your receipt of the Contract.
Each automatic transfer will take effect as of the end of the Valuation Period on the date coinciding with the periodic timing you designate provided the NYSE is open on that date. If the NYSE is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the Valuation Period which immediately follows that date. Automatic transfers will continue until: (1) $50 or less remains of the amount designated for DCA, at which time the remaining amount will be transferred; or (2) you give us notification of a change in DCA allocation or cancellation of the feature. Currently, a transfer that occurs under the DCA feature is not counted towards the 20 transfers permitted each calendar year or the 12 free transfers permitted each Contract Year. We reserve the right to change this practice, modify the requirements, or discontinue the feature in a non-discriminatory manner. We will notify you prior to changing, modifying, or discontinuing this feature.
When you submit a claim under the Chronic Illness Option of the Survivorship BenefitAccess Rider, you must authorize a transfer of all Contract value from the Variable Investment Options to the Fixed Rate Option. While your claim is reviewed and while you are receiving Benefit Payments, Contract value must remain in the Fixed Rate Option. DCA will not be allowed. See Survivorship BenefitAccess Rider. Further, DCA will not be available on Contracts kept in force under the provisions of the Overloan Protection Rider. See Overloan Protection Rider.

Auto-Rebalancing
As an administrative practice, we are currently offering a feature called Auto‑Rebalancing. This feature allows you to automatically rebalance Variable Investment Option assets at specified intervals based on percentage allocations that you choose. For example, suppose your initial investment allocation of Variable Investment Options X and Y is split 40% and 60%, respectively, and investment results cause that split to change. You may instruct that those assets be rebalanced to your original or different allocation percentages. Auto-rebalancing is not available until the Monthly Date after 10 days following your receipt of the Contract.
Auto-rebalancing can be performed on a quarterly, semi-annual, or annual basis. Each rebalance will take effect as of the end of the Valuation Period on the date coinciding with the periodic timing you designate, provided the NYSE is open on that date. If the NYSE is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the Valuation Period immediately following that date. The Fixed Rate Option cannot participate in this administrative procedure. If auto-rebalancing involves allocating to a Fund that became closed to additional investments, the auto-rebalancing feature will be turned off. Currently, a transfer that occurs under the auto-rebalancing feature is not counted towards the 20 transfers permitted each calendar year or the 12 free transfers permitted each Contract Year. We reserve the right to change this practice, modify the requirements, or discontinue the feature in a non-discriminatory manner. We will notify you prior to changing, modifying, or discontinuing this feature.
When you submit a claim under the Chronic Illness Option of the Survivorship BenefitAccess Rider, you must authorize a transfer of all Contract value from the Variable Investment Options to the Fixed Rate Option. While your claim is reviewed and while you are receiving Benefit Payments, Contract value must remain in the Fixed Rate Option. Auto-rebalancing will not be allowed. See Survivorship BenefitAccess Rider. Further, Auto-rebalancing will not be available on Contracts kept in force under the provisions of the Overloan Protection Rider. See Overloan Protection Rider.
DEATH BENEFITS
Types Of Death Benefit
You must select from three types of Death Benefit at issue. A Contract with a Type A (fixed) Death Benefit has a Death Benefit which will generally equal the Basic Insurance Amount. Favorable investment results and additional premium payments will generally increase the Cash Surrender Value and decrease the Net Amount At Risk and result in lower charges. This type of Death Benefit does not vary with the investment performance of the investment options you selected, except when the premiums you pay or favorable investment performance causes the Contract Fund to grow to the point where we may increase the Death Benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. See Cost Of Insurance, PREMIUMS, and How A Contract's Cash Surrender Value Will Vary.
A Contract with a Type B (variable) Death Benefit has a Death Benefit which will generally equal the Basic Insurance Amount plus the Contract Fund. Favorable investment performance and additional premium payments will generally increase your Contract's Death Benefit and Cash Surrender Value. However, the increase in the Cash Surrender Value for a Contract with a Type B Death Benefit may be less than the increase in Cash Surrender Value for a Contract with a Type A Death Benefit because a Type B Death Benefit has a greater cost of insurance charge due to a greater Net Amount At Risk. As long as the Contract is not in default and there is no Contract Debt, the Death Benefit may not fall below the Basic Insurance Amount stated in the Contract. We may increase the Death Benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. See Cost Of Insurance, PREMIUMS, and How A Contract's Cash Surrender Value Will Vary.
A Contract with a Type C (return of premium) Death Benefit has a Death Benefit which is generally equal the Basic Insurance Amount plus the total premiums paid into the Contract less withdrawals. The total premiums, less withdrawals, is not accumulated with interest. The Death Benefit on a Contract with a Type C Death Benefit is limited to the greater of (1) the Contract Fund plus up to three times the Basic Insurance Amount or (2) a Death Benefit amount required to satisfy the Internal Revenue Code’s definition of life insurance. Within limits, this Death Benefit type allows the beneficiary, in effect, to recover the cost of the Contract (all premiums paid less withdrawals already taken), upon the deaths of both insureds. Favorable investment performance and payment of additional premiums will generally increase the Contract's Cash Surrender Value. However, the increase in the Cash Surrender Value for a Type C Death Benefit may be less than the increase in Cash Surrender Value for a Contract with a Type A Death Benefit because a Type C Death Benefit has a greater cost of insurance charge due to a greater Net Amount At Risk. The increase in Cash Surrender Value for a Contract with a Type C Death Benefit may be more or less than the increase in Cash Surrender Value for a Contract with a Type B Death Benefit depending on earnings and the amount of any withdrawals. If you take a withdrawal from a Contract with a Type C Death Benefit, it is possible for the Death Benefit to fall below the Basic Insurance Amount. We may increase the Death Benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. See Cost Of Insurance, PREMIUMS, and How A Contract’s Cash Surrender Value Will Vary.
Contract Owners of a Contract with a Type A Death Benefit should note that any withdrawal will generally result in a reduction of the Basic Insurance Amount by the amount of the withdrawal and will result in the deduction of any applicable surrender charge. See Withdrawals.
The way in which the Cash Surrender Value and Death Benefit will change depends significantly upon the investment results that are actually achieved.
Changing the Type Of Death Benefit
You may change the type of Death Benefit any time after issue and subject to our approval. We will increase or decrease the Basic Insurance Amount so that the Death Benefit immediately after the change matches the Death Benefit immediately before the change. The Basic Insurance Amount after a change may not be lower than the minimum Basic Insurance Amount applicable to the Contract. See REQUIREMENTS FOR ISSUANCE OF A CONTRACT. We may deduct a transaction charge of up to $25 for any change in the Basic Insurance Amount, although we do not currently do so. A Death Benefit type change that reduces the Basic Insurance Amount may result in the assessment of a surrender charge. See Surrender Charge.
If you are changing your Contract from a Type A Death Benefit to a Type B Death Benefit, we will reduce the Basic Insurance Amount by the amount in your Contract Fund on the date the change takes place.
If you are changing your Contract from a Type B Death Benefit to a Type A Death Benefit, we will increase the Basic Insurance Amount by the amount in your Contract Fund on the date the change takes place.
If you are changing your Contract from a Type C Death Benefit to a Type A Death Benefit, we will change the Basic Insurance Amount by adding the lesser of (a) the total premiums paid into the Contract minus total withdrawals taken, and (b) the Contract Fund before deduction of any monthly charge due on that date plus the product of the Type C Limiting Amount multiplied by the Type C Death Benefit Factor. The Type C Limiting Amount and the Type C Death Benefit Factor are both found in the Contract Limitations section of your Contract’s data pages.
If you are changing your Contract from a Type C Death Benefit to a Type B Death Benefit, we first find the difference between: (1) the Contract Fund and (2) the lesser of (a) the total premiums paid into the Contract minus total withdrawals taken, and (b) the Contract Fund before deduction of any monthly charge due on that date plus the product of the Type C Limiting Amount multiplied by the Type C Death Benefit Factor. The Type C Limiting Amount and the Type C Death Benefit Factor are both found in the Contract Limitations section of your Contract’s data pages. If (2) is larger than (1), we will increase the Basic Insurance Amount by that difference. If (1) is larger than (2), we will reduce the Basic Insurance Amount by that difference.
If you choose a Type A Death Benefit or a Type B Death Benefit at issue, you will not be able to change to a Type C Death Benefit thereafter. If you change a Type C Death Benefit to a Type A Death Benefit or a Type B Death Benefit after issue, you will not be able to change back to a Type C Death Benefit. We will not allow a change to your Contract if it will cause the Death Benefit to exceed our retention limits or violate any other underwriting rule.
The following chart illustrates the changes with each change of Death Benefit type described above. The chart assumes a $50,000 Contract Fund and a $300,000 Death Benefit. For changes from a Type C Death Benefit, the chart assumes $40,000 in total premiums minus total withdrawals.

Changing from	Basic Insurance Amount	Contract Fund	Death Benefit*
Type A to Type B	$300,000 to $250,000	$50,000 to $50,000	$300,000 to $300,000
Type B to Type A	$250,000 to $300,000	$50,000 to $50,000	$300,000 to $300,000
Type C to Type A	$260,000 to $300,000	$50,000 to $50,000	$300,000 to $300,000
Type C to Type B	$260,000 to $250,000	$50,000 to $50,000	$300,000 to $300,000
* assuming there is no Contract Debt
You may request a change in the type of Death Benefit by sending us a request in Good Order to our Service Office. If the change is approved, we will re-calculate the Contract's charges and appropriate tables and send you new Contract data pages. We may require you to send us your Contract before making the change. There may be circumstances under which a change in the Death Benefit type may cause the Contract to be classified as a Modified Endowment Contract, which could be significantly disadvantageous. See Tax Treatment Of Contract Benefits.
When you submit a claim under the Chronic Illness Option of the Survivorship BenefitAccess Rider, your Contract’s Death Benefit type must be changed to Type A (if not already so) and remain as Type A for the duration of the Contract. See Survivorship BenefitAccess Rider.
Decreases In Basic Insurance Amount
You have the option of decreasing the Basic Insurance Amount of your Contract without withdrawing any Cash Surrender Value. If a change in circumstances causes you to determine that your amount of insurance is greater than needed, a decrease will reduce your insurance protection and the monthly deductions for the cost of insurance.
The following conditions must be met:

(a)	The amount of the decrease in the Basic Insurance Amount must be at least $10,000;

(b)	The Basic Insurance Amount after the decrease must be at least equal to the minimum Basic Insurance Amount;

(c)	The Contract must not be in default;

(d)	The surrender charge on the decrease, if any, plus any transaction charge for the decrease may not exceed the Contract Fund;

(e)	If we ask you to do so, you must send us the Contract to be endorsed; and

(f)	Your Contract must not be in force under the provisions of the Overloan Protection Rider.

(g)	You must not be receiving Benefit Payments under the Chronic Illness Option of the Survivorship BenefitAccess Rider.
If we approve the decrease, we will send you new Contract data pages showing the amount and effective date of the change and the re-calculated charges, values, and limitations. We may charge a transaction fee of up to $25 for each decrease in the Basic

Insurance Amount.  Currently, we do not charge a fee for a decrease.
We may decline a decrease in the Basic Insurance Amount if we determine it would cause the Contract to fail to qualify as life insurance for purposes of Section 7702 of the Internal Revenue Code. Also, it is important to note, that if the Basic Insurance Amount is decreased, there is a possibility that the Contract will be classified as a Modified Endowment Contract. See Tax Treatment Of Contract Benefits. You should consult with your tax adviser and your Pruco Life representative before requesting any decrease in Basic Insurance Amount.
Death Claim Settlement Options
The beneficiary may choose to receive death claim proceeds by any of the settlement options available at the time the proceeds become payable or by payment of a lump sum check.
In addition to the available settlement options, currently, in certain circumstances, the beneficiary may choose the payment of death claim proceeds by way of the Alliance Account settlement option (the "Alliance Account"). If the Alliance Account is selected, Prudential will provide a kit to the beneficiary, which includes: (1) an account confirmation describing the death claim proceeds, the current interest rate, and the terms of the Alliance Account; and (2) a guide that explains how the Alliance Account works. Amounts in an Alliance Account earn interest at a rate set by Prudential. This rate is not guaranteed and can change. The beneficiary may withdraw amounts in an Alliance Account at any time. Alliance Account balances are not insured by the Federal Deposit Insurance Corporation. Any Pruco Life representative authorized to sell this Contract can explain all the settlement options upon request.
When Death Benefit Proceeds Are Paid
Generally, we will pay any Death Benefit within seven days after all the documents required for such a payment are received in Good Order at the office designated to receive that request. The Death Benefit is determined as of the date of death of the second-to-die insured.
We may delay payment of proceeds from the Variable Investment Option(s) and the variable portion of the Death Benefit due under the Contract if the disposal or valuation of the Account's assets is not reasonably practicable because the NYSE is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.
CONTRACT VALUES
The total amount invested in the Contract Fund at any time consists of:

(a)	the Variable Investment Options,

(b)	the Fixed Rate Option, and

(c)	any Contract loan.
How a Contract's Cash Surrender Value Will Vary
The Contract's Cash Surrender Value on any date will be the Contract Fund less any applicable surrender charges and less any Contract Debt plus any Additional Amount upon surrender. The Contract Fund value changes daily, reflecting:

(1)	increases or decreases in the value of the Fund(s);

(2)	interest credited on any amounts allocated to the Fixed Rate Option;

(3)	interest credited on any loan; and

(4)	the daily asset charge for mortality and expense risks assessed against the Variable Investment Options.
The Contract Fund value also changes to reflect the receipt of premium payments after any charges are deducted, the monthly deductions described under CHARGES AND EXPENSES, and any withdrawals. See Withdrawals.
Upon request, we will tell you the Cash Surrender Value of your Contract. It is possible for the Cash Surrender Value of a Contract to decline to zero because of unfavorable investment performance in the Contract Fund, outstanding Contract Debt, and/or any applicable surrender charge.
Loans
You may borrow an amount up to the current loan value of your Contract less any existing Contract Debt using the Contract as the only security for the loan. The loan value at any time is equal to the sum of (1) 99% of the portion of the cash value attributable to the Variable Investment Options and (2) the balance of the cash value, provided the Contract is not in default. The cash value is equal to the Contract Fund less any surrender charge. A Contract in default has no loan value. There is no minimum loan amount.
Interest charged on a loan accrues daily. We charge interest on the full loan amount, including all unpaid interest. Interest is due on each Contract Anniversary or when the loan is paid back,

whichever comes first. If interest is not paid when due, we will increase the loan amount by any unpaid interest. We charge interest at an effective annual rate of 2% for standard loans.
On and after the 10th Contract Anniversary, all new and existing loans will be considered preferred loans. Preferred loans are charged interest at an effective annual rate of 1.05%.
When a loan is made, an amount equal to the loan proceeds is transferred out of the Variable Investment Options and/or the Fixed Rate Option, as applicable. Unless you ask us to take the loan amount from specific Variable Investment Options and we agree, the reduction will be made in the same proportions as the value in each Variable Investment Option and the Fixed Rate Option bears to the total value of the Contract. While a loan is outstanding, the amount that was transferred will continue to be treated as part of the Contract Fund. It will be credited with interest at an effective annual rate of 1%. Generally on each Monthly Date, we will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly Date.
The Contract Debt is the amount of all outstanding loans plus any interest accrued, but not yet due. If, on any Monthly Date, the Contract Debt equals or exceeds the Contract Fund, less any applicable surrender charges, the Contract will go into default. If the Contract goes into default, we will mail you a notice stating the amount needed to keep the Contract in force. That amount will equal a premium which we estimate will keep the Contract in force for three months from the date of default. We grant a 61-day grace period from the date we mail the notice to pay the amount. If you send us a payment during the grace period and we receive it after a Monthly Date has occurred, we will credit interest to the Contract Fund from the date your Contract went into default to the date we received your payment, and then return to crediting interest on subsequent Monthly Dates. If the Contract lapses or is surrendered, the amount of unpaid Contract Debt will be treated as a distribution and will be immediately taxable to the extent of gain in the Contract. Reinstatement of the Contract after lapse will not eliminate the taxable income, which we are required to report to the IRS. See LAPSE AND REINSTATEMENT and Tax Treatment Of Contract Benefits.

If your Contract includes the Overloan Protection Rider and you meet the requirements to exercise the rider, you may have protection against lapse due to excess Contract Debt. See Overloan Protection Rider. Having Contract Debt will prevent any no-lapse guarantee from protecting the Contract from lapse. See LIMITED NO-LAPSE GUARANTEE and Rider To Provide Lapse Protection.
Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax. However, you should know that the IRS may take the position that the loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and the Contract’s crediting rate. Distributions are subject to income tax. Were the IRS to take this position, we would take reasonable steps to attempt to avoid this result, including modifying the Contract’s loan provisions, but cannot guarantee that such efforts would be successful.
Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. See Tax Treatment Of Contract Benefits.
Any Contract Debt will directly reduce a Contract's Cash Surrender Value and will be subtracted from the Death Benefit to determine the amount payable. In addition, even if the loan is fully repaid, it may have an effect on future Death Benefits because the investment results of the selected investment options will apply only to the amount remaining invested under those options. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.
Loan repayments are applied to reduce the total outstanding Contract Debt, which is equal to the principal plus accrued interest. Interest accrues daily on the total outstanding Contract Debt, and making a loan repayment will reduce the amount of interest accruing.
Loan repayments will be applied towards the loan according to when they are received. Loan interest is due on your Contract Anniversary. If we receive your loan repayment within 21 days prior to your Contract Anniversary, we will apply the repayment towards interest due. Any loan repayment amount exceeding the interest due is applied towards the existing principal amount.
If we receive your loan repayment at any time outside of 21 days prior to your Contract Anniversary, we will apply the repayment towards the principal amount. For any repayment exceeding the principal amount, we will apply the remainder of the loan repayment towards the interest due.
When you repay all or part of a loan, we will increase the portion of the Contract Fund in the investment options by the amount of the loan you repay plus interest credits accrued on the loan since the last transaction date. Any loan repayment amounts will also be reflected in your No-Lapse Guarantee Value. We will apply the loan repayment to the investment allocation used for future premium payments as of the loan repayment date. If loan interest is paid when due, it will not change the portion of the Contract Fund allocated to the investment options. We reserve the right to change the manner in which we allocate loan repayments.
Loan repayments are required when exercising either option of the Survivorship BenefitAccess Rider. See Survivorship BenefitAccess Rider.

Withdrawals
You may withdraw a portion of the Contract's Cash Surrender Value without surrendering the Contract, subject to the following restrictions.

(1)	We must receive a request for the withdrawal in Good Order at our Service Office.

(2)
Your Contract’s Cash Surrender Value after the withdrawal may not be less than or equal to zero after deducting (a) any charges associated with the withdrawal and (b) an amount that we estimate will be sufficient to cover two months of Contract Fund deductions.

(3)	The withdrawal amount must be at least $500.

(4)	The Basic Insurance Amount after withdrawals must be at least equal to the minimum Basic Insurance Amount shown in the Contract.

(5)	Your Contract must not be in force under the provisions of the Overloan Protection Rider.

(6)	You must not be receiving Benefit Payments under the Survivorship BenefitAccess Rider.
We may charge a transaction fee of up to $25 for each withdrawal.  Currently, we do not charge a fee for a withdrawal. A withdrawal may not be repaid except as a premium subject to the applicable charges. Upon request, we will tell you how much you may withdraw. Withdrawal of the Cash Surrender Value may have tax consequences. See Tax Treatment Of Contract Benefits.
Whenever a withdrawal is made, the Death Benefit will immediately be reduced by at least the amount of the withdrawal. The withdrawal may also decrease the Basic Insurance Amount, which may result in the deduction of a surrender charge. See Surrender Charge. Withdrawals from a Contract with a Type B or Type C Death Benefit will not change the Basic Insurance Amount. However, under most circumstances, withdrawals from a Contract with a Type A Death Benefit require a reduction in the Basic Insurance Amount. It is possible a withdrawal from a Contract with a Type A Death Benefit will not decrease the Basic Insurance Amount if the Contract Fund has grown to the point where the base Contract’s Death Benefit has been increased as required by the Internal Revenue Code's definition of life insurance test. See Tax Treatment Of Contract Benefits.
The following table provides a hypothetical example of a withdrawal from a Contract with a Type A Death Benefit. The example assumes the withdrawal occurred in the 5th Contract Year, no Contract Debt, the Death Benefit was not increased to satisfy the definition of life insurance test, and no change to the Basic Insurance Amount has previously occurred.

Example of a Type A Death Benefit Withdrawal
Net amount of withdrawal:		$10,000
Withdrawal Surrender Charge (1% reduction):		$68
Gross amount of withdrawal:		$10,068
Contract values (current)	Before	After
Basic Insurance Amount:	$1,000,000	$990,000
Death Benefit amount:	$1,000,000	$990,000
Contract Fund value:	$100,000	$89,932
Contract Surrender Charge:	$6,800	$6,732
No withdrawal will be permitted under a Contract with a Type A Death Benefit if it would result in a Basic Insurance Amount of less than the minimum Basic Insurance Amount shown under Contract Limitations in your Contract’s data pages. It is important to note, however, that if the Basic Insurance Amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. Before making any withdrawal that causes a decrease in Basic Insurance Amount, you should consult with your tax adviser and your Pruco Life representative. See Tax Treatment Of Contract Benefits.
Currently, we will provide an authorization form if your withdrawal request causes a decrease in Basic Insurance Amount that results in your Contract being classified as a Modified Endowment Contract. The authorization form will confirm that you are aware of your Contract becoming a Modified Endowment Contract if the transaction is completed. We will complete the transaction and send a confirmation notice after we receive the completed authorization form in Good Order at a Service Office.
When a withdrawal is made, the Contract Fund is reduced by the withdrawal amount and any charges associated with the withdrawal. An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise. Withdrawal of any portion of the Cash Surrender Value increases the risk that the Contract Fund may be insufficient to provide Contract benefits. If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default. Withdrawals may also affect whether a Contract is kept in force under the Limited No-Lapse Guarantee or Rider To Provide Lapse Protection. See LIMITED NO-LAPSE GUARANTEE and Rider To Provide Lapse Protection.
Surrender Of a Contract
You may surrender your Contract at any time for its Cash Surrender Value (referred to as Net Cash Value in the Contract) while at least one of the insureds is living. To surrender your Contract, we may require you to deliver or mail the following items in Good Order to a Service Office: (a) the Contract, (b) a signed request for surrender, (c) any tax withholding information required under federal or state law, and (d) the authorization of any assignee or irrevocable beneficiary. The Cash Surrender Value will be determined as of the end of the Valuation Period in which a surrender request is received in Good Order at a Service Office. Surrender of a Contract may have tax consequences and a Surrender Charge may apply. See Tax Treatment Of Contract Benefits and Surrender Charge.
Additional requirements exist if you are exchanging your Contract for a new one at another insurance company. Specifically, we require a properly signed assignment to change ownership of your Contract to the new insurer and a request for surrender, signed by an authorized officer of the new insurer. The new insurer should submit these documents directly to us by sending them in Good Order to our Service Office. Generally, we will pay your Contract’s Cash Surrender Value to the new insurer within seven days after all the documents required for such a payment are received in Good Order at our Service Office.
If you surrender the Contract while it is in force, you may be eligible to receive an Additional Amount upon full surrender of the Contract for its Cash Surrender Value. The Additional Amount will be equal to the surrender charge as of the date of surrender multiplied by an Additional Amount factor.
To be eligible for the Additional Amount, the following conditions must be met:

(a)	You must have purchased the Enhanced Cash Value Rider (referred to as the "Rider For Payment Of an Additional Amount Upon Surrender" in the Contract);

(b)	The Contract must not be in default;

(c)	You must ask for the surrender in a written, signed request in Good Order; and

(d)	The surrender must not be the subject of an exchange pursuant to Section 1035 of the United States Internal Revenue Code).
When Proceeds Are Paid
Generally, we will pay any Cash Surrender Value, loan proceeds, or withdrawal within seven days after all the documents required for such a payment are received in Good Order at the office designated to receive that request. The amount will be determined as of the end of the Valuation Period in which the necessary documents are received in Good Order at the office designated to receive that request.
We may delay payment of proceeds from the Variable Investment Option(s) if the disposal or valuation of the Account's assets is not reasonably practicable because the NYSE is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.
We have the right to delay payment of the Cash Surrender Value attributable to the Fixed Rate Option for up to six months (or a shorter period if required by applicable law). Where required by law, we will pay interest if such a payment is delayed for more than 30 days (or a shorter period if required by applicable law).
LAPSE AND REINSTATEMENT
We will determine the value of the Contract Fund on each Monthly Date. If the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less, the Contract is in default, unless it remains in force under the Limited No-Lapse Guarantee (first ten Contract years) or the Rider To Provide Lapse Protection (years eleven and after). See LIMITED NO-LAPSE GUARANTEE and Rider To Provide Lapse Protection. Should this happen, we will send you a notice of default setting forth the payment which we estimate will keep the Contract in force for three months from the date of default. A 61-day grace period will begin from the date the notice of default is mailed. Your payment must be received or postmarked within the 61-day grace period or the Contract will end and have no value. To prevent your Contract from lapsing, your payment must be in Good Order when received at the Payment Office. A Contract that lapses with an outstanding Contract loan may have tax consequences. See Tax Treatment Of Contract Benefits.
A Contract that lapses may be reinstated within five years from the date of default, if the following conditions are met:

(a)	We receive a written request for reinstatement in Good Order at our Service Office;

(b)	Both insureds are living, or one insured is alive and the Contract ended without value after the death of the other insured;

(c)
Renewed evidence of insurability, proving the insured(s) remain(s) at the same underwriting classification that applied at the expiration of the grace period, is provided on any insured who was living at the expiration of the grace period; and

(d)
Submission of certain payments sufficient to bring the Contract's Cash Surrender Value to zero on the date of lapse plus a premium that we estimate will cover all charges and deductions for three months from the date of reinstatement. Required payment amounts will reflect any charges due and unpaid from the period during which the Contract was supported by a no-lapse guarantee in addition to charges due and unpaid during the grace period.

If the Contract lapsed with outstanding Contract Debt, accrued loan interest due when the grace period expired must be paid.

Any remaining Contract Debt will be canceled and will not be reinstated.
The reinstatement date will be the date we approve your request. We will deduct all required charges from your payment and the balance will be placed into your Contract Fund. We will also credit the Contract Fund with an amount equal to the surrender charge applicable as of the date of reinstatement. If your Contract is reinstated after lapse, the Rider To Provide Lapse Protection will also be reinstated. Following reinstatement, all Contract charges will resume based upon the current Contract Year and Attained Age(s) of the insured(s). We reserve the right to change the requirements to reinstate a lapsed Contract.
TAXES
Tax Treatment Of Contract Benefits
This summary provides general information on the federal income tax treatment of the Contract. It is not a complete statement of what the federal income tax impact will be in all circumstances. It is based on current tax law and interpretations, which may change. It does not cover state taxes or other taxes. It is not intended as tax advice. You should consult your own tax adviser for complete information and advice.
Treatment as Life Insurance. The Contract must meet certain requirements to qualify as life insurance for tax purposes. These requirements include certain definitional tests and rules for diversification of the Contract’s investments. For further information on the diversification requirements, see Taxation in the statements of additional information for the Funds.
In order to meet the definition of life insurance rules for federal income tax purposes, the Contract must satisfy one of the two following tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. At issue, the Contract Owner chooses which of these two tests will apply to their Contract. This choice cannot be changed thereafter.
Under the Cash Value Accumulation Test, the Contract must maintain a minimum ratio of Death Benefit to cash value. Therefore, in order to ensure that the Contract qualifies as life insurance, the Contract's Death Benefit may increase as the Contract Fund value increases. The Death Benefit, at all times, must be at least equal to the Contract Fund multiplied by the applicable Attained Age factor. Attained Age factors vary based on the younger insured’s Attained Age. For example, under the Cash Value Accumulation test, the Attained Age factors for an insured age 57 range from 3.69 in the first year to 1.00 at age 121 and older.
Under the Guideline Premium Test, there is a limit as to the amount of premium that can be paid into the Contract in relation to the Death Benefit. In addition, there is a minimum ratio of Death Benefit to cash value associated with this test. This ratio, however, is less than the required ratio under the Cash Value Accumulation Test. Therefore, the Death Benefit required under this test is generally lower than that of the Cash Value Accumulation Test. The Attained Age factors are based on the Attained Age of the younger insured. For example, under the Guideline Premium test, the Attained Age factors for an insured age 57 range from 1.42 in the first year to 1.00 at age 95 and older.
The selection of the definition of life insurance test most appropriate for you is dependent on several factors, including the younger insured’s age at issue, actual Contract earnings, and whether or not the Contract is classified as a Modified Endowment Contract. In addition, the Guideline Premium Test is required for the definition of life insurance if you choose to have the Overloan Protection Rider. See Overloan Protection Rider. You should consult your own tax adviser for complete information and advice with respect to the selection of the definition of life insurance test.

We believe we have taken adequate steps to ensure that the Contract qualifies as life insurance for tax purposes. Generally speaking, this means that:

•	you will not be taxed on the growth of the funds in the Contract, unless you receive a distribution from the Contract, or if the Contract lapses or is surrendered, and

•	the Contract's Death Benefit will generally be income tax free to your beneficiary. However, your Death Benefit may be subject to estate taxes, and

•	we may refuse to accept any payment that increases the Death Benefit by more than it increases the Contract Fund.
Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes -- which will be applied uniformly to all Contract Owners after advance written notice -- that we deem necessary to insure that the Contract will qualify as life insurance.
The Contract may not qualify as life insurance under federal tax law after the younger insured has attained age 100 and may be subject to adverse tax consequences. A tax adviser should be consulted before you choose to continue the Contract after the younger insured reaches age 100.
Pre-Death Distributions. The tax treatment of any distribution you receive before the deaths of both insureds depends on whether or not the Contract is classified as a Modified Endowment Contract.
Contracts Not Classified as Modified Endowment Contracts
•    If you surrender the Contract or allow it to lapse, you will be taxed on the amount you received in excess of the premiums you paid less the untaxed portion of any prior withdrawals. For this purpose, you will be treated as receiving any portion of the Cash Surrender Value used to repay Contract Debt. In other words, you will immediately have taxable income to the extent of gain in the Contract. Reinstatement of the Contract after lapse will not eliminate the taxable income, which we are required to report to the IRS. The tax consequences of a surrender may differ if you take the proceeds under an income payment settlement option.
•    Generally, you will be taxed on a withdrawal to the extent the amount you receive exceeds the premiums you paid for the Contract less the untaxed portion of any prior withdrawals. However, under some limited circumstances, in the first 15 Contract Years, all or a portion of a withdrawal may be taxed if the Contract Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid.
•    Extra premiums for optional benefits and riders generally do not count in computing the premiums paid for the Contract for the purposes of determining whether a withdrawal is taxable.

•    Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax unless the Contract is surrendered or lapsed. However, you should know that the IRS may take the position that the preferred loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and the Contract’s crediting rate. Were the IRS to take this position, we would take reasonable steps to avoid this result, including modifying the Contract’s loan provisions.
Modified Endowment Contracts
•    The rules change if the Contract is classified as a Modified Endowment Contract. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the Basic Insurance Amount is made (or a rider removed). We will notify you if a premium or a change in Basic Insurance Amount would cause the Contract to become a Modified Endowment Contract, and advise you of your options. You should first consult a tax adviser and your Pruco Life representative if you are contemplating any of these steps.
•    If the Contract is classified as a Modified Endowment Contract, then lifetime withdrawals or loans you receive under the Contract (before the deaths of both insureds) are generally included in income to the extent that the Contract Fund (before surrender charge) exceeds the premiums paid for the Contract. Please note that the premium paid amount is increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received (other than the amount of any loans excludible from income). An assignment of a Modified Endowment Contract is taxable in the same way. These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that the Contract became a Modified Endowment Contract.
•    Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59½, on account of your becoming disabled or as a life annuity. It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.
•    All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules.
Investor Control. Treasury Department regulations do not provide specific guidance concerning the extent to which you may direct your investment in the particular Variable Investment Options without causing you, instead of us, to be considered the owner of the underlying assets. Because of this uncertainty, we reserve the right to make such changes as we deem necessary to assure that the Contract qualifies as life insurance for tax purposes. Any such changes will apply uniformly to affected Contract Owners and will be made with such notice to affected Contract Owners as is feasible under the circumstances.
Income Tax Withholding. You must affirmatively elect that no taxes be withheld from a pre-death distribution. Otherwise, the taxable portion of any amounts you receive will be subject to tax withholding. You are not permitted to elect out of tax withholding if you do not provide a social security number or other taxpayer identification number, or payment is made outside the United States. You may be subject to penalties under the estimated tax payment rules if your tax withholding and estimated tax payments are insufficient to cover the tax due.
Other Tax Considerations. If you transfer or assign the Contract to someone else, there may be gift, estate and/or income tax consequences. If you transfer the Contract to a person two or more generations younger than you (or designate such a younger person as a beneficiary), there may be Generation Skipping Transfer tax consequences. Deductions for interest paid or accrued on Contract Debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied. Your individual situation or that of your beneficiary will determine the federal estate taxes and the state and local estate, inheritance, and other taxes due if you or both insureds die. In addition, beginning on January 1, 2019, if you transfer your Contract to a foreign person, we are required to provide an information return regarding the transfer to you and the IRS.
Survivorship BenefitAccess Rider. The benefits paid under the rider are intended to be treated as accelerated Death Benefits under the Internal Revenue Code Section 101(g)(1). Accelerated Benefit Payments due to Chronic Illness are subject to limits imposed by the federal government and any amounts received in excess of these limits are includible in gross income. Federal tax law requires that you receive a Recertification of Chronic Illness every 12 months to retain eligibility for income tax free treatment of benefits. The rider is not intended to be a qualified long term care insurance contract under Section 7702B of the Internal Revenue Code nor is it intended to eliminate the need for insurance of these types. Any benefit received under the rider may impact the recipient’s eligibility for Medicaid or other government benefits. In some circumstances, accelerated benefits paid under the rider may be taxable as income. The exclusion from income tax for accelerated Death Benefits does not apply to any amounts paid to a Contract Owner other than the insureds if the Contract Owner has an insurable interest with respect to the lives of the insureds by reason of the insureds being an officer, employee or director of the Contract Owner or by reason of the insureds being financially interested in any trade or business carried on by the Contract Owner. In addition, special rules apply to determine the taxability of benefits when there is more than one Contract providing accelerated benefits on account of Chronic Illness and/or other insurance policies on the insured(s) that will pay similar benefits, and more than one Contract Owner. We do not provide tax advice. We advise you to seek the help of a professional tax adviser for assistance with any questions you may have.
Business-Owned Life Insurance. If a business, rather than an individual, is the owner of the Contract, there are some additional rules. Business Contract Owners generally cannot deduct premium payments. Business Contract Owners generally cannot take tax deductions for interest on Contract Debt paid or accrued after October 13, 1995. An exception permits the deduction of interest on Contract loans on Contracts for up to 20 key persons. The interest deduction for Contract Debt on these loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per key insured person.
For business-owned life insurance coverage issued after August 17, 2006, Death Benefits will generally be taxable as ordinary income to the extent it exceeds cost basis. Life insurance Death Benefits will continue to be generally income tax free if, prior to Contract issuance, the employer provided a prescribed notice to the proposed insured/employee, obtained the employee's consent to the life insurance, and one of the following requirements is met: (a) the insured was an employee at any time during the 12-month period prior to his or her death; (b) the insured was a director or highly compensated employee or individual (as defined in the Internal Revenue Code) at the time the Contract was issued; or (c) the Death Benefits are paid to the insured's heirs or his or her designated beneficiaries (other than the employer), either directly as a Death Benefit or received from the purchase of an equity (or capital or profits) interest in the applicable Contract Owner. Annual reporting and record keeping requirements will apply to employers maintaining such business-owned life insurance.
Sales of Issued Life Insurance Policies to Third Parties.  Beginning on January 1, 2019, if you sell your Contract to a third party with whom the insured does not have a substantial family, financial or business relationship (as defined in the Internal Revenue Code and accompanying Treasury Regulations), then the sale may be considered to be a reportable policy sale.
The purchaser of your Contract in a reportable policy sale is required to submit a Form 1099-LS to us, the IRS and the seller. Once received, we are required to report your cash surrender value and cost basis information with respect to the Contract as of the date of the sale to the IRS and the seller. In addition, if a sale is a reportable policy sale, then all or part of the death benefit will be subject to income tax and will be reported by us to the reportable death payment recipient and the IRS when paid.
Company Taxes
Under current law, we may incur state and local taxes (in addition to premium taxes) in several states. Currently, these taxes are not significant and they are not charged against the Account. If there is a material change in the applicable state or local tax laws, we may impose a corresponding charge against the Account.

We will pay company income taxes on the taxable corporate earnings created by this Contract from investments in the Separate Account assets. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the Contract, other than the 1.25% charge for federal income taxes measured by premiums. See Premium-Based Administrative Charge. We will periodically review the issue of charging for these taxes, and we may charge for these taxes in the future. We reserve the right to impose a charge for federal income taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Separate Account.
In calculating our corporate income tax liability, we may derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets, which are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include foreign tax credits and corporate dividend received deductions. We do not pass these tax benefits through to Contract Owners with investments in Separate Account assets because (i) the Contract Owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the Contract.
DISTRIBUTION AND COMPENSATION
Pruco Securities, an indirect wholly-owned subsidiary of Prudential Financial, Inc., acts as the principal underwriter of the Contract. Pruco Securities, organized on September 22, 2003, under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a registered member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). (Pruco Securities is a successor company to Pruco Securities Corporation, established on February 22, 1971.) Pruco Securities’ principal business address is 751 Broad Street, Newark, New Jersey 07102. Pruco Securities serves as principal underwriter of the individual variable insurance Contracts issued by us. The Contract is sold by registered representatives of Pruco Securities who are also our appointed insurance agents under state insurance law. The Contract may also be sold through other broker-dealers authorized by Pruco Securities and applicable law to do so. Pruco Securities received gross distribution revenue for its variable life insurance products of $281,884,778 in 2019, $187,214,104 in 2018, and $120,592,554 in 2017. Pruco Securities passes through the gross distribution revenue it receives to broker-dealers for their sales and does not retain any portion of it in return for its services as distributor for the Contracts. However, Pruco Securities does retain a portion of compensation it receives with respect to sales by its representatives. Pruco Securities retained compensation of $2,809,798 in 2019, $2,211,393 in 2018, and $2,855,401 in 2017. Pruco Securities offers the Contract on a continuous basis.
Compensation (commissions, overrides, and any expense reimbursement allowance) is paid to broker-dealers that are registered under the Exchange Act and/or entities that are exempt from such registration (“firms”) according to one or more schedules. The individual representative will receive all or a portion of the compensation, depending on the practice of the firm. Compensation is based on a premium value referred to as the Commissionable Target Premium. The Commissionable Target Premium will vary based on the issue age, sex, and underwriting classification of each insured.
Broker-dealers will receive compensation of up to 122% of premiums received in the first 24 months following the Contract Date on total premiums received since issue up to the first year’s

Commissionable Target Premium, and up to 4.2% on premiums received in excess of the first year's Commissionable Target Premium. Broker-dealers will receive compensation up to 6% of the Commissionable Target Premium received in Contract Years two through four and up to 4% of the Commissionable Target Premium received in years five through 10. Moreover, broker-dealers will receive compensation up to 3% on premiums received in years two through four and up to 2.5% on premiums received in years five through 10 to the extent that premiums paid in any year exceed the Commissionable Target Premium.
Pruco Securities registered representatives who sell the Contract are also our life insurance agents, and may be eligible for various cash bonuses and insurance benefits and non-cash compensation programs that we or our affiliates offer such as conferences, trips, prizes, and awards, subject to applicable regulatory requirements. In some circumstances and to the extent permitted by applicable regulatory requirements, we may also reimburse certain sales and marketing expenses.
In addition, in an effort to promote the sale of our variable products (which may include the placement of our Contracts on a preferred or recommended company or product list and/or access to a broker-dealer’s registered representatives), we or Pruco Securities may enter into compensation arrangements with certain broker-dealer firms authorized by Pruco Securities to sell the Contract, or branches of such firms, with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing and/or administrative services, and/or other services they provide to us or our affiliates. To the extent permitted by applicable rules, laws, and regulations, Pruco Securities may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms. You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Contract than for selling a different Contract that is not eligible for these compensation arrangements.
A list of the names of the firms (or their affiliated broker/dealers) that we are aware of (as of December 31, 2019) that received payment or accrued a payment amount with respect to variable product business during 2019 may be found in the Statement of Additional Information.  The least amount paid or accrued and the greatest amount paid or accrued during 2019 were $0.38 and $41,809,941.64, respectively.
While compensation is generally taken into account as an expense in considering the charges applicable to a variable life insurance product, any such compensation will be paid by us, and will not result in any additional charge to you or to the Account. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.
In addition, we or our affiliates may provide compensation, payments and/or incentives to firms arising out of the marketing, sale and/or servicing of variable annuities or life insurance offered by different Prudential business units.
LEGAL PROCEEDINGS
Pruco Life is subject to legal and regulatory actions in the ordinary course of our business. Pending legal and regulatory actions include proceedings specific to Pruco Life and proceedings generally applicable to business practices in the industry in which we operate. Pruco Life may be subject to class action lawsuits and other litigation involving a variety of issues and allegations involving sales practices, claims payments and procedures, premium charges, policy servicing and breach of fiduciary duty to customers. Pruco Life may also be subject to litigation arising out of its general business activities, such as its investments, contracts, leases, and labor and employment relationships, including claims of discrimination and harassment, and could be exposed to claims or litigation concerning certain business or process patents. In addition, Pruco Life, along with other participants in the businesses in which it engages, may be subject from time to time to investigations, examinations and inquiries, in some cases industry-wide, concerning issues or matters upon which regulators have determined to focus.
Pruco Life’s litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted. In some of Pruco Life’s pending legal and regulatory actions, parties are seeking large and/or indeterminate amounts, including punitive or exemplary damages. It is possible that Pruco Life’s results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of Pruco Life’s litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on Pruco Life’s financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on the Account, the ability of Pruco Securities to perform its contract with the Account, or Pruco Life's ability to meet its obligations under the Contracts.
FINANCIAL STATEMENTS
Our audited consolidated financial statements are shown in the statement of additional information and should be considered only as bearing upon our ability to meet its obligations under the

Contract. The Account’s audited financial statements are also available in the statement of additional information to this prospectus.
ADDITIONAL INFORMATION
We have filed a registration statement with the SEC under the Securities Act of 1933 relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or by telephoning (202) 551-8090, upon payment of a prescribed fee.
To reduce costs, we now generally send only a single copy of prospectuses and shareholder reports to each household ("householding"), in lieu of sending a copy to each Contract Owner that resides in the household. You should be aware that you can revoke or "opt out" of householding at any time by calling 877-248-4019.
Pursuant to the delivery obligations under Section 5 of the Securities Act of 1933 and Rule 159 thereunder, Pruco Life delivers this prospectus to Contract Owners that reside outside of the United States. In addition, we may not market or offer benefits, features, or enhancements to prospective or current Contract Owners while outside of the United States.
You may contact us for further information at the address and telephone number inside the front cover of this prospectus. For service or questions about your Contract, please contact our Service Office at the phone number on the back cover, or at P.O. Box 7390, Philadelphia, Pennsylvania 19176.
Cyber Security Risks
We provide more information about cyber security risks associated with this Contract in the statement of additional information.
DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS
Activities of Daily Living (ADLs) – include the following activities:

1.	Bathing - washing oneself by sponge bath or in either a tub or shower, including the task of getting into or out of the tub or shower.

2.
Continence - the ability to maintain control of bowel or bladder function or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene, including caring for a catheter or colostomy bag.

3.	Dressing - putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

4.	Eating - feeding oneself by getting food into the body from a receptacle, such as a plate, cup, or table or by feeding tube or intravenously.

5.	Toileting - getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

6.	Transferring - moving into or out of a bed, chair, or wheelchair.
Additional Amount – An amount equal to the Contract’s surrender charge multiplied by an Additional Amount Factor, which may be payable if you surrender the Contract while it is in force and the conditions described in Surrender Of a Contract are met.
Attained Age – An insured's age on the Contract Date plus the number of years since then.
Basic Insurance Amount – The total amount of life insurance as shown in the Contract. Does not include any riders that may be attached to the Contract.
Benefit Payment – The periodic or lump sum payment of the accelerated benefit.
Benefit Period – Under the Chronic Illness Option of the Survivorship BenefitAccess Rider, a period of time not to exceed twelve consecutive months.
Benefit Year – Under the Chronic Illness Option of the Survivorship BenefitAccess Rider, a period of twelve months that begins on the Monthly Date on or following the date all conditions for eligibility have been satisfied. Subsequent Benefit Years will begin no earlier than the end of the current Benefit Year.
Cash Surrender Value – The amount payable to the Contract Owner upon surrender of the Contract. It is equal to the Contract Fund minus any Contract Debt and minus any applicable surrender charge plus any Additional Amount upon surrender. Referred to in the Contract as “Net Cash Value.”
Chronically Ill – An insured has been certified by a Licensed Health Care Practitioner as:
1. being unable to perform (without Substantial Assistance from another individual) at least two Activities of Daily Living (“ADLs”) for a period of at least 90 days due to a loss of functional capacity; or
2. requiring Substantial Supervision for protection from threats to health and safety due to a Severe Cognitive Impairment.
Contract – The variable universal life insurance Contract described in this prospectus.
Contract Anniversary – The same date as the Contract Date in each later year.
Contract Date – The date the Contract is effective, as specified in the Contract.
Contract Debt – The principal amount of all outstanding loans plus any interest accrued thereon.
Contract Fund –The total amount credited to a specific Contract. On any date it is equal to the sum of the amounts in all the Variable Investment Options and the Fixed Rate Option, and the principal amount of any Contract Debt plus any interest earned thereon.
Contract Owner – You. Unless a different owner is named in the application, the owner of the Contract are the insureds jointly, or the survivor of them. If the Contract is owned jointly, the exercise of rights under the Contract must be made by both jointly.
Contract Year – A year that starts on the Contract Date or on a Contract Anniversary.

Daily Benefit Limit Compound Rate – An interest rate used in conjunction with the Initial Daily Benefit Limit for determining the maximum monthly benefit payable under the Chronic Illness Option of the Survivorship BenefitAccess Rider.
Death Benefit – If the Contract is not in default, this is the amount we will pay upon the death of the second-to-die insured person, assuming no Contract Debt.
Elimination Period – A period of 90 consecutive days after which you become eligible for Benefit Payments if all other conditions for eligibility are met and we have approved the claim. The Elimination Period begins when we receive Written Certification that the insured(s) is (are) Chronically Ill. The Elimination Period does not apply to Terminal Illness claims, however, if one insured is Chronically Ill and the other insured is Terminally Ill, in some circumstances, you will not be eligible to receive accelerated Benefit Payments until the Elimination Period has been satisfied and all other conditions of eligibility have been met.
Fixed Rate Option – An investment option under which interest is accrued daily at a rate that we declare periodically, but not less than an effective annual rate of 1%.
Fund – Amounts you invest in a Variable Investment Option will be invested in a corresponding Fund of the same name. A Fund may also be called a "portfolio."
Good Order – An instruction utilizing such forms, signatures, and dating as we require, which is sufficiently clear and complete and for which we do not need to exercise any discretion to follow such instructions.
Initial Daily Benefit Limit – The per diem limit in effect on the Contract Date and used in the calculation of the maximum monthly benefit payable under the Chronic Illness Option of the Survivorship BenefitAccess Rider.
Licensed Health Care Practitioner – A physician (as defined in section 1861(r)(1) of the Social Security Act), or any registered nurse, licensed social worker, or other individual whom the United States Secretary of the Treasury may prescribe by regulation. The Licensed Health Care Practitioner must be acting within the scope of his/her license when providing a certification that the insured(s) is (are) Chronically Ill. May not be either of the insureds, the Contract Owner, or a family member of the either insureds or the Contract Owner.
Licensed Physician – A physician (as defined in section 1861(r)(1) of the Social Security Act). The Licensed Physician must be acting within the scope of his/her license when providing a certification that the insured(s) is (are) Terminally Ill. May not be either of the insureds, the Contract Owner, or a family member of either of the insureds or Contract Owner.
Lifetime Benefit Amount – The maximum amount that can be accelerated during the lifetime of the insured(s) under the Chronic Illness Option of the Survivorship BenefitAccess Rider. For purposes of Benefit Payments, it is determined at the beginning of the initial Benefit Year.
Limited No-Lapse Guarantee Premium – Premium that, if paid at the beginning of each Contract Year, will keep the Contract in force during the first 10 Contract Years, regardless of investment performance and assuming no loans or withdrawals.
Maximum Monthly Benefit Payment – The maximum amount that may be paid to you on a monthly basis once a claim has been approved under the Chronic Illness Option of the Survivorship BenefitAccess Rider. This payment amount will be recalculated at the beginning of every Benefit Year.

Monthly Benefit Percent – A factor used in the calculation of the Maximum Monthly Benefit Payment It is set at the time the Contract is issued and will not change. Depending on the Basic Insurance Amount of your Contract at issue, you may choose 2% or 4%.
Monthly Date – The Contract Date and the same date in each subsequent month.
Net Amount At Risk – The amount by which the Contract’s Death Benefit exceeds the Contract Fund. For example, if the Contract's Death Benefit is $500,000 and the Contract Fund is $100,000, the Net Amount At Risk is $400,000.
Payment Office – The office at which we process premium payments, loan payments, and payments to bring your Contract out of default. Your correspondence will be picked up at the address on your bill to which you are directed to send these payments and then delivered to our Payment Office.  For items required to be sent to our Payment Office, your correspondence is not considered received by us until it is received at our Payment Office. Where this Prospectus refers to the day when we receive a premium payment, loan payment or a payment to bring your Contract out of default, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in Good Order at our Payment Office. There are two main exceptions: if the item is received at our Payment Office (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.
Pruco Life Insurance Company – Pruco Life, us, we, our. The company offering the Contract.
Recertification – A signed statement completed by a Licensed Health Care Practitioner(s) or a Licensed Physician, at your or one or both of the insured’s expense, certifying that the insured(s) is (are) Chronically Ill or Terminally Ill. The Written Certification must include due proof of Chronic Illness of the insured(s), or one insured's Terminal Illness and the other insured's Chronic Illness. Recertification for each living insured must be received each year in order for you to continue receiving Benefit Payments under the Chronic Illness Option of the Survivorship BenefitAccess Rider beyond a Benefit Year. The Recertification will be effective as of the start of the new Benefit Year.
Separate Account – Amounts under the Contract that are allocated to the Funds held by us in a Separate Account called the Pruco Life Variable Universal Account (the "Account" or the "Registrant"). The Account is set apart from all of our general assets. Thus, such assets that are held in support of client accounts are not chargeable with liabilities arising out of any other business Pruco Life conducts.
Service Office – The office at which we process allocation change requests, withdrawal requests, surrender requests, transfer requests, ownership change requests and assignment requests. Correspondence with our Service Office should be sent to P.O. Box 7390, Philadelphia, Pennsylvania 19176.  Your correspondence will be picked up at this address and then delivered to our Service Office.  For requests required to be sent to our Service Office, your request is not considered received by us until it is received at our Service Office. Where this Prospectus refers to the day when we receive a request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in Good Order at our Service Office or via the appropriate telephone number, fax number, or website if the item is a type we accept by those means. There are two main exceptions: if the request is received (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

Severe Cognitive Impairment – A loss or deterioration in intellectual capacity that is (a) comparable to (and includes) Alzheimer’s disease and similar forms of irreversible dementia, and (b) measured by clinical evidence and standardized tests that reliably measure impairment in the individual’s (i) short-term or long-term memory, (ii) orientation as to people, places, or time, and (iii) deductive or abstract reasoning.
Substantial Assistance – Hands-on assistance and standby assistance.

1.	Hands-on assistance is the physical assistance of another person without which the individual would be unable to perform the Activity of Daily Living.

2.
Standby assistance is the presence of another person within arm’s reach of the individual that is necessary to prevent, by physical intervention, injury to the individual while performing the Activity of Daily Living.

Substantial Supervision – Requiring continual supervision by another person that is necessary to protect the Severely Cognitively Impaired individual from threats to health or safety.
Terminally Ill – The insured has a medical condition that is reasonably expected to result in the insured’s death within six months or less.
Valuation Period – The period of time from one determination of the value of the amount invested in a Variable Investment Option to the next. Such determinations are made when the net asset values of the Variable Investment Options are calculated, which would be as of the close of regular trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time).
Variable Investment Options – The investment options of the Account. When you choose a Variable Investment Option, we purchase shares of the Fund that corresponds to that option. We hold these shares in the Account.
Written Certification – For Terminal Illness, a signed statement completed by a Licensed Physician(s), at your or one or both of the insured’s expense, certifying that the insured(s) is (are) Terminally Ill. For Chronic Illness, Written Certification means a signed statement completed by a Licensed Health Care Practitioner(s), at your or one or both of the insured’s expense, certifying that the insured(s) is (are) Chronically Ill. The Written Certification must also include due proof of Terminal Illness or Chronic Illness of the insured(s). Certification for each Chronic Illness claim will be effective as of the first day of the Benefit Year.

Appendix A: State Availability Or Variations Of Certain Features And Riders

State(s)	Feature or Rider	Availability or Variation
CA	Allocation Of Premiums Transfers/Restrictions On Transfers
The sections Allocation Of Premiums and Transfers/Restrictions On Transfers are modified to include the following:
If one or both insureds are age 60 or older at issue, unless you ask us otherwise, we will allocate all net premiums into the money market investment option until 30 days after you receive this Contract. At the end of that day (unless you ask us otherwise) we will re-allocate the amount in the money market investment option in accordance with your current premium allocation instructions.

CA	Canceling the Contract (“Free Look”)
The section Canceling the Contract is modified to include the following:
If one or both insureds are age 60 or older at issue, you may return the Contract for a refund within 30 days after you receive it. Your refund amount will depend on whether or not you directed us to allocate your invested premium outside of the money market investment option during this period.
If you did not direct us to allocate net premiums outside of the money market investment option, you will receive a refund of all premium payments made and any charges deducted or fees paid, less any applicable federal and/or state income tax withholding.
If you did direct us to allocate net premiums outside of the money market investment option, you will receive a refund of the Contract Fund (which includes any investment results) plus the amount of any charges that have been deducted or fees paid, less any applicable federal and/or state income tax withholding.

CA	Survivorship BenefitAccess Rider	Not available.
FL	Survivorship BenefitAccess Rider	Fee for exercising the Terminal Illness Option is $100. The term Licensed Health Care Practitioner is replaced with Licensed Physician.
MT	Unisex Rates	Unisex rates apply. Any reference to sex throughout the prospectus is not applicable.
ND	Suicide Exclusion
The section Suicide Exclusion is deleted and replaced with the following:
If the second-to-die insured, whether sane or insane, dies by suicide within one year from the issue date, this Contract will end without any Death Benefit paid, and we will return the premiums paid less any Contract Debt and less any withdrawals.

If the second-to-die insured, whether sane or insane, dies by suicide within one year from the effective date of a reinstatement, this Contract will end without any Death Benefit paid, and we will return any reinstatement charge and any premiums paid after the reinstatement date less any Contract Debt and less any withdrawals.

i

To learn more about PruLife® SVUL Protector®
____________________________________________________________________________________________________________

The statement of additional information ("SAI") is legally a part of this prospectus, both of which are filed with the SEC under the Securities Act of 1933, Registration No. 333-xxxxxx. The SAI contains additional information about the Pruco Life Variable Universal Account. All of these filings can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the public reference room may be obtained by calling the Commission at (202) 551-8090. The SEC also maintains a website (http://www.sec.gov) that contains the PruLife® SVUL Protector® SAI, material incorporated by reference, and other information about us. Copies of these materials can also be obtained, upon payment of duplicating fees, from the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.
You can call us at 800-944-8786 to ask us questions, request information about the Contract, and obtain copies of the SAI and personalized illustrations, without charge, or other documents. You can also view the SAI located with the prospectus at www.prudential.com/eprospectus, or request a copy by writing to us at:
Pruco Life Insurance Company
213 Washington Street
Newark, New Jersey 07102

Investment Company Act of 1940: Registration No. 811-05826

PART B:

INFORMATION REQUIRED IN THE STATEMENT OF ADDITIONAL INFORMATION

STATEMENT OF ADDITIONAL INFORMATION

The date of this statement of additional information and of the related prospectus is June 15, 2020.

Pruco Life Variable Universal Account (the "Account")
Pruco Life Insurance Company

PruLife® SVUL Protector®

SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE CONTRACTS

This statement of additional information is not a prospectus. Please review the PruLife® SVUL Protector® prospectus (the “prospectus”), which contains information concerning the Contracts described above. You may obtain a copy of the prospectus without charge by calling us at 800-944-8786. You can also view the statement of additional information located with the prospectus at www.prudential.com/eprospectus, or request a copy by writing to us.

The defined terms used in this statement of additional information are as defined in the prospectus.

Pruco Life Insurance Company
213 Washington Street
Newark, New Jersey 07102

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY
Description of Pruco Life Insurance Company
Pruco Life Insurance Company ("Pruco Life", “us”, “we”, or “our”) is a stock life insurance company founded on December 23, 1971, under the laws of the state of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York.
Control of Pruco Life Insurance Company
Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”), a stock life insurance company founded on October 13, 1875, under the laws of the state of New Jersey. Prudential is a wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”), a New Jersey insurance holding company for financial services businesses offering wide range of insurance, investment management, and other financial products and services. The principal executive office of each of Prudential and Prudential Financial is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102.
Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”) is a wholly-owned subsidiary of Pruco Life. Pruco Life and Pruco Life of New Jersey’s principal executive office is 213 Washington Street, Newark, New Jersey 07102.
As Pruco Life’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Pruco Life and Prudential. However, neither Prudential Financial, Prudential, nor any other related company has any legal responsibility to pay amounts that Pruco Life may owe under the Contract.
State Regulation
Pruco Life is subject to regulation and supervision by the Department of Insurance of the state of Arizona, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.
Pruco Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.
In addition to the annual statements referred to above, Pruco Life is required to file with Arizona and other jurisdictions, a separate statement with respect to the operations of all of its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.
Records
We maintain all records and accounts relating to the Account at our principal executive office. As presently required by the Investment Company Act of 1940, as amended, and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to you semi-annually at your last address known to us.
Services and Third Party Administration Agreements
Pruco Life and Prudential have entered into a Service Agreement pursuant to which Prudential furnishes to Pruco Life various services, including preparation, maintenance, and filing of accounts, books, records, and other documents required under federal or state law, and various other accounting, administrative, and legal services, which are customarily performed by the officers and employees of Prudential.  Pruco Life reimburses Prudential for its costs in providing such services.  Under this Agreement, Pruco Life has reimbursed Prudential $168,014,543 in 2019, $149,138,200 in 2018, $147,398,553 in 2017, $134,323,229 in 2016, and $115,795,950 in 2015, of which the life business accounted for $48,407,131, $45,679,723, $43,943,282, $40,178,302, and $35,996,482, respectively.
Prudential furnishes Pruco Life the same administrative support services that it provides in the operation of its own business with regard to the payment of death claim proceeds by way of Prudential’s Alliance Account. As soon as the Pruco Life death claim is processed, the beneficiaries are furnished with an information kit that describes the settlement option and a check book on which they may write checks.
Our individual life reinsurance treaties covering PruLife® SVUL Protector® Contracts provide for the reinsurance of a portion of the related mortality risk on a yearly renewable term basis.  Pruco Life or its affiliates retain any such mortality risk that is not ceded under these treaties.
TransCentra, Inc. ("TransCentra") is a billing and payment services provider for Prudential, Pruco Life, and Pruco Life of New Jersey. TransCentra received $1,150,421.98 in 2019, $1,292,465 in 2018, and $1,394,460 in 2017 from Prudential for services rendered. TransCentra's principal business address is 4855 Peachtree Industrial Blvd, STE 245, Norcross, GA 30092.
Cyber Security
With the increasing use of technology and computer systems in general and, in particular, the internet to conduct necessary business functions, we are susceptible to operational, information security and related risks. These risks, which are often collectively referred to as “cyber security” risks, may include deliberate or malicious attacks, as well as unintentional events and occurrences. These risks are heightened by our offering of products with certain features, including those with automatic asset transfer or re-allocation strategies, and by our employment of complex investment, trading and hedging programs. Cyber security is generally defined as the technology, operations and related protocol surrounding and protecting a user’s computer hardware, network, systems and applications and the data transmitted and stored therewith. These measures ensure the reliability of a user’s systems, as well as the security, availability, integrity, and confidentiality of data assets.

1

Deliberate cyber attacks can include, but are not limited to, gaining unauthorized access (including physical break-ins and attempts to fraudulently induce employees, customers or other users of these systems to disclose sensitive information in order to gain access) to computer systems in order to misappropriate and/or disclose sensitive or confidential information; deleting, corrupting or modifying data; and causing operational disruptions. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (in order to prevent access to computer networks). In addition to deliberate breaches engineered by external actors, cyber security risks can also result from the conduct of malicious, exploited or careless insiders, whose actions may result in the destruction, release or disclosure of confidential or proprietary information stored on an organization’s systems.
Cyber security failures or breaches that could impact us and our Contract Owners, whether deliberate or unintentional, could arise not only in connection with our own administration of the Contract, but also with entities operating the Contract’s underlying funds and with third-party service providers to us. Cyber security failures originating with any of the entities involved with the offering and administration of the Contract may cause significant disruptions in the business operations related to the Contract. Potential impacts may include, but are not limited to, potential financial losses under the Contract, your inability to conduct transactions under the Contract and/or with respect to an underlying fund, an inability to calculate unit values with respect to the Contract and/or the net asset value (NAV) with respect to an underlying fund, and disclosures of your personal or confidential account information.
In addition to direct impacts to you, cyber security failures of the type described above may result in adverse impacts to us, including regulatory inquiries, regulatory proceedings, regulatory and/or legal and litigation costs, and reputational damage. Costs incurred by us may include reimbursement and other expenses, including the costs of litigation and litigation settlements and additional compliance costs. Considerable expenses also may be incurred by us in enhancing and upgrading computer systems and systems security following a cyber security failure.
The rapid proliferation of technologies, as well as the increased sophistication and activities of organized crime, hackers, terrorists, hostile foreign governments, and others continue to pose new and significant cyber security threats. Although we, our service providers, and the underlying funds offered under the Contract may have established business continuity plans and risk management systems to mitigate cyber security risks, there can be no guarantee or assurance that such plans or systems will be effective, or that all risks that exist, or may develop in the future, have been completely anticipated and identified or can be protected against. Furthermore, we cannot control or assure the efficacy of the cyber security plans and systems implemented by third-party service providers, the underlying funds, and the issuers in which the underlying funds invest.
INITIAL PREMIUM PROCESSING
In general, the invested portion of the minimum initial premium will be placed in the Contract Fund as of the later of the Contract Date and the date we receive the premium in Good Order.
Upon receipt of a request for life insurance from a prospective Contract Owner, Pruco Life will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether each proposed insured is insurable. The process may involve such verification procedures as medical examinations and may require that further information be provided by one or both of the proposed insureds before a determination can be made. A Contract cannot be issued, (i.e., physically issued through Pruco Life’s computerized issue system) until this underwriting procedure has been completed.
Since a Contract cannot be issued until after the underwriting process has been completed, we use a Limited Insurance Agreement to provide temporary life insurance coverage to prospective Contract Owners who pay the minimum initial premium at the time the request for coverage is submitted. This coverage is for the total Death Benefit applied for, up to the maximum described by the Limited Insurance Agreement, and is subject to the other terms of the Limited Insurance Agreement.
The Contract Date is the date specified in the Contract. This date is used to determine the insurance age of each proposed insured. It represents the first day of the Contract Year and therefore determines the Contract Anniversary and Monthly Dates. It also represents the commencement of the suicide and contestable periods for purposes of the Basic Insurance Amount.
If the minimum initial premium is paid with the application and no medical examination is required, the Contract Date will ordinarily be the date of the application. If a delay is encountered (e.g., if a request for further information is not met promptly), generally, the Contract Date will be 21 days prior to the date on which the Contract is physically issued. If a medical examination is required, the Contract Date will ordinarily be the date the examination is completed, subject to the same qualification as that noted above.
If the premium paid with the application is less than the minimum initial premium, the Contract Date will be determined as described above. The balance of the minimum initial premium amount will be applied as of the later of the Contract Date and the date premiums were received in Good Order.
If no premium is paid with the application, the Contract Date will be the Contract Date stated in the Contract, which will generally be the date the minimum initial premium is received in Good Order from the Contract Owner and the Contract is delivered.
There is one principal variation from the foregoing procedure. If permitted by the insurance laws of the state in which the Contract is issued, the Contract may be backdated up to six months.
In situations where the Contract Date precedes the date that the minimum initial premium is received, charges due prior to the initial premium receipt date will be deducted immediately after the net premium has been applied to the Contract Fund.

2

ADDITIONAL INFORMATION ABOUT OPERATION OF CONTRACTS
Legal Considerations Relating to Sex-Distinct Premiums and Benefits
The Contract generally employs mortality tables that distinguish between males and females. Thus, premiums and benefits differ under Contracts issued on males and females of the same age. However, in those states that have adopted regulations prohibiting sex-distinct insurance rates, premiums and cost of insurance charges will be based on male rates, whether the insureds are male or female. In addition, employers and employee organizations considering purchase of a Contract should consult their legal advisers to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.
Contract's Death Benefit Types
There are three types of Death Benefit available under the Contract: (1) Type A, a generally fixed Death Benefit; (2) Type B, a variable Death Benefit; and (3) Type C, a return of premium Death Benefit. A Type C (return of premium) Death Benefit generally varies by the amount of premiums paid, a Type B (variable) Death Benefit varies with investment performance, and a Type A (fixed) Death Benefit does not vary unless it must be increased to comply with the Internal Revenue Code's definition of life insurance.
How a Type A (Fixed) Contract's Death Benefit Will Vary
Under the Type A (fixed) Contract, the Death Benefit is generally equal to the Basic Insurance Amount, before the reduction of any Contract Debt. If the Contract is kept in force for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where we will increase the Death Benefit in order to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.
Assuming no Contract Debt or riders, the Death Benefit of a Type A (fixed) Contract will always be the greater of:

(1)	the Basic Insurance Amount; and

(2)	the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the younger insured’s Attained Age factor that applies.
A listing of Attained Age factors can be found on your Contract's data pages. The latter provision ensures that the Contract will always have a Death Benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract Owner may choose between two methods that we use to determine the tax treatment of the Contract.
The following table illustrates at different ages how the Attained Age factor affects the Death Benefit for different Contract Fund amounts. The table assumes a $1,000,000 Type A Contract was issued when the younger insured was age 35, and there is no Contract Debt.
Type A (Fixed) Death Benefit

If		Then
The younger insured is age	and the Contract Fund is	the Attained Age factor is**	the Contract Fund multiplied by the Attained Age factor is	and the Death Benefit is
40 40 40	$100,000 $200,000 $300,000	7.15 7.15 7.15	715,000 1,430,000 2,145,000	$1,000,000 $1,430,000* $2,145,000*
60 60 60	$300,000 $400,000 $600,000	3.28 3.28 3.28	984,000 1,312,000 1,968,000	$1,000,000 $1,312,000* $1,968,000*
80 80 80	$600,000 $700,000 $800,000	1.58 1.58 1.58	948,000 1,106,000 1,264,000	$1,000,000 $1,106,000* $1,264,000*
*  Note that the Death Benefit has been increased to comply with the Internal Revenue Code’s definition of life insurance.
** Assumes the Contract Owner selected the Cash Value Accumulation Test. These figures are based on the 2017
   Commissioner's Standard Ordinary ("CSO") Mortality Tables.

This means, for example, that if the younger insured has reached the age of 60, and the Contract Fund is $600,000, the Death Benefit will be $1,968,000, even though the Basic Insurance Amount is $1,000,000. In this situation, for every $1 increase in the Contract Fund, the Death Benefit will be increased by $3.28. We reserve the right to refuse to accept any premium payment that increases the Death Benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the No-Lapse Guarantee.
How a Type B (Variable) Contract's Death Benefit Will Vary
Under the Type B (variable) Contract, while the Contract is in force, the Death Benefit will never be less than the Basic Insurance Amount, before the reduction of any Contract Debt, but will also vary immediately after it is issued, with the investment results of the selected Variable Investment Options. The Death Benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.
Assuming no Contract Debt or riders, the Death Benefit of a Type B (variable) Contract will always be the greater of:

3

(1)	the Basic Insurance Amount plus the Contract Fund before the deduction of any monthly charges due on that date; and

(2)	the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the younger insured’s Attained Age factor that applies.
For purposes of computing the Death Benefit, if the Contract Fund is less than zero, we will consider it to be zero. A listing of Attained Age factors can be found on your Contract's data pages. The latter provision ensures that the Contract will always have a Death Benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract Owner may choose between two methods that we use to determine the tax treatment of the Contract.
The following table illustrates various Attained Age factors and Contract Funds and the corresponding Death Benefits. The table assumes a $1,000,000 Type B (variable) Contract was issued when the younger insured was age 35, and there is no Contract Debt.
Type B (Variable) Death Benefit

If		Then
The younger insured is age	and the Contract Fund is	the Attained Age factor is**	the Contract Fund multiplied by the Attained Age factor is	and the Death Benefit is
40 40 40	$100,000 $200,000 $300,000	7.15 7.15 7.15	715,000 1,430,000 2,145,000	$1,100,000 $1,430,000* $2,145,000*
60 60 60	$300,000 $400,000 $600,000	3.28 3.28 3.28	984,000 1,312,000 1,968,000	$1,300,000 $1,400,000 $1,968,000*
80 80 80	$600,000 $700,000 $800,000	1.58 1.58 1.58	948,000 1,106,000 1,264,000	$1,600,000 $1,700,000 $1,800,000
*  Note that the Death Benefit has been increased to comply with the Internal Revenue Code’s definition of life insurance.
** Assumes the Contract Owner selected the Cash Value Accumulation Test. These figures are based on the 2017
   Commissioner's Standard Ordinary ("CSO") Mortality Tables.

This means, for example, that if the younger insured has reached the age of 60, and the Contract Fund is $600,000, the Death Benefit will be $1,968,000, even though the Basic Insurance Amount plus the Contract Fund is $1,600,000. In this situation, for every $1 increase in the Contract Fund, the Death Benefit will be increased by $3.28. We reserve the right to refuse to accept any premium payment that increases the Death Benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the No-Lapse Guarantee.
How a Type C (Return of Premium) Contract’s Death Benefit Will Vary
Under the Type C (return of premium) Contract, while the Contract is in force, the Death Benefit will vary by the amount of premiums paid, less any withdrawals. The Death Benefit on a Type C Contract is limited to the Basic Insurance Amount plus an amount equal to: the Contract Fund plus the Type C Limiting Amount multiplied by the Type C Death Benefit Factor, both located in the Contract Limitations section of your Contract. The Death Benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. Unlike Type A and Type B Contracts, the Death Benefit of a Type C Contract may be less than the Basic Insurance Amount in the event total withdrawals are greater than total premiums paid.
Assuming no Contract Debt, the Death Benefit of a Type C (return of premium) Contract will always be the lesser of:

(1)	the Basic Insurance Amount plus the total premiums paid into the Contract less any withdrawals; and

(2)
the Basic Insurance Amount plus the Contract Fund before deduction of any monthly charges due on that date plus the product of the Type C Limiting Amount multiplied by the Type C Death Benefit Factor, both found in the Contract Limitations section of the Contract data pages.

However, if the product of the Contract Fund, before any monthly charges, multiplied by the Attained Age factor is greater than either (1) or (2), described above, then it will become the Death Benefit.
A listing of Attained Age factors can be found on your Contract's data pages. The latter provision ensures that the Contract will always have a Death Benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract Owner may choose between two methods that we use to determine the tax treatment of the Contract.
The following table illustrates various Attained Age factors and Contract Funds and the corresponding Death Benefits. The table assumes a $1,000,000 Type C (return of premium) Contract was issued when the younger insured was age 35, and there is no Contract Debt.

4

Type C (Return of Premium) Death Benefit

If			Then
The younger insured is age	and the Contract Fund is	and the premium paid less any withdrawals is	the Attained Age factor is**	the Contract Fund multiplied by the Attained Age factor is	and the Death Benefit is
40 40 40	$100,000 $200,000 $300,000	$80,000 $160,000 $270,000	7.15 7.15 7.15	715,000 1,430,000 2,145,000	$1,080,000 $1,430,000* $2,145,000*
60 60 60	$300,000 $400,000 $600,000	$240,000 $320,000 $480,000	3.28 3.28 3.28	984,000 1,312,000 1,968,000	$1,240,000 $1,320,000 $1,968,000*
80 80 80	$600,000 $700,000 $800,000	$480,000 $560,000 $640,000	1.58 1.58 1.58	948,000 1,106,000 1,264,000	$1,480,000 $1,560,000 $1,640,000
* Note that the Death Benefit has been increased to comply with the Internal Revenue Code’s definition of life insurance.
** Assumes the Contract Owner selected the Cash Value Accumulation Test. These figures are based on the 2017
   Commissioner's Standard Ordinary ("CSO") Mortality Tables.

This means, for example, that if the younger insured has reached the age of 60, and the Contract Fund is $600,000, the Death Benefit will be $1,968,000, even though the Basic Insurance Amount plus total premiums paid less withdrawals is $1,480,000. In this situation, for every $1 increase in the Contract Fund, the Death Benefit will be increased by $3.28. We reserve the right to refuse to accept any premium payment that increases the Death Benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the No-Lapse Guarantee.
Reports to Contract Owners
Once each year, we will send you a statement that provides certain information pertinent to your Contract. This statement will detail values, transactions made, and specific Contract data that apply only to your particular Contract.
We also make available annual and semi-annual reports of the Funds showing the financial condition of the Funds and the investments held in each Fund. The most recent annual and semi-annual reports are available at www.prudential.com/eprospectus or by calling 800-944-8786.
ADDITIONAL INFORMATION ABOUT CHARGES
Underwriting Procedures
When you express interest in obtaining a Contract from us, you may apply for coverage through either (1) a long form application or (2) our worksheet process. When using the long form application, a registered representative completes a full application and submits it to us to commence the underwriting process. A registered representative may be an agent/broker who is a representative of Pruco Securities, a broker-dealer affiliate of Prudential, or in some cases, a broker-dealer not directly affiliated with Prudential. When using the worksheet process, a registered representative typically collects enough information to start the underwriting process. The remaining information is obtained directly from the proposed insureds.
Regardless of the underwriting process followed, once we receive the necessary information, which may include physicians' statements, medical examinations from physicians or paramedical vendors, test results, and other information, we will make a decision regarding our willingness to accept the risk, and the price at which we will accept the risk. We will issue the Contract when the risk has been accepted and priced.
ADDITIONAL INFORMATION ABOUT CONTRACTS IN DEFAULT
When your Contract is in default, no part of your Contract Fund is available to you. Consequently, you are not able to take any loans, partial withdrawals or surrenders, or make any transfers among the investment options. In addition, during any period in which your Contract is in default, you may not change the way in which subsequent premiums are allocated.
DISTRIBUTION AND COMPENSATION
In an effort to promote the sale of our variable products (which may include the placement of our Contracts on a preferred or recommended company or product list and/or access to a broker-dealer’s registered representatives), we or Pruco Securities may enter into compensation arrangements with certain broker-dealer firms authorized by Pruco Securities to sell the Contract, or branches of such firms, with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing and / or administrative and / or other services they provide to us or our affiliates.
To the extent permitted by applicable rules, laws, and regulations, Pruco Securities may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms. You should note that firms and individual registered representatives and branch managers

5

within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Contract than for selling a different Contract that is not eligible for these compensation arrangements.
Pruco Life makes these promotional payments directly to or in sponsorship of the firm (or its affiliated broker/dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to, sponsorships, conferences (national, regional and top producer), speaker fees, promotional items and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope.
The list below provides the names of the firms (or their affiliated broker/dealers) that we are aware of (as of December 31, 2019) that received payment or accrued a payment amount with respect to variable product business during 2019. The least amount paid or accrued and the greatest amount paid or accrued during 2019 were $0.38 and $41,809,941.64, respectively.
Names of Firms:
1ST GLOBAL CAPITAL CORPORATION, 1ST GLOBAL INS SVS INC, 1ST GLOBAL INSURANCE AGENCY OF MA INC, AGENCY SERVICES OF AR INC, ALLSTATE FINANCIAL SERVICES LLC, AMERIAN GENERAL INS AGCY INC, AMERICAN EXPRESS INS AGENCY OF MA INC, AMERICAN EXPRESS INS AGENCY OF TX, AMERICAN INDEPENDENT SECURITIES GROUP LLC, AMERICAN INVESTORS CO, AMERICAN PORTFOLIOS FIN SVCS INC, AMERIPRISE FINANCIAL CENTER, AMERITAS INVESTMENT CORP, AON CONSULTING INC, APW CAPITAL INC, ARETE INSURANCE AGENCY LLC, ARLINGTON SECURITIES INC, ARVEST INSURANCE INC, AURORA INSURANCE SERVICES INC, AUSDAL FINANCIAL PARTNERS INC, AVANTAX INSURANCE SERVICES INC, AVANTAX INSURANCE SERVICES INC (MA), AVISEN SECURITIES INC, AXA NETWORK LLC, AYCO SERVICES AGENCY LP, AYCO SERVICES INS AGCY INC (K OSTER), B RILEY WEALTH MANAGEMENT INC, BAIRD INS SERVICES INC, BBVA COMPASS INSURANCE AGENCY, BCG SECURITIES INC, BENEFIT FUNDING SERVICES LLC, BENJAMIN F EDWARDS & COMPANY INC, BERTHEL FISHER & CO FIN SVCS INC, BOK FINANCIAL SECURITIES INC, BROKERS INTERNATIONAL FINANCIAL SERVICES, BROOKLIGHT PLACE SECURITIES INC, CADARET GRANT & CO INC, CALTON & ASSOCIATES INC, CAMBRIDGE INVESTMENT RESEARCH INC, CAMBRIDGE INVESTMENT RESEARCH INC, CAPFINANCIAL SECURITIES LLC, CAPITAL FINANCIAL SERVICES INC, CAPITAL INVESTMENT GROUP INC, CAPITAL SYNERGY PARTNERS INC, CAROLINAS INVESTMENT CONSULTING LLC, CBIZ BENEFITS & INS SVS INC, CC SERVICES INC, CENTARA CAPITAL SECURITIES INC, CENTAURUS FINANCIAL INC, CENTAURUS TEXAS INC, CES INSURANCE AGENCY INC, CETERA ADVISOR NETWORK LLC, CETERA ADVISOR NETWORK LLC, CETERA ADVISORS INSURANCE SERVICES LLC, CETERA ADVISORS LLC, CETERA FINANCIAL SPECIALIST LLC, CETERA INVESTMENT SERVICES LLC, CFD INVESTMENTS INC, CFS INSURANCE AND TECHNOLOGY SERVICES LLC, CHALICE CAPITAL PARTNERS LLC, CHAPIN DAVIS INSURANCE INC, CHASE INSURANCE AGENCY, CIG RISK MANAGEMENT INC, CITIGROUP LIFE AGENCY LLC, CITIZENS SECURITIES INC, CLIENT ONE SECURITIES LLC, COMMUNITYAMERICA FINANCIAL SOLUTIONS LLC, CONCORDE INVESTMENT SERVICES LLC, COORDINATED CAPITAL SECURITIES, CPS FINANCIAL & INSURANCE SERVICES INC, CROWN CAPITAL INS AGENCY OF NV INC, CROWN CAPITAL INSURANCE AGENCY LLC, CROWN CAPITAL SECURITIES LP, CRUMP LIFE INS SERVICES INC, CUTTER & COMPANY BROKERAGE INC, DEMPSEY FIN NETWORK INC, DEMPSEY LORD SMITH LLC, DORSEY & COMPANY INC, EDWARD D JONES & CO LP, EDWARD JONES INS AGCY OF CA LLC, EDWARD JONES INS AGCY OF MA LLC, EDWARD JONES INS AGCY OF NM LLC, ENTERPRISE GENERAL INS AGENCY INC, ENTERPRISE SECURITIES COMPANY, EQUITY SERVICES INC, ESTATE INSURANCE SERVICES LTD, EXECUTIVE INS AGENCY INC, FARMERS FINANCIAL SOLUTIONS, FASI OF TX INC, FBL MARKETING SERVICES LLC, FIFTH THIRD INSURANCE AGENCY INC, FIFTH THIRD SECURITIES INC, FINANCIAL TELESIS INC, FIRST ALLIED SECURITIES , FIRST CITIZENS INVESTOR SERVICES INC, FIRST HEARTLAND CAPITAL INC, FIRST PALLADIUM LLC, FIRST STATE FINANCIAL MGMT INC, FNBB CAPITAL MARKETS LLC, FORTUNE FINANCIAL SERVICES INC, FORTUNE SECURITIES INC, FOUNDERS FINANCIAL SECURITIES LLC, FSC AGENCY INC, G A REPPLE & COMPANY, GENEOS WEALTH MANAGEMENT INC, GLOBALINK SECURITIES INC, GRADIENT SECURITIES LLC, GRB FINANCIAL LLC, GWN SECURITIES INC, H BECK INC, H&R BLOCK FINANCIAL ADVISORS INC, HANCOCK SECURITIES GROUP LLC, HANTZ AGENCY LLC, HANTZ AGENCY LLC, HANTZ FINANCIAL SERVICES INC, HARBOR FINANCIAL SERVICES LLC, HARBOR INVESTMENT ADVISORY LLC, HARBOUR INVESTMENTS INC, HAZLETT BURT AND WATSON INC, HEFREN TILLOTSON INC, HEREFORD INSURANCE AGENCY INC, HIGHTOWER SECURITIES LLC, HORAN SECURITIES INC, HORNOR TOWNSEND & KENT, HUNTINGTON INVESTMENT COMPANY, HUNTLEIGH SECURITIES CORP (K JACKSON), HWG INS AGENCY INC, ICC INSURANCE AGCY INC, IFP INSURANCE GROUP LLC, IMS INSURANCE AGENCY INC , IMS SECURITIES INC, INDEPENDENT FINANCIAL GROUP INC, INFINEX INVESTMENTS INC, INNOVATION PARTNERS LLC, INSIGHT SECURITIES INC, INTERCONTINENTAL AGENCY LLC, INTERLINK SECURITIES CORP, INTERNATIONAL ASSETS ADVISORY LLC, INTERSECURITIES INSURANCE AGENCY , INTERVEST INTERNATIONAL INC, INTERVEST INTERNAT'L EQUITIES CORP, INVERNESS SECURITIES LLC, INVESTACORP INC, INVESTACORP INC, INVESTMENT CENTER INC, INVESTMENT PLANNERS INC, ISI INSURANCE AGENCY INC (R SIMARD), J J B HILLIARD W L LYONS LLC, J W COLE FINANCIAL INC, JANNEY MONTGOMERY SCOTT LLC, JJB HILLIARD W L LYONS INC, JK FINANCIAL SERVICES INC, JW COLE FINANCIAL INC, KCD FINANCIAL, KCL SERVICE COMPANY OF TEXAS, KESTRA INVESTMENT SERVICES LLC, KESTRA INVESTMENT SERVICES, LLC, KEYCORP INSURANCE AGENCY USA INC, KFG ENTERPRISES INC, KINGSBURY CAPITAL INC, KMS FINANCIAL SERVICES, KOVACK SECURITIES INC, L M KOHN & CO, LARSON FINANCIAL GROUP LLC, LASALLE ST SECURITIES LLC, LEADERS GROUP, LFA LIMITED LIABILITY COMPANY, LIFEMARK SECURITIES CORP, LINCOLN FIN ADVISORS CORP, LINCOLN FINANCIAL SEC CORP, LINCOLN INVESTMENT PLANNING LLC, LINCOLN NATIONAL INS ASSOC INC, LINSCO PRIVATE LEDGER INS ASSOC INC, LION STREET FINANCIAL LLC, LPA INSURANCE AGENCY INC, LPL FINANCIAL CORPORATION, M FINANCIAL SECURITIES MARKETING INC , M HOLDINGS SECURITES INC, M&T SECURITIES INC, MARINER INSURANCE RESOURCES LLC, MB SCHOEN & ASSOCIATES INC, MCG SECURITIES LLC, MERCAP SECURITIES LLC, MERCER HEALTH & BENEFITS ADMINISTRATION LLC, MERRILL LYNCH LIFE AGCY INC, MERRILL LYNCH LIFE AGCY INC, MERRILL LYNCH LIFE AGCY INC, MMC SECURITIES LLC, MML INS AGCY INC, MML INS AGCY INC, MONEY CONCEPTS CAPITAL, MOORS & CABOT INC, MORGAN STANLEY DEAN WITTER INS SVCS INC, MSC OF TX INC, MUTUAL TRUST CO OF AMERICA SECURITIES, MWA FINANCIAL SERVICES INC, MWAGIA INC, NATIONAL SECURITIES CORP, NAVY FEDERAL BROKERAGE SERVICES LLC, NETWORK AGENCY INC, NETWORK AGENCY OF OHIO INC, NEW PENFACS INS AGENCY INC, NEWPORT GROUP SEC INC, NEXT FINANCIAL GROUP, NEXT FINANCIAL GROUP, NORTHLAND SECURITIES INC, NORTHWESTERN MUTUAL INVEST SVCS, NPB FINANCIAL GROUP LLC, NYLIFE INSURANCE AGENCY INC, O N EQUITY SALES COMPANY, OFG FINANCIAL SERVICES INC, OHIO NATIONAL INS AGENCY INC, OHIO NATIONAL INS AGENCY INC, ONEAMERICA SECURITIES INC, OPPENHEIMER & CO INC, PACKERLAND BROKERAGE SERVICES, PARK AVENUE SECURITIES, PARKLAND SECURITIES LLC, PEOPLES SECURITIES INC, PJ ROBB VARIABLE CORP, PLUS AGENCY LLC, PNC INSURANCE SERVICES INC, PREFERRED MARKETING SERVICES INC (M ROTHSCHILD), PRINCIPAL SECURITIES INC, PRIVATE CLIENT SERVICES LLC, PRIVATE LEDGER INS AGCY OF OH INC (P CALFEE), PROEQUITIES INC, PRUDENTIAL DIRECT INC, PURSHE KAPLAN STERLING INS INV, QUEST CAPITAL STRATEGIES INC, QUESTAR AGENCY

6

INC, RAYMOND JAMES & ASSOCIATES INC, RAYMOND JAMES & ASSOCIATES INC, RBC CAPITAL MARKETS CORP, REGULUS ADVISOR LLC, REHMANN INSURANCE GROUP LLC, ROBERT SHOR INSURANCE ASSOCIATES INC, ROBERT W BAIRD & CO INC, ROYAL ALLIANCE ASSOCIATES INC, ROYAL ALLIANCE ASSOCIATES INC, ROYAL ALLIANCE INS AGCY OF MA INC, ROYAL ALLIANCE INS AGCY OF OH INC (L WALLER), S B H U LIFE AGENCY INC, SA STONE WEALTH MANAGEMENT INC, SAGEPOINT FINANCIAL INC, SAXONY INSURANCE AGENCY LLC, SAYBRUS EQUITY SERVICES INC, SBS INSURANCE AGENCY OF FLORIDA INC, SBS INSURANCE AGENCY OF LA INC, SCF SECURITIES INC, SECURIAN FINANCIAL SERVICES INC, SECURITIES AMERICA INC, SECURITIES SERVICE NETWORK INC, SFA INSURANCE SERVICES INC, SIGMA FINANCIAL CORP, SIGNAL SECURITIES INC, SIGNATOR INSURANCE AGENCY INC, SII INVESTMENTS INC, SIMMONS FIRST INS SERVICES INC, SMITH BROWN & GROOVER INC, SNOWDEN INSURANCE SERVICES LLC, SORRENTO PACIFIC FINANCIAL LLC , SOUTHERN WEALTH SECURITIES LLC, SOUTHWEST INSURANCE AGENCY INC, SPIRE INSURANCE AGENCY LLC, ST. BERNARD FINANCIAL SERVICES INC, STANLEY LAMAN GROUP SECURITIES LLC, STEPHENS INSURANCE LLC, STIFEL NICHOLAUS & CO INC, STIFEL NICHOLAUS & CO INC, SUMMIT BROKERAGE SERVICES, INC., SUNSET FINANCIAL SERVICES INC, TFS SECURITIES INC, THOROUGHBRED FINANCIAL SERVICES LLC, THRIVENT INSURANCE AGENCY INC, THURSTON SPRINGER MILLER HERD & TITAK INC, TRANSAMERICA FINANCIAL ADVISORS INC, TRIAD ADVISORS INC, TRIAD ADVISORS INC, TRUSTMONT FINANCIAL GROUP INC, U S BANCORP INVESTMENTS INC, UBS FINANCIAL SERVICES, UNIONBANC INVESTMENT SERVICES LLC, UNITED PLANNERS FINANCIAL, UNITED PLANNERS FINANCIAL, US BANCORP INSURANCE SERVICES LLC, USA FINANCIAL SECURITIES CORP, VALMARK SECURITES INC , VANDERBILT SECURITIES LLC, VOYA FINANCIAL ADVISORS INC, WADDELL & REED INC, WELLS FARGO ADVISORS CALIFORNIA INS AGENCY LLC, WELLS FARGO ADVISORS FINANCIAL NETWORK, WELLS FARGO ADVISORS FINANCIAL NETWORK L, WELLS FARGO ADVISORS FINANCIAL NETWORK L, WESTERN EQUITY GROUP INC, WINTRUST INVESTMENTS LLC, WOODBURY FIN SERVICES INC, WOODBURY FINANCIAL AGENCY OH INC, WORLD CAPITAL BROKERAGE INC, WORLD EQUITY GROUP, WORTH FINANCIAL GROUP INC, ZURES CO FIN & INS SVCS (J BAKER)
Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.
EXPERTS
[Auditing and accounting statement to be filed by pre-effective amendment.]
Actuarial matters included in this statement of additional information have been examined by Vy Ho, FSA, MAAA, Vice President and Actuary of Prudential.
PERFORMANCE DATA
Average Annual Total Return
The Account may advertise average annual total return information calculated according to a formula prescribed by the SEC. Average annual total return shows the average annual percentage increase, or decrease, in the value of a hypothetical contribution allocated to a Variable Investment Option from the beginning to the end of each specified period of time. The SEC standardized version of this performance information is based on an assumed contribution of $1,000 allocated to a Variable Investment Option at the beginning of each period and full withdrawal of the value of that amount at the end of each specified period. This method of calculating performance further assumes that (i) a $1,000 contribution was allocated to a Variable Investment Option and (ii) no transfers or additional payments were made. Premium taxes are not included in the term “charges” for purposes of this calculation. Average annual total return is calculated by finding the average annual compounded rates of return of a hypothetical contribution that would compare the Unit Value on the first day of a specified period to the ending redeemable value at the end of the period according to the following formula:
P(1+T)n = ERV
Where T equals average annual total return, where ERV (the ending redeemable value) is the value at the end of the applicable period of a hypothetical contribution of $1,000 made at the beginning of the applicable period, where P equals a hypothetical contribution of $1,000, and where n equals the number of years.
Non-Standard Total Return
In addition to the standardized average annual total return information described above, we may present total return information computed on bases different from that standardized method. The Account may also present aggregate total return figures for various periods, reflecting the cumulative change in value of an investment in the Account for the specified period.
For the periods prior to the date the Variable Investment Options commenced operations, non-standard performance information for the Contracts will be calculated based on the performance of the Funds and the assumption that the Variable Investment Options were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Variable Investment Options (this is referred to as “hypothetical performance data”). Standard and non-standard average annual return calculations include the mortality and expense risk charge under the Contract, but do not reflect other life insurance Contract charges (sales, administration, and actual cost of insurance) nor any applicable surrender or lapse charges, which would significantly lower the returns. Information stated for any given period does not indicate or represent future performance.
Money Market Yield
The “total return” figures for the Government Money Market Variable Investment Option are calculated using historical investment returns of the Government Money Market Portfolio of The Prudential Series Fund as if PruLife® SVUL Protector® had been investing in that Variable Investment Option during a specified period. Fees associated with the Series Fund are reflected; however, all fees, expenses, and charges associated with PruLife® SVUL Protector® are not reflected.
The yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Government Money Market Variable Investment Option at the beginning of a specified

7

period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the Variable Investment Option at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7), with the resulting figure carried to the nearest ten-thousandth of 1%. The effective yield is obtained by taking the base period return, adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield ([base period return + 1]365/7)-1.
The yields on amounts held in the Government Money Market Variable Investment Option will fluctuate on a daily basis. Therefore, the stated yields for any given period are not an indication of future yields.
FINANCIAL STATEMENTS
The financial statements of the Account should be distinguished from the consolidated financial statements of Pruco Life and its subsidiaries, which should be considered only as bearing upon the ability of Pruco Life to meet its obligations under the Contracts.
[To be filed by pre-effective amendment.]

8

PART C:

OTHER INFORMATION

Item 26. Exhibits

Exhibit number Description of Exhibit

(a)	Board of Directors Resolution:
(i)	Resolution of Board of Directors of Pruco Life Insurance Company establishing the Pruco Life Variable Universal Account. (Note 2)

(b)	Not Applicable.

(c)	Underwriting Contracts:
(i)	Distribution Agreement between Pruco Securities, LLC and Pruco Life Insurance Company. (Note 4)
(ii)	Broker Dealer Selling Agreement used from 8-2018 to current. (To be filed by pre-effective amendment)

(d)	Contracts:
(i)	Survivorship Variable Universal Life Insurance Contract (ICC20 SVULPR-2020). (To be filed by pre-effective amendment)
(ii)	Rider to Provide Lapse Protection (ICC20 PLI 551-2020). (To be filed by pre-effective amendment)
(iii)	Rider to Provide Acceleration of Death Benefit for Survivorship (ICC18 VL 147 SB1-2018). (To be filed by pre-effective amendment)
(iv)	Rider for Payment of an Additional Amount Upon Surrender (ICC18 PLI 496-2018). (To be filed by pre-effective amendment)
(v)	Rider for Excess Loan Protection (ICC17 PLI 552-2017). (Note 19)
(vi)	Option to Exchange for Separate Contracts at Attained Age (ICC18 PLI 493-2018). (To be filed by pre-effective amendment)
(vii)	Rider for Term Insurance Benefit on Life of Second Insured to Die (ICC15 VL 194 C-2015). (Note 19)
(viii)	Endorsement for Type C Death Benefit Option (ICC15 PLI 539-2015). (Note 16)
(ix)	Endorsement for Type C Death Benefit Option with Rider for Payment of an Additional Amount Upon Surrender (ICC15 PLI 539E-2015). (Note 16)

(e)	Application:
(i)	Application for Variable Universal Life Insurance Contract. (Note 19)
(ii)	Supplement to the Application for Variable Universal Life Insurance Contract. (Note 6)

(f)	Depositor’s Certificate of Incorporation and By-Laws:
(i)	Articles of Incorporation of Pruco Life Insurance Company, as amended October 19, 1993. (Note 2)
(ii)	By‑laws of Pruco Life Insurance Company, as amended May 6, 1997. (Note 5)

(g)	Reinsurance Agreements:
(i)	Agreement between Pruco Life Insurance Company ("Pruco Life") and Prudential. (Note 7)
(ii)	Amendments (1-13) to the Agreement between Pruco Life and Prudential. (Note 8)

(h)	Participation Agreements:
(i)	American Skandia Trust Participation Agreement, as amended June 8, 2005. (Note 11)
(ii)	Amendment #1 to the Participation Agreement between Pruco Life Insurance Company ("Pruco Life") and Advanced Series Trust (formerly American Skandia Trust), as amended June 8, 2005. (Note 8)
(iii)	Participation Agreement between Pruco Life and American Funds. (Note 12)
(iv)	Participation Agreement between Pruco Life and Dreyfus. (Note 13)
(v)	Amendment #3 to the Participation Agreement between Pruco Life and Dreyfus. (Note 18)
(vi)	Amendment #4 to the Participation Agreement between Pruco Life and Dreyfus. (Note 18)

(vii)	Amendment #5 to the Participation Agreement between Pruco Life and Dreyfus. (Note 18)
(viii)	Amendment #6 to the Participation Agreement between Pruco Life and Dreyfus. (Note 14)
(ix)	Participation Agreement between Pruco Life and Fidelity. (Note 12)
(x)	Amendment #1 to the Participation Agreement between Pruco Life and Fidelity. (Note 12)
(xi)	Amendment #2 to the Participation Agreement between Pruco Life and Fidelity. (Note 18)
(xii)	Participation Agreement between Pruco Life and MFS. (Note 13)
(xiii)	Amendment #7 to the Participation Agreement between Pruco Life and MFS. (Note 12)
(xiv)	Participation Agreement between Pruco Life and Neuberger Berman. (Note 13)
(xv)	Amendment #1 to the Participation Agreement between Pruco Life and Neuberger Berman. (Note 14)
(xvi)	Amendment #2 to the Participation Agreement between Pruco Life and Neuberger Berman. (Note 18)
(xvii)	Participation Agreement between Pruco Life and Northern Lights. (Note 17)
(xviii)	Amendment (2) to the Participation Agreement between Pruco Life and Northern Lights. (Note 9)
(xix)	Participation Agreement between Pruco Life and The Prudential Series Fund. (Note 18)
(xx)	Shareholder Agreement (22c-2 Agreement) between Pruco Life and Advanced Series Trust. (Note 19)
(xxi)	Shareholder Agreement (22c-2 Agreement) between Pruco Life and American Funds. (Note 18)
(xxii)	Shareholder Agreement (22c-2 Agreement) between Pruco Life and Dreyfus. (Note 19)
(xxiii)	Shareholder Agreement (22c-2 Agreement) between Pruco Life and MFS. (Note 19)
(xxiv)	Shareholder Agreement (22c-2 Agreement) between Pruco Life and Neuberger Berman. (Note 18)
(xxv)	Shareholder Agreement (22c-2 Agreement) between Pruco Life and The Prudential Series Fund. (Note 19)

(i)	Administrative Contracts:
(i)	Service Agreement between Prudential and the Regulus Group, LLC. (Note 5)
(ii)	Revised Service Agreement between Prudential and the Regulus Group LLC, a TransCentra company. (Note 9)
(iii)	Engagement Schedule No. 2 between Prudential and Regulus Group, LLC. (Note 10)

(j)	Not Applicable.

(k)	Opinion and Consent of Christopher J. Madin, Esq., as to the legality of the securities being registered. (To be filed by pre-effective amendment)

(l)	Not Applicable.

(m)	Not Applicable.

(n)	Other Opinions:
(i)	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm. (To be filed by pre-effective amendment)
(ii)	Powers of Attorney: Markus Coombs, Caroline A. Feeney, Salene Hitchcock-Gear, Susan M. Mann, Nandini Mongia, Dylan J. Tyson, Candace Woods. (Note 1)

(o)	None.

(p)	Not Applicable.

(q)	Redeemability Exemption:
(i)	Memorandum describing Pruco Life Insurance Company's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii). (Note 1)

---------------------------------------------------------

(Note 1)	Filed herewith.
(Note 2)	Incorporated by reference to Form N-6, Registration No. 333-158634, filed April 20, 2009, on behalf of the Pruco Life Variable Universal Account.
(Note 3)	This note not currently used.
(Note 4)	Incorporated by reference to Post-Effective Amendment No. 10 for Form N-6, Registration No. 333-112808, filed April 14, 2010, on behalf of the Pruco Life Variable Universal Account.
(Note 5)	Incorporated by reference to Post-Effective Amendment No. 11 for Form N-6, Registration No. 333-112808, filed April 12, 2011, on behalf of the Pruco Life Variable Universal Account.
(Note 6)	Incorporated by reference to Form N-6, Pre-Effective Amendment No. 1, Registration No. 333-229276, filed April 22, 2019, on behalf of the Pruco Life Variable Universal Account.
(Note 7)	Incorporated by reference to Post-Effective Amendment No. 6 for Form N-6, Registration No. 333-112808, filed April 19, 2006, on behalf of the Pruco Life Variable Universal Account.
(Note 8)	Incorporated by reference to Post-Effective Amendment No. 14 for Form N-6, Registration No. 333-112808, filed April 15, 2013, on behalf of the Pruco Life Variable Universal Account.
(Note 9)	Incorporated by reference to Post-Effective Amendment No. 20 for Form N-6, Registration No. 333-112808, filed April 7, 2014, on behalf of the Pruco Life Variable Universal Account.
(Note 10)	Incorporated by reference to Post-Effective Amendment No. 28 for Form N-6, Registration No. 333-112808, filed April 7, 2015, on behalf of the Pruco Life Variable Universal Account.
(Note 11)	Incorporated by reference to Post-Effective Amendment No. 3 for Form N-6, Registration No. 333-112808, filed August 12, 2005, on behalf of the Pruco Life Variable Universal Account.
(Note 12)	Incorporated by reference to Post-Effective Amendment No. 16 for Form N-6, Registration No. 333-112808, filed June 28, 2013, on behalf of the Pruco Life Variable Universal Account.
(Note 13)	Incorporated by reference to Post-Effective Amendment No. 8 for Form N-6, Registration No. 333-112808, filed April 18, 2008, on behalf of the Pruco Life Variable Universal Account.
(Note 14)	Incorporated by reference to Post-Effective Amendment No. 21 for Form N-6, Registration No. 333-112808, filed June 27, 2014, on behalf of the Pruco Life Variable Universal Account.
(Note 15)	Incorporated by reference to Post-Effective Amendment No. 9 for Form N-6, Registration No. 333-158634, filed April 22, 2014, on behalf of the Pruco Life Variable Universal Account.
(Note 16)	Incorporated by reference to Post-Effective Amendment No. 28 for Form N-6, Registration No. 333-112808, filed April 7, 2015, on behalf of the Pruco Life Variable Universal Account.
(Note 17)	Incorporated by reference to Post-Effective Amendment No. 12 for Form N-6, Registration No. 333-112808, filed April 23, 2012, on behalf of the Pruco Life Variable Universal Account.
(Note 18)	Incorporated by reference to Post-Effective Amendment No. 40 to Form N-6, Registration No. 333-112808, filed April 6, 2018, on behalf of the Pruco Life Variable Universal Account.
(Note 19)	Incorporated by reference to Pre-Effective Amendment No.1 to Form N-6, Registration No. 333-215544, filed June 16, 2017, on behalf of the Pruco Life Variable Universal Account.

Item 27. Directors and Officers of Pruco Life Insurance Company

The directors and officers of Pruco Life Insurance Company ("Pruco Life"), listed with their principal occupations, are shown below. The principal business address of the directors and officers listed below is 213 Washington Street, Newark, New Jersey 07102.

DIRECTORS OF PRUCO LIFE

MARKUS COOMBS – Director and Vice President

CAROLINE A. FEENEY – Director

SALENE HITCHCOCK-GEAR – Director

SUSAN M. MANN – Director, Vice President, Chief Financial Officer, and Chief Accounting Officer

NANDINI MONGIA – Director and Treasurer

DYLAN J. TYSON – Director, President, and Chief Executive Officer

CANDACE J. WOODS – Director

OFFICERS WHO ARE NOT DIRECTORS

WILLIAM J. EVERS - Vice President and Corporate Counsel

LYNN K. STONE - Vice President, Chief Legal Officer, and Secretary

CONNIE W. TANG - Senior Vice President, Chief Actuary and Appointed Actuary

JORDAN K. THOMSEN - Vice President and Corporate Counsel

Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant

Pruco Life Insurance Company, a life insurance company organized under the laws of Arizona, is a direct wholly-owned subsidiary of The Prudential Insurance Company of America and an indirect wholly-owned subsidiary of Prudential Financial, Inc.

The subsidiaries of Prudential Financial, Inc. are listed under Exhibit 21.1 of the Annual Report on Form 10-K of Prudential Financial, Inc., Registration No. 001-16707, the text of which is hereby incorporated by reference.

Item 29. Indemnification

The Registrant, in connection with certain affiliates, maintains various insurance coverages under which the underwriter and certain affiliated persons may be insured against liability, which may be incurred in such capacity, subject to the terms, conditions, and exclusions of the insurance policies.

Arizona, being the state of organization of Pruco Life Insurance Company ("Pruco Life"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 et seq. of the Arizona Statutes Annotated. The text of Pruco Life’s By-law, Article VIII, which relates to indemnification of officers and directors, was filed on April 12, 2011, as exhibit Item 26.(f)(ii) to Form N-6 of this Registration Statement on behalf of the Pruco Life Variable Universal Account.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriters

(a) Pruco Securities, LLC ("Pruco Securities"), an indirect wholly-owned subsidiary of Prudential Financial, Inc., acts as the Registrant's principal underwriter of the Contract. Pruco Securities, organized on September 22, 2003, under New Jersey law, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a registered member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). (Pruco Securities is a successor company to Pruco Securities Corporation, established on February 22, 1971.) Pruco Securities' principal business address is 751 Broad Street, Newark, New Jersey 07102.

Pruco Securities acts as principal underwriter and general distributor for the following separate investment accounts and their affiliates:

Pruco Life Variable Universal Account
Pruco Life Variable Appreciable Account
Pruco Life of New Jersey Variable Appreciable Account
The Prudential Variable Appreciable Account

The Contract is sold by registered representatives of Pruco Securities who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Pruco Securities and applicable law to do so.

(b)
Managers And Officers Of Pruco Securities, LLC

Name and Principal Business Address -------------------------------------------------------	Position and Office with Pruco Securities -----------------------------------------------------------
Salene Hitchcock-Gear (Note 1)	Chairman of the Board, Manager
Michael S. Absher (Note 8)	Manager
Brian A. Barnard (Note 3)	Treasurer
Robert Begun (Note 4)	Vice President, Chief Supervising Officer, Principal Operations Officer
Kevin M. Brayton (Note 5)	Vice President, Manager
Jaye Brazicki (Note 1)	Assistant Secretary
John M. Cafiero (Note 2)	Assistant Secretary
David S. Campen (Note 3)	Assistant Controller
Dexter M. Feliciano (Note 1)	Chief Operating Officer
Anthony M. Fontano (Note 1)	Vice President, Manager
Peter C. Gayle (Note 1)	Vice President, Manager
Patrick L. Hynes (Note 1)	President, Manager
Bradford O. Hearn (Note 1)	Manager
Kathleen C. Hoffman (Note 3)	Assistant Treasurer
Hasan Ibrahim (Note 1)	Vice President, Chief Legal Officer, Assistant Secretary
John F. Keenan (Note 6)	Vice President
Milton T. Landes (Note 1)	Vice President
Conway Lee (Note 1)	Secretary
Joseph B. McCarthy (Note 2)	Assistant Treasurer
Charles M. O'Donnell (Note 1)	Vice President
Maggie Palen (Note 2)	Assistant Secretary
Mary Jo Reich (Note 1)	Assistant Secretary
Charles H. Smith (Note 3)	Anti-Money Laundering Officer

Robert P. Smit (Note 3)	Vice President, Controller, Chief Financial Officer, Principal Financial Officer
Michele E. Talafha (Note 7)	Assistant Vice President
Jordan K. Thomsen (Note 3)	Assistant Secretary
William Wilcox (Note 1)	Vice President, Chief Compliance Officer

(Note 1) 213 Washington Street, Newark, NJ 07102
(Note 2) 751 Broad Street, Newark, NJ 07102
(Note 3) Three Gateway Center, Newark, NJ 07102
(Note 4) 200 Wood Avenue South, Iselin, NJ 08830
(Note 5) 280 Trumbull Street, 1 Commercial Plaza, Hartford, CT 06103
(Note 6) 655 Broad Street, Newark, NJ 07102
(Note 7) NY Virtual Office
(Note 8) NC Virtual Office

(c) Pruco Securities passes through the gross distribution revenue it receives to broker-dealers for their sales and does not retain any portion of it in return for its services as distributor for the Contracts. However, Pruco Securities does retain a portion of compensation it receives with respect to sales by its representatives. Pruco Securities retained compensation of $2,809,798 in 2019, $2,211,393 in 2018, and $2,855,401 in 2017. Pruco Securities offers the Contract on a continuous basis.

The sum of the chart below is $281,884,788, which represents Pruco Securities’ total 2019 Variable Life Distribution Revenue. The amount includes both agency distribution and broker-dealer distribution.

Compensation received by Pruco Securities during the last fiscal year with respect to variable life insurance products.
Principal Underwriter	Gross Distribution Revenue*	Compensation on Events Occasioning the Deduction of a Deferred Sales Load	Brokerage Commissions**	Other Compensation
Pruco Securities	$94,229,852	$-0-	$187,654,936	$-0-
* Represents Variable Life Distribution Revenue for the agency channel.
** Represents Variable Life Distribution Revenue for the broker-dealer channel.

Because Pruco Securities registered representatives who sell the Contracts are also our life insurance agents, they may be eligible for various cash bonuses and insurance benefits and non-cash compensation programs that we or our affiliates offer, such as conferences, trips, prizes, and awards, subject to applicable regulatory requirements. In some circumstances and to the extent permitted by applicable regulatory requirements, we may also reimburse certain sales and marketing expenses.

Item 31. Location of Accounts and Records

The Depositor, Pruco Life Insurance Company, is located at 213 Washington Street, Newark, New Jersey 07102.

The Principal Underwriter, Pruco Securities, LLC, is located at 751 Broad Street, Newark, New Jersey 07102.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

Item 32. Management Services

Not Applicable.

Item 33. Representation of Reasonableness of Fees

Pruco Life Insurance Company (“Pruco Life”) represents that the fees and charges deducted under the Variable Universal Life Insurance Contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Pruco Life Variable Universal Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 20th day of March, 2020.

(Seal)

Pruco Life Variable Universal Account
(Registrant)

By: Pruco Life Insurance Company
(Depositor)

By: /s/ Christopher J. Madin Christopher J. Madin Vice President and Corporate Counsel

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on this 20th day of March, 2020.

Signature and Title

/s/ *
Markus Coombs
Director and Vice President

/s/ *
Caroline A. Feeney
Director

/s/ *
Salene Hitchcock-Gear
Director
	*By:	/s/ Christopher J. Madin
/s/ *		Christopher J. Madin
Susan M. Mann		(Attorney-in-Fact)
Director, Vice President, Chief Accounting Officer, and Chief Financial Officer

/s/ *
Nandini Mongia
Director and Treasurer

/s/ *
Dylan J. Tyson
Director, President, and Chief Executive Officer

/s/ *
Candace Woods
Director

EXHIBIT INDEX

Item 26.

(n) Other Opinions:	(ii)	Powers of Attorney: Markus Coombs, Caroline A. Feeney, Salene Hitchcock-Gear, Susan M. Mann, Nandini Mongia, Dylan J. Tyson, Candace Woods.

(q) Redeemability Exemption:	(i)	Memorandum describing Pruco Life Insurance Company's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii).